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Follow-Up Materials

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REGISTRANT'S NAME Hopewell Holdings Limited

*CURRENT ADDRESS

PROCESSED

NOV 06 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1547 FISCAL YEAR 6-30-03

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DAT : 10/29/03

HOPEWELL Holdings Limited
Annual Report 2003
合和實業有限公司二零零三年年報





CHINA HOTEL

A 5-star hotel with 1,200 rooms in Guangzhou, which was Group's first hotel project in the mainland, using the build-operate-transfer concept.



DONGGUAN
SHENZHEN
HONG KONG



PANDA HOTEL

A 1,000-room hotel in Tsuen Wan area, which is one of the largest hotels in Hong Kong, with its operation managed by a subsidiary of the Group.



HONGKONG INTERNATIONAL TRADE AND EXHIBITION CENTRE

A modern and unique 14-storey complex in Kowloon Bay, of over 163,000 sq.m., with self-contained convention and exhibition area, showroom offices, restaurants and other related business facilities.



SUPERSTORE

HOPEWELL CENTRE

A 66-storey office / commercial building in Wanchai, which is the Group's flagship building and a Hong Kong landmark.



NOVA TAIPA GARDENS

A joint venture multi-phase development of residential commercial, social amenities, offices and a hotel in Macau.

Mission 宗旨

Hopewell Holdings Limited is one of Hong Kong's premier companies with diverse business interests spread across Property Investment and Development, Highway Infrastructure, Hotels and Hospitality, and Construction. The Group, with strong expertise in investment, development and engineering of major projects, focus on Hong Kong and the Pearl River Delta, and is founded on visionary strategic initiatives. In August 2003, its subsidiary, Hopewell Highway Infrastructure Limited, which holds the majority of its PRC-based transportation infrastructure interests was listed on the Stock Exchange of Hong Kong, with the Group retaining 75% interest.

合和實業有限公司乃本港其中一間卓越的公司，業務分佈多元化，包括有物業投資及發展，公路基建、酒店和建築。本集團建基於高瞻遠矚的策略及憑藉着所擁有的專門技術，致力於香港及珠江三角洲的主要項目的投資、發展及工程。於二零零三年八月，旗下之附屬公司合和公路基建有限公司，持有主要以中國大陸為基礎的交通基建業務，已經於香港聯合交易所上市，集團持有其75%股份。

Group Business Overview

GUANGZHOU-SHENZHEN SUPERHIGHWAY

A 122.8km closed system asphalt-paved dual three lane expressway running between Huanggang in Shenzhen and Guangdan in Guangzhou where it connects to the ESW Ring Road.



GUANGZHOU ESW RING ROAD PROJECT

A 38km closed system concrete-paved dual three lane expressway running along the eastern, southern and western fringes of the Guangzhou urban areas and connecting to the Northern Ring Road to form the Guangzhou Ring Road.



SHUNDE ROADS AND SHUNDE 105 ROAD

The Shunde Roads are a system of four interconnecting dual three lane highways which form the core road network around the Shunde District of Foshan Municipality; whereas, Shunde 105 is a separate major route through the District, providing vital access to neighbouring municipalities.



PHASE 1 OF THE WESTERN DELTA ROUTE

(UNDER CONSTRUCTION)

A 14.7km closed system asphalt-paved dual three lane expressway linking Guangzhou to Shunde. It will connect to ESW Ring Road after completion.



HK-ZHUHAI-MACAU BRIDGE TUNNEL

A proposed Y-shaped 29km bridge tunnel linking Hong Kong's western Lantau Island to the cities of Macau and Zhuhai on mainland China being pursued by the Group.




GUANGZHOU
FOSHAN
JIANGMEN
ZHONGSHAN
ZHUHAI
MACAU

Hopewell Holdings Limited

Financial Highlights

Turnover by Activity


Property Letting, Agency & Management
Hotel & Food Operations
Construction & Project Management
Infrastructure Project Investments
28%
41%
22%
9%

Profit Attributable to Shareholders (HK$m)


600
450
300
150
340
618
2002
2003

Turnover by Country


Hong Kong
Other Regions in the PRC
90%
10%

Net Asset Value Per Share (HK$)


15
10
5
15.7
15.6
2002
2003

Earnings before Interest and Tax


Infrastructure Project Investments
Others
76%
24%

Net Debt versus Equity and Total Capitalization (HK$m)


20,000
15,000
10,000
5,000
2,950
13,794
21,304
2,258
13,699
18,125
2002
2003
Net Debt
Equity
Total Capitalization

This page is deliberately left blank.

Hopewell Holdings Limited
5 Year Financial Summary

Consolidated Results

Year ended 30th June

(in HK$ million)	1999	2000	2001	2002	2003
Turnover	1,348	1,572	1,750	1,132	**799**
Profit from ordinary activities before taxation	205	193	336	363	**833**
Taxation	(32)	(20)	(27)	(13)	**(116)**
Profit before minority interests	173	173	309	350	**717**
Minority interests	(3)	(6)	(3)	(10)	**(99)**
Profit attributable to shareholders	**170**	**167**	**306**	**340**	**618**

Consolidated Balance Sheet

As at 30th June

(in HK$ million)	1999	2000	2001	2002	2003
Investment properties	7,222	6,358	6,385	5,986	**5,655**
Property, plant and equipment	1,185	1,154	1,119	1,119	**1,493**
Properties for or under development	864	935	662	833	**1,018**
Interests in jointly controlled entities	15,757	15,237	14,120	8,135	**8,207**
Defeasance/pledged deposits	110	101	87	1,833	**1,681**
Other non-current assets	941	957	946	1,181	**575**
Current assets	1,863	2,067	875	4,038	**1,241**
Total assets	**27,942**	**26,809**	**24,194**	**23,125**	**19,870**
Non-current liabilities	(9,652)	(9,593)	(8,010)	(4,396)	**(3,875)**
Current liabilities	(3,766)	(3,484)	(2,205)	(4,914)	**(2,171)**
Total liabilities	**(13,418)**	**(13,077)**	**(10,215)**	**(9,310)**	**(6,046)**
Minority interests	(5)	(10)	(13)	(21)	**(125)**
Shareholders' equity	**14,519**	**13,722**	**13,966**	**13,794**	**13,699**

Per Share Basis

	1999	2000	2001	2002	2003
Earnings per share (HK cents)	19.4	19.1	34.9	38.8	**70.5**
Dividend per share (regular) (HK cents)	10.0	11.0	12.0	13.0#	**25.0**
Net asset value per share (HK$)	16.6	15.7	15.9	15.7	**15.6**

(# special dividend HK30 cents not included)

Financial Ratios

	1999	2000	2001	2002	2003
Net debt to equity	73%	74%	56%	21%	**16%**
Net debt to total capitalization	42%	42%	35%	14%	**12%**
Return on equity	1.2%	1.2%	2.2%	2.5%	**4.5%**

Contents

Chairman's Statement



The results reflect improved contributions from the Group's road infrastructure projects, lower finance costs and the write-back of previously made provisions...

At Hopewell Holdings we have the vision, the commitment and the resources to build for the future.

Financial Highlights

Amidst the challenging economic environment in the past financial year, net profit attributable to shareholders increased by 82% from HK$340 million to HK$618 million. The results reflect improved contributions from the Group's road infrastructure projects, lower finance costs and the write-back of previously made provisions as a result of the disposal of the Group's interest in the Tanjung Jati B Power Plant Project in Indonesia. Earnings per share was HK70.5 cents, representing an increase of 82% over last year.

The Board of Directors has proposed a final dividend of HK18 cents per share which, together with the interim dividend of HK7 cents per share, will result in total dividends for the year of HK25 cents per share. This represents a 92% increase over HK13 cents per share (excluding the special dividend of HK30 cents per share) of last year. The Register of Members of the Company will be closed from Tuesday, 14th October, 2003 to Tuesday, 21st October, 2003, both dates inclusive, during which period no transfer of shares of the Company will be effected. Subject to the approval of the shareholders at the annual general meeting to be held on 21st October, 2003, the final dividend will be paid on or about 23rd October, 2003 to shareholders as registered at the close of business on 21st October, 2003.







Turnaround in Financial Strength

Shareholders will be pleased to note that Hopewell Holdings has now made a turnaround improvement in its financial strength. Debt has been substantially reduced over this period of time, including defeasance of our GS Superhighway Notes and our net debt to equity ratio at this year-end was 16%, compared to 21% last year. Coupled with the reduction of debt, the Group also listed its subsidiary, Hopewell Highway Infrastructure Limited ("HHI"), on the Main Board of the Stock Exchange of Hong Kong on 6th August, 2003, raising over HK$3 billion. The Group will now consist of two listed companies each with its own portfolio of businesses. HHI will focus on the initiation, promotion, and development of toll roads and bridges. Hopewell Holdings will continue to operate its own core businesses of property and hospitality while retaining approximately 75% shareholding in HHI. In addition, with the resolution of the Tanjung Jati B project, where the Group is to recover net proceeds from the disposal of the project of HK$1.68 billion over time, the Group's financial resources will be further strengthened. The Group today is financially sound, having solid business fundamentals and a high degree of transparency. We are very excited to enter a new chapter of growth for Hopewell.

Business Review

Despite the challenging economy, as well as the impact of SARS, the Group's major business of providing and operating toll road infrastructure in the Pearl River Delta continued to record strong growth in profits. The Group's hospitality business, like the industry as a whole, was negatively affected, but earnings contributions from this business accounted for only a small portion of Hopewell's earnings before interest and tax.

The Group reduced its debt levels with the early redemption of the 2007 Notes in August 2002 and the sale of our interest in the Tanjung Jati B power plant project in Indonesia will also help bolster the level of cash reserves.

In view of the strength of the expressway infrastructure business, and to provide better transparency and clarity of this business to investors, the Group placed the expressway projects, comprising the majority of its China toll road network, including the Guangzhou-Shenzhen Superhighway ("GS Superhighway"), Guangzhou ESW Ring Road ("Ring Road") and Western Delta Route, into a separate entity, which was publicly listed in Hong Kong in August, 2003.

Hopewell Holdings has now made a turnaround improvement in its financial strength.

Infrastructure

The Pearl River Delta has become one of the world's most important manufacturing centres and today our roads form an integral part of the highway network connecting cities. Passengers and freight vehicles' demands on the highways operated by the Group's Joint Ventures are reflected in the performance of the Group's toll road projects.

As seen in the table below, both average daily traffic & toll revenue have increased at the respectable rates.

Financial Year ended 30th June	*2002*	***2003***	*Growth rate*
GS Superhighway			
Average Daily Traffic (No. of vehicles)	123,191	**155,394**	26%
Average Daily Toll Revenue (RMB)	5,183,936	**5,778,931**	11%
ESW Ring Road			
Average Daily Traffic (No. of vehicles)	32,757	**38,930**	19%
Average Daily Toll Revenue (RMB)	486,738	**590,053**	21%

With Guangdong's GDP as the highest among all provinces in the PRC, with about 25% of the total foreign direct investment in the PRC in 2002, and with car production and ownership continuing its sustained strong growth, the Group remains confident that the infrastructure business will also continue its superior growth.

Property

We have, over the past two years, strengthened our property investments in the region. In Macau, we are moving ahead with the second phase development of Nova Taipa Gardens, a key residential, commercial and hotel/office and social amenities development in which the Group holds a 50% interest.

In Guangzhou, we have completed negotiations and made payment to purchase a development site in Huadu. It is ideally located near to Guangzhou's new international airport and we expect it to be a prime location for commercial, logistics and residential purposes. This property is planned to be developed in phases, aiming at capturing the demand being generated by the new airport.

I believe it is the right time for the Group to activate our own development plans.

In Hong Kong, we hold a valuable and sizeable land bank in the heart of Wanchai along both sides of Queen's Road East. With new office and residential developments beginning to reshape the face of this district, I believe it is the right time for the Group to activate our own development plans. Mega Tower Hotel will lead our aspirations here with plans being developed for a major hotel complex incorporating recreational facilities, ballroom and function rooms, restaurants and an auditorium which will attract conferences and conventions, as well as shops, cinemas and other commercial interests. The recent PRC policy on relaxation of tourist visas for mainland visitors to Hong Kong has already stimulated the local tourism, retail and hospitality sectors, and in the longer term, we are very excited about the business opportunities offered by Mega Tower Hotel, and two neighbouring sites on which a commercial building and a residential building are being planned.

The property investment sector in Hong Kong experienced weak demand in the last year. However, the Hopewell Centre, in Wanchai, has bucked this trend and continued to hold its occupancy levels on a par with those of last year. The Group retains the support of long-term corporate tenants, many of whom have been in the Hopewell Centre for almost 20 years, and we are constantly looking at ways to upgrade offices and the standard and management of on-site facilities. Separately, in Kowloon Bay, the Group is ready to implement plans to expand the use of Hongkong International Trade and Exhibition Centre ("HITEC") for commercial, retail and recreational purposes. We have already obtained consent from the District Lands Conference on the change of land use, in line with the Government's urban re-development plans for southeast Kowloon, and are working on the lease modification procedures. The expanded nature of HITEC's business will complement the district's commercial development.

Long term, we are confident that there is substance in Hong Kong's property market. We believe that districts such as Wanchai will become a natural extension to Central in terms of office supply and hotel location, and will subsequently continue to grow and expand, maintaining their importance as commercial centres.

Hopewell Holdings is well positioned to meet the challenges of the future and to capture opportunities that will emerge across our broad and exciting marketplace.

Hospitality

Our hotel and hospitality interests have gained strength from a difficult year. The Panda Hotel in Tsuen Wan had been on course during the first 8 months of the financial year for a significant improvement in performance over the previous year when it was disrupted by the outbreak of SARS that severely hit Hong Kong's entire hotel sector. Nevertheless, the hotel managed to remain profitable for the year with average occupancy of 65%. We continue to target customers from Mainland China, Korea and South East Asia and expect room rates and occupancy will recover over the coming year. We also expect a positive impact from new Hong Kong Immigration laws that eases restrictions on Mainland China tourists visiting Hong Kong.

Tanjung Jati B Power Plant Project

The persistent effort of the Group has finally resulted in a satisfactory resolution for the Tanjung Jati B Power Plant project in Indonesia. The disposal of the project was concluded subsequent to the year end date and the aggregate net cash consideration to the Group is HK$1,680 million, of which partial proceeds of approximately HK$686 million was received on 5th August, 2003. The proceeds from the disposal will further strengthen the financial position of the Group and enhance its capability to explore new investment opportunity.

Prospects

Recent developments have been encouraging for the economic outlook of Hong Kong, such as the signing of the Closer Economic Participation Arrangement and the relaxation of tourist visa approvals for mainlanders to visit Hong Kong. We believe that the efforts of the Hong Kong Government towards revival of the economy is steadily beginning to show tangible results, and will provide more favourable market conditions for the general business community.

With the Group's strong platform of diverse business interests, sound financials and a motivated workforce, Hopewell Holdings is well positioned to meet the challenges of the future and to capture opportunities that will emerge across our broad and exciting marketplace.

The future, I believe, is promising and exciting. The Group is in a stronger position than ever to pursue the strategy we have adopted to invest and develop the property and hospitality markets in Hong Kong and the Pearl River Delta. Under HHI, we will also continue to drive towards completing the expressway network in the Pearl River Delta region. As an example, we are actively pursuing the proposed Hong Kong-Zhuhai-Macau Bridge-Tunnel. I have pursued this project for the last two decades and am confident that the Group is well equipped to participate in this project.

Changes of Directors

In line with the spin-off and listing of HHI, for a clear delineation between the businesses retained by the Company and that of HHI, a number of Board changes were effected before the listing. Mr. Alan Chi Hung CHAN resigned from the Board on 25th July, 2003, and serves only on the HHI Board as Deputy Managing Director. On 6th August, 2003, Mr. Eddie Ping Chang HO became Vice Chairman and Managing Director, while Mr. Thomas Jefferson WU became Deputy Managing Director. Mr. HO and Mr. WU also serve on the board of HHI as Vice Chairman and Managing Director, respectively. Two new Executive Directors, Mr. Andy Lee Ming CHEUNG and Mr. Eddie Wing Chuen HO Jr., were appointed on 16th July, 2003 and 6th August, 2003 respectively.

Acknowledgement

I would like to take this opportunity to thank my fellow directors, senior management teams and all staff for their hard work during this past financial year and their commitment to our platform for growth. My gratitude also goes to our shareholders, financiers and business partners for their invaluable support.

Sir Gordon Ying Sheung WU KCMG, FICE
Chairman

Hong Kong, 8th September, 2003

Management Team



Sir Gordon Ying Sheung WU KCMG, FICE
Chairman



Mr. Eddie Ping Chang HO
Vice Chairman & Managing Director



Mr. Josiah Chin Lai KWOK
Deputy Managing Director



Mr. Colin Henry WEIR
Executive Director



Mr. David Yau-gay LUI
Executive Director





Mr. Thomas Jefferson WU
Deputy Managing Director

Mr. Robert Van Jin NIEN
Executive Director

Mr. Albert Kam Yin YEUNG
Executive Director



Mr. Andy Lee Ming CHEUNG
Executive Director

Mr. Eddie Wing Chuen HO Junior
Executive Director

Operations Review



The Pearl River Delta in southern Guangdong Province has rapidly become *one of the world's most important centres of industrial output and is continuing* to grow. New port and airport developments and the PRC's World Trade Organisation ("WTO") membership have resulted in increasing foreign investment in manufacturing facilities in the region and have contributed to its continuous rise in GDP. As a result, vehicle production and ownership have continued to grow at record rates. Toll roads, built as part of the Hopewell's vision, are now strategic links in the transportation network that underpins the Pearl River Delta's economic growth.

INFRASTRUCTURE



The financial year 2002-2003 has seen Hopewell Holdings reap the results from significant debt reduction over the past five years and a strong infrastructure business. These, together with a focused approach to the strengths of our other key business elements – property and hotels – and the positioning of those businesses within the geographical context of Hong Kong and Pearl River Delta, have laid the foundation for the Group's future investment and development strategies.

The Group, through co-operative joint venture arrangements, has invested in five toll road projects across the Pearl River Delta ("PRD") . Four of these projects, namely, the Guangzhou-Shenzhen Superhighway, Guangzhou ESW Ring Road, Shunde Roads and Shunde 105 Road, with a combined road length of over 300 km, are operational and have exhibited remarkable strength in terms of traffic volume and toll revenue growth over the year. The fifth toll road project, Western Delta Route (Phase 1), is a 14.7km dual three lane expressway from Guangzhou to Shunde that is expected to be completed by mid-2004. The Group is actively pursuing the development of two further phased extensions to this stretch of the expressway.

GUANGZHOU-SHENZHEN SUPERHIGHWAY ("GS SUPERHIGHWAY")



In view of the strong economic growth in the Guangdong Province, especially in the PRD region, the Guangzhou-Shenzhen Superhighway continues its robust growth in terms of both traffic volume and toll revenue. The GS Superhighway is a 122.8 km, dual three lane toll expressway with 18 toll stations along the route. During the financial year, average daily traffic reached 155,394, a 26% growth over the previous year. Total toll revenue reached RMB 2.1 billion, an 11% increase over 2002. With the Huanggang border crossing with Hong Kong open on a 24-hour basis as of January 2003, and with the PRC's WTO membership and the Closer Economic Partnership Arrangement ("CEPA") signed in June 2003, we expect continued growth on this expressway.


Toll Revenue
(RMBm)
2,400
1,800
1,200
600
1,892
2,109
2002
2003

The toll collection system along the northbound section of the expressway has been upgraded from a magnetic card toll collection system to a contactless Integrated Circuit (IC) card system. This will enhance operational efficiency by reducing toll processing time as well as enabling us to efficiently gather data on road usage trends. Work on upgrading the system along the southbound section of the expressway will be completed by 2004.


Average Daily Traffic
(No. of vehicles)
160,000
120,000
80,000
40,000
123,191
155,394
2002
2003

Although the GS Superhighway still has capacity to handle further increase in traffic, additional toll lanes have been added at particularly busy toll stations such as Huangtien, Nantou and Baoan, to improve traffic capacity. The main alignment between Hezhou and Huangtien interchanges is being expanded with an additional lane in each direction to increase capacity along this busy 2.7 km section of the expressway. Further, over 50 km of road surface was re-paved during the year as part of a three-year major repairing programme which will cover virtually the whole expressway.

The Joint Venture company was also awarded the ISO9001 quality standard this year – a recognition of operational and management standards that are applied to the expressway.


Average Daily
Toll Revenue (RMB'000)
6,000
4,500
3,000
1,500
5,184
5,779
2002
2003

PROJECT SUMMARY

Location	Guangzhou to Shenzhen, Guangdong, PRC
Length	122.8km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Jul 1997 – Jun 2027
Profit Sharing Ratio	Year 1-10: 50% Year 11-20: 48% Year 21-30: 45%

GUANGZHOU ESW RING ROAD PROJECT ("ESW RING ROAD")



The Guangzhou ESW Ring Road, is a 38 km long expressway with dual three lane and 10 interchanges equipped with computerised toll collection and traffic surveillance systems. It is connected to the Guangzhou Northern Ring Road to form a complete expressway around the major centres of Guangzhou. There are also several connecting expressways and highways along the ESW Ring Road which ensure that traffic is able to reach a wide network of destinations. During the year, it continued to record steady growth. Its average daily toll traffic figure stood at 38,930, 19% higher than last year's figures. Annual toll revenue reached RMB 215 million, 21% higher than the previous financial year.

The gradual completion of connecting highways and expressways and the development of districts in the northern and southern part of Guangzhou have contributed to the increase in traffic flows along the expressway.

The Group and its joint venture partners continue to plan ahead. A connecting road at the Huangqi interchange linking with the Guangfo Highway will be completed before the end of 2003 and the Western Delta Route (Phase 1), now under construction, will connect to the ESW Ring Road when completed in mid-2004.

Other links are being built at Xinzhou Interchange and Luntou Interchange to complete connections with both the Guangzhu East Expressway and the Guangzhou Southern Expressway.

Toll Revenue
(RMBm)


240
180
120
60
178
215
2002
2003

Average Daily Traffic
(No. of vehicles)


40,000
30,000
20,000
10,000
32,757
38,930
2002
2003

Average Daily Toll Revenue (RMB'000)


600
450
300
150
487
590
2002
2003

PROJECT SUMMARY

Location	Guangzhou, Guangdong, PRC
Length	38km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Jan 2002 – Dec 2031
Profit Sharing Ratio	Year 1-10: 45% Year 11-20: 37.5% Year 21-30: 32.5%

SHUNDE ROADS AND SHUNDE 105 ROAD



The Shunde Roads are a system of four interconnecting dual three lane highways which form the core road network around the Shunde District of Foshan Municipality; whereas, Shunde 105 is a separate major route through the District, providing vital access to neighbouring municipalities. Both projects are open-system highways.

The joint venture companies of the Shunde Roads and Shunde 105 have reached agreements with the Foshan Municipal Roads and Bridges Company ("Foshan Company"), a company 100%-owned by the Foshan Municipal Government, that the Foshan Company has been entrusted to collect tolls on their behalf since March, 2003. Under the agreed arrangement, effective from 15th March, 2003, the Foshan Company has been paying each of the joint venture companies every month the equivalent of its monthly average toll revenue of 2002 over the remainder of the cooperation period, plus an annual growth rate to be mutually agreed.

The Group is of the view that the arrangement is beneficial to the joint venture companies for not only securing reasonable income growth but also reducing operating expenses.

SHUNDE ROADS PROJECT SUMMARY

Location	Shunde, Guangdong, PRC
Length	102.4km
Lane	Dual three lane
Class	Class 1 Highway
JV Contractual Operation Period	Aug 1996 – Aug 2026
Profit Sharing Ratio	25%

SHUNDE 105 ROAD PROJECT SUMMARY

Location	Shunde, Guangdong, PRC
Length	40km
Lane	Dual three lane
Class	Class 1 Highway
JV Contractual Operation Period	Jan 2001 – Dec 2025
Profit Sharing Ratio	30%

WESTERN DELTA ROUTE (PHASE 1)

This 14.7km dual three lane, closed system expressway is under construction and due for completion in mid-2004. It will be the only expressway linking Guangzhou and Shunde and will bring travelling time between the two cities to 10 to 15 minutes - a reduction of 25 to 30 minutes by using the existing highways.



HK-ZHUHAI-MACAU BRIDGE-TUNNEL

The proposed Y-shaped 29 km bridge-tunnel linking Hong Kong's western Lantau Island to the cities of Macau and Zhuhai on mainland China, is designed to spur logistics, tourism and economic activities within the western Pearl River Delta. The Group has been an early and strong advocate of this idea, its necessity and viability, and we remain confident that we will play a vital role in this project through Hopewell Highway Infrastructure Limited, our recently listed subsidiary.





Property development and investment is one of the core businesses of the Hopewell Group. In addition to the past successful track record and over 30 years of accumulated experience and expertise in property development, the Group has a well balanced portfolio of developed and under development property projects spreading over Hong Kong, Macau and Guangdong, including :

PROPERTY



Project	*Location*	*Description*	*Status*
HONG KONG SAR			
Hopewell Centre	Wanchai, Hong Kong Island	A 66-storey commercial building with GFA of about 78,000 sq.m.	Completed since 1980 and presently held by the Group as rental property.
Hongkong International Trade and Exhibition Centre	Kowloon Bay, Kowloon	A 18-storey building with conference, exhibition, restaurant, showroom office & carpark facilities with GFA of about 163,700 sq.m.	Completed since 1995 and presently held by the Group as rental property. Application for change of use to more flexible office/commercial uses has been approved and negotiation with Government on premium is ongoing.
Mega Tower Hotel	Wanchai, Hong Kong Island, near Hopewell Centre	A planned site of about 13,000 sq.m. under various approval process for the development of a hotel and shopping complex with convention facilities	Under going various process for Town Planning Board's approval
214-224 Queen's Road East and 9-19 Sam Pan Street	Wanchai, Hong Kong Island, near Hopewell Centre	Presently a 19-storey building with site area of about 1,080 sq.m. due to be demolished for redevelopment	Demolition for redevelopment is presently planned to be in early 2004
196-206 Queen's Road East	Wanchai, Hong Kong Island, near Hopewell Centre	A vacant site of about 460 sq.m. presently used for car parking open to the public.	Available for commercial/office redevelopment.
MACAU SAR			
Nova Taipa Gardens	Nova Taipa Island, Macau	A joint venture with Shun Tak and STDM of which the Group has a 50% interest.	Phase 1 with 2,228 residential units completed since 1997 and development of phase 2 is under planning. Construction of 552 residential units as part of phase 2 is presently underway.
GUANGZHOU CITY - GUANGDONG PROVINCE, PRC			
Huadu development	Huadu, Guangzhou, PRC, near the new international airport of Guangzhou	The Group has 95% interest in the project with a site of about 733,000 sq.m. for a composite development with residential, logistic and commercial developments.	Under development by phases. Present plan is for construction of Phase 1 to commence before the end of 2003.

HOPEWELL CENTRE



Hopewell Centre remains a Hong Kong landmark. It retains a steady list of long-term tenants and its occupancy levels in the shopping arcade and throughout the office tower, have remained consistent at 92% - just 1% lower than the previous financial year. Earnings before interest and tax for the year stood at HK$113 million, 7.4% down on the previous year.

The increasing supply of office space in both the Central and Wanchai districts and strong rental incentives being offered by major landlords to retain tenants, can place pressure on our rental rates. Our turnover for the year stood at HK$157 million, just HK$5 million less than last year. To ensure the building remains increasingly attractive to tenants we are undertaking a major renovation programme focusing on upgrading common areas including main lobbies, and the installation of an additional lift.

HONGKONG INTERNATIONAL TRADE AND EXHIBITION CENTRE (HITEC)



This property is located in Kowloon Bay and has a broad range of showroom office, event facilities, clubhouse and restaurants. HITEC's average occupancy for the year was kept at 64%, compared to 67% last year.

In June 2003, the District Lands Conference consented to our proposed lease modification to non-industrial use, which will permit us to rent out space for office, retail and recreational purposes. Our advanced convention and exhibition facilities and a new marketing strategy aimed at attracting more local events to the centre proved successful during the year. Revenue losses were successfully minimized.

Hong Kong Rental Property EBIT (HK$m)


240
180
120
60
234
37
75
122
217
43
61
113
2002
2003
Hopewell Centre
HITEC
Others

Average Occupancy Hopewell Centre and HITEC (%)


100
75
50
25
67%
93%
64%
92%
2002
2003
Hopewell Centre
HITEC

NOVA TAIPA GARDENS

Nova Taipa Gardens is a joint venture multi-phase development of residential, commercial, social amenities, offices and a hotel on a 176,000 sq.m. site on Taipa Island, in Macau. Phase I of the development was completed in 1997. Phase II will consist of 13 high-rise residential towers. The foundation work for this phase has been completed and the construction licence for the superstructure was obtained. The design of the complex has been refined to meet current market conditions and construction work on five towers will commence soon.

HUADU DEVELOPMENT



The Group has acquired a 95% interest in this composite development containing residential, commercial and logistic developments on a site of about 733,000 sq.m. in Huadu, Guangzhou, strategically located not far from the new international airport of Guangzhou. Huadu is a fast developing district of Guangzhou with a number of old and new industries, e.g. Dongfeng Motor Co Ltd (a joint venture with Japan's Nissan Motor), ShiLing International Leather & Leather Products Town and China Huadu (International) Jewelry Town. With the opening of the new international airport, which is scheduled for 2004, a further impetus to its economic development, it is estimated that there will be a robust demand for residential, commercial and logistic developments in the Huadu District.

This project is planned to be developed by phases. Site formation and preliminary soil investigation for the first phase of the development has been completed and design is underway. The present plan is to commence construction before the end of 2003 of the first phase consisting of primarily of row houses with gardens and apartment blocks.

MEGA TOWER HOTEL

Mega Tower Hotel is the Group's latest hotel development. Located on Kennedy Road, and covering a proposed site area of over 13,000 sq.m. to the west of Hopewell Centre, the Group plans to develop a major hotel complex with convention facilities. The complex will also incorporate recreation, shopping, restaurant and other commercial facilities.

During the year, the master layout plan for the project was submitted to the Town Planning Board for approval. Comments were received from various government departments, and the Group is considering and refining the master layout plan.

HOSPITALITY

Although the first half yearly results were better than that of last year's, the SARS outbreak saw visitor numbers fall dramatically between March and May 2003 and the second half yearly result of the Group's hospitality business was significantly affected. However, we took this opportunity to renovate and upgrade facilities and to implement new staff training and customer service programmes in preparation for the market upswing.





32
24
16
8
27
11
16
19
12
7
2002
2003
Panda Hotel
Others

Hospitality EBIT (HK$m)



80
60
40
20
74%
65%
2002
2003

Average Occupancy Panda Hotel (%)

PANDA HOTEL



Mainland visitors made up the majority of guests at the Panda Hotel, located in the heart of Tsuen Wan. The open policies from the PRC such as the introduction of a Guangzhou-Hong Kong permit in January 2003 improved our occupancy rates and average room rates. The outbreak of SARS in late-March resulted in room cancellations across Hong Kong's hotel sector. However, our yearly average room occupancy stood at 65%, only 9% below the previous year's figures, and the average room rate increased by 4%. Food and beverage outlets at the hotel are undergoing a major renovation programme. A facelift to the ballroom has been completed and the four restaurants are now being upgraded, along with a gradual refit of guest rooms.

Once Hong Kong was delisted as a SARS-affected area on 23 June 2003, Hong Kong's tourism industry began to recover. Air passenger arrival numbers grew and visitor arrival figures from the Hong Kong Tourism Board indicate a continued steady revival of visitor interest from the Panda Hotel's key markets – Mainland China, and Southeast Asia. We expect an improved demand for rooms from corporate clients such as those involved in projects nearby and other infrastructure projects in the Tsuen Wan area. Also targeted are independent travellers on both long and short haul trips through positioning Panda a hotel offering comfort and elegance and with easy access to transport links to the rest of Hong Kong. Group tours from Mainland China will continue to make up the major segment of our market and will remain a service focus for the hotel. However, similar markets in Japan, Korea and Southeast Asia will also be tapped.

Tsuen Wan's population provides a natural clientele catchment for the Panda's restaurants and bars. Good value and quality food, plus an innovatively designed sports bar, are expected to attract both local residents as well as staff from companies based in the area.

RESTAURANTS AND CATERING SERVICES



In addition to the soft market conditions for restaurants and catering services, the Group's business was further affected by the impact of SARS during the latter part of the year. To mitigate the difficult circumstances, the Group has designed and launched a series of innovative promotions, including special value menus and different cuisine influences to draw guests back into the restaurants.

CONSTRUCTION & ASSOCIATED DEVELOPMENTS



It has been a low-key financial year for our construction business. Revenue was down HK$105 million to HK$172 million. Project work focused on the completion of four projects for five Government schools. The economic climate resulted in a loss of performance by some sub-contractors on these projects. To honour its contractual obligations, Hopewell Construction stepped in with extra resources to ensure that the projects could be completed with minimum loss of time. New sub-contracts include work on a residential project in MacDonnell Road, Hong Kong Island, and two commercial buildings in Mongkok and Kwun Tong where the slip climbform construction method was applied.

TANJUNG JATI B POWER PLANT PROJECT

By way of background, the Group entered into the Power Purchase Agreements relating to the financing, construction, operation and subsequent transfer of the Tanjung Jati B Power Plant project in Indonesia. Following the Asian economic crisis in 1997, construction on the site of the Tanjung Jati B Power Plant project was suspended in mid-1998. Subsequently, PLN (a state-owned electricity corporation) commenced a programme to rationalise its power purchase agreements with developers of independent power producer projects. The persistent effort of the Group over the past few years has finally resulted in a satisfactory resolution of the project. Subsequent to the year-end date, the disposal of the power plant project was concluded and the first instalment of consideration was received on 5th August 2003 by the Group.

The aggregate cash consideration, payable in instalments, for the power plant project is approximately HK$2,388 million. The Group is entitled to receive an aggregate net proceeds of approximately HK$1,680 million after repayment of liabilities relating to the power plant project, of which approximately HK$686 million has already been received.

Group Results

For the year ended 30th June, 2003, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

	Turnover		*Earnings before interest and tax*	
	2002 HK$ million	***2003 HK$ million***	*2002 HK$ million*	***2003 HK$ million***
Infrastructure project investment				
– Operating & other activities	21	**16**	475	**577**
– Financing	202	**58**	202	**58**
Property letting, agency & management	354	**328**	234	**217**
Hotel operations, restaurant & catering	250	**225**	27	**19**
Construction & project management	276	**172**	(23)	**(34)**
Other activities	29	**–**	96	**93**
	1,132	**799**	1,011	**930**
Administrative expenses			(58)	**(71)**
Charitable donation			–	**(20)**
Earnings before interest & tax *(Note 1)*			953	**839**

	Results	
	2002 HK$m	***2003 HK$m***
Earnings before interest & tax	953	**839**
Impairment loss on a power plant written back	–	**366**
Profit on disposal of investment	192	**–**
Finance costs *(Note 2)*	(782)	**(372)**
Taxation	(13)	**(116)**
Minority interests	(10)	**(99)**
Net profit	340	**618**
Earnings per share (HK cents)	38.8	**70.5**

Note:

(1) Earnings before interest & tax is the sum of profit from operations of HK$129 million before impairment loss written back (2002: HK$395 million) and share of results of jointly controlled entities and associates totalling HK$710 million (2002: HK$558 million)

(2) The amount included interest expenses and related finance costs of 2004 and 2007 Notes and premium on early redemption of 2007 Notes totalling HK$237 million (2002: HK$610 million). The 2007 Notes was repaid in August 2002.

The Group's turnover for the year ended 30th June, 2003 was HK$799 million as compared with HK$ 1,132 million of last financial year. Since the equity accounting method is adopted, turnover attributable to the Group from the PRC Joint Ventures (the "Joint Ventures") has not been accounted for in the Group's turnover. Total gross turnover of the Joint Ventures amounted to RMB2,808 million for the year ended 30th June, 2003, representing an 11% increase from the same period of the previous year.

The Group's earnings before interest and tax ("EBIT") was HK$839 million as compared with HK$ 953 million of the last financial year, mainly due to a decrease of HK$144 million interest income from the PRC Joint Ventures after the repayment during 2002 of a substantial amount of the advances made by the Group to one of the joint ventures operating in the PRC. Proceeds received were applied in August 2002 to effect defeasance and repayment of the Group's fixed rate unsecured Notes due 2004 and 2007 which reduced interest expenses substantially. Under the equity accounting method, the Group's attributable share of results from the Joint Ventures is reflected in the Group's results. The amount increased by 28% from HK$516 million of the last financial year to HK$661 million for the year as a result of increased contribution from the road infrastructure projects.

The Group reported a net profit of HK$618 million, an 82% increase compared with HK$340 million of the last financial year. The increase was attributable to (a) the improved operating results of road infrastructure projects of HK$577 million as compared to HK$475 million of the last year, (b) the lower finance costs of the current year of HK$372 million as compared to HK$782 million of the last year due to the low interest rate environment and the redemption of the Group's unsecured Notes due 2007, and (c) the impairment loss provision written back of HK$366 million resulting from the disposal of the Tanjung Jati B ("TJB") Power Plant project. Tax written back in last financial year and increase in the provision for Hong Kong Profits Tax resulted in an increase in net taxation charge for the year as compared with last year. The increase in minority interests is attributable to the minority's share of the impairment loss written back for the TJB project.

Liquidity and Financial Resources

During the year, in addition to the recurring cash contributed by operations in Hong Kong, the Group also received substantial cash from its projects in the PRC, particularly the Guangzhou-Shenzhen Superhighway project. Even after distribution of HK$385 million cash dividends (including the special dividends) to shareholders during the year, the Group utilized part of its cash balances to repay outstanding debt. By the year end, the Group reduced its net debt by 23% to HK$2,258 million (2002: HK$2,950 million), and lowered its net debt to equity ratio to 16% (2002: 21%).

On 15th August, 2002, the Group early redeemed the US dollar denominated unsecured Notes due 2007 of US$372 million bearing a fixed interest rate of $10^1/_4$% per annum. In addition, the Group also repaid, by way of covenant defeasance, US dollar denominated unsecured Notes due 2004, of US$194 million bearing a fixed interest rate of $9^7/_8$% per annum. As a result, the Group's borrowings, excluding Notes due 2004, was HK$2,952 million on 30th June, 2003.

The Group's capitalization structure (comprising shareholders' equity and borrowings) is set out as follows:

At as 30th June	*2002*	***2003***
(HK$ million)		
Equity	13,794	**13,699**
Total net debt	2,950	**2,258**
Total capitalization	21,304	**18,125**
(%)		
Total net debt vs total capitalization	14%	**12%**
Total net debt vs equity	21%	**16%**

Resultant debt (net debt after setting off interest bearing loans provided by the Group to China projects) was HK$499 million, representing 3.6% of equity.

The maturity profile of the Group's borrowings at 30th June 2003 as compared to that at 30th June 2002, is as follows:



Including Notes
Excluding Notes
within 1 year
1 - 2 years
2 - 5 years
> 5 years
44%
5%
44%
7%
16%
48%
36%
13%
13%
58%
16%
25%
21%
54%
2002
2003
2002
2003
Net debt:
HK$7,366m HK$3,732m
HK$2,950m HK$2,258m

The majority of the Group's borrowings, excluding the Notes due 2004, carry interest at floating rates and are denominated in Hong Kong dollars and the exchange risk to the Group in this respect is immaterial.

The Group is in a strong financial position and possesses a large capital base whilst the net debt position remains low. With substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the Group has adequate financial resources to fund its ongoing operations and present investments.

Subsequent to the year end, the Group spun off 25% of its shareholding in HHI, which is the holding company of the Group's highway infrastructure business except for the Group's interest in the Shunde Roads and the Shunde 105 projects. After the spin-off, the Company received approximately HK$550 million from HHI as repayment of shareholders' loans advanced by the Company for the ESW Ring Road project, and HHI Group repaid outstanding bank loan of approximately HK$372 million in relation to the ESW Ring Road project.

Report of the Directors

The directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30th June, 2003.

Principal Activities

The principal activity of the Company is investment holding and its subsidiaries are active in the field of investment in infrastructure projects, property development and investment, property agency and management, hotel operations and management, restaurant operations and food catering, construction and project management.

Results

The results of the Group for the year ended 30th June, 2003 are set out in the consolidated income statement on page 43.

Dividends

The directors recommended the payment of a final dividend of HK18 cents (2002: final dividend of HK7 cents and special dividend of HK30 cents) per share which, together with the interim dividend of HK7 cents (2002: HK6 cents) per share paid on 27th March, 2003, represents a total dividend distribution of HK$219 million in respect of the year ended 30th June, 2003 (2002: HK$377 million). The dividends proposed have been incorporated in the financial statements.

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Operations Review" as set out on pages 10 to 22.

Share Capital

Particulars of share capital of the Company during the year are set out in note 30 to the financial statements.

Reserves

Movements in reserves during the year are set out in note 31 to the financial statements.

Donations

Donations made by the Group during the year for charitable and other purposes amounted to HK$20,288,000.

Fixed Assets

Movements in investment properties and property, plant and equipment during the year are set out in notes 16 and 17 to the financial statements respectively.

Particulars regarding the major properties and property interests of the Group are shown on pages 95 and 96.

Major Customers and Suppliers

During the year, the turnover attributable to the Group's five largest customers combined was less than 30% of the Group's turnover. The five largest suppliers of the Group accounted for less than 30% of the Group's total purchases for the year.

Purchase, Sale or Redemption of Shares

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the year.

Directors

The Directors of the Company as at the date of the report are listed on page 40 of the annual report. Mr. Victor Tzar Kuoi LI retired as Independent Non-Executive Director of the Company at the 2002 Annual General Meeting held on 17th October, 2002. Mr. Albert Kam Yin YEUNG was appointed as an Executive Director on 6th November, 2002 and Mr. Andy Lee Ming CHEUNG was appointed as an Executive Director on 16th July, 2003. Mr. Alan Chi Hung CHAN resigned as an Executive Director on 25th July, 2003. Mr. Eddie Wing Chuen HO Junior was appointed as an Executive Director on 6th August, 2003.

From 6th August, 2003, Mr. Eddie Ping Chang HO was redesignated as Vice Chairman and Managing Director and Mr. Thomas Jefferson WU was redesignated as Deputy Managing Director of the Company.

The Board would like to express appreciation to Mr. LI and Mr. CHAN for their valuable contribution to the Group in the past. The Board also congratulate and welcome the appointees and new directors for joining the Board.

In accordance with the Company's Articles of Association, Ms. Linda Lai Chuen LOKE, Messrs. Lawrence Sai Kit MIAO, Colin Henry WEIR, David Yau-gay LUI, Albert Kam Yin YEUNG, Mr. Andy Lee Ming CHEUNG and Mr. Eddie Wing Chuen HO Junior will retire at the forthcoming Annual General Meeting and all of them, except Mr. Lawrence Sai Kit MIAO, being eligible, offer themselves for re-election.

Profile of Directors and Senior Management

Sir Gordon Ying Sheung WU* KCMG, FICE

Aged 67, he is the Chairman of the Board of the Company. He graduated from Princeton University with a Bachelor of Science degree in engineering in 1958. As one of the founders of the Group, he was the Managing Director from 1972 to 2002 when he became the Chairman. He was responsible for the Group's infrastructure projects in the PRC and South-East Asia and has been involved in the design and construction of numerous buildings and development projects in Hong Kong and the PRC. He is also the Chairman of Hopewell Highway Infrastructure Limited, a newly listed subsidiary of the Company, and an independent non-executive director of i-Cable Communications Limited.

He is very active in civic activities, his civic duties include:

In Hong Kong

• Member	Commission on Strategic Development of the Hong Kong SAR
• Member	Hong Kong Logistic Development Council
• Advisor	Urban Renewal Authority
• Member	Hong Kong Trade Development Council
• Chairman	Hong Kong Polytechnic University Council
• Vice President	Hong Kong Real Estate Developer's Association

In the PRC

• Member	Chinese People's Political Consultative Conference
• Advisor	Xiamen Special Economic Zone, Guangxi Zhuang Autonomous Region and Qinhuangdao

International

• Member	Business Advisory Council to the International Finance Corporation of the World Bank Group
• Member	APEC Business Advisory Council (ABAC)
• Member	International Advisory Board of the Institute for International Business Communication, Japan
• Fellow	The Institute of Civil Engineers

Sir Gordon received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde UK and University of Edinburgh UK.

His other awards include:

Honorary Citizen

- The City of New Orleans, USA
- The City of Guangzhou, PRC
- The City of Shunde, PRC
- The City of Nanhai, PRC
- The City of Shenzhen, PRC
- The City of Hua Du, PRC
- The Province of Quezon, the Republic of the Philippines

Awards and Honours	*Year of Award*
• Honorary Consul of The Republic of Croatia in the HKSAR	2002
• Knight Commander of the Order of St Michael and St George for Services to British Exports by the Queen of England	1997
• Chevailer De L'Ordre De La Corona by the King of Belgium	1985
• Industry All-Star by Independent Energy, USA	1996
• International CEO of the Year by George Washington University, USA	1996
• Among the Best Entrepreneurs by Business Week	1994
• Man of the Year by the International Road Federation, USA	1994
• Business Man of The Year by the South China Morning Post and DHL	1991
• Asia Corporate Leader by Asia Finance Magazine, HK	1991

Mr. Eddie Ping Chang HO*

Aged 71, he is Vice Chairman and Managing Director of the Company. He was Deputy Managing Director when the Company was listed on the Stock Exchange in 1972. In 2002, he was appointed Managing Director. He has been involved in developing all of the Group projects in the PRC, including highway, hotel and power station projects. In addition, he has extensive experience in building and development projects in Hong Kong. He is a Honorary Citizen of the cities of Shenzhen and Shunde in the PRC. He is also the Vice Chairman of Hopewell Highway Infrastructure Limited, a newly listed subsidiary of the Company.

Mr. Josiah Chin Lai KWOK*

Aged 52, he was appointed Deputy Managing Director of the Company in January 2002. He is a solicitor. Previously, he worked as a consultant to the Group on various important projects such as Guangzhou-Shenzhen-Zhuhai Superhighway, Shajiao B and C Power Stations etc. Afterwards, he worked as Secretary for The Hong Kong Association of Banks, Legal Advisor of The Airport Authority, Hong Kong and Compliance Officer of the BNP Paribas Peregrine Group.

Mr. Thomas Jefferson WU*

Aged 31, he was appointed Deputy Managing Director of the Company in August 2003. He joined the Group in 1999 as the Manager of Executive Committee Office and was promoted to Group Controller in March 2000. He was appointed an Executive Director of the Company in June 2001 and the Chief Operating Officer in January 2002. He holds a Master of Business Administration degree from Stanford University and a bachelor degree in Mechanical and Aerospace Engineering from Princeton University. He has been involving in the review of the Group's operational performance, strategic planning and organizational effectiveness. He has also improved the financial and management accounting of the Group. He is a son of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU. He is also the Managing Director of Hopewell Highway Infrastructure Limited, a newly listed subsidiary of the Company.

Mr. Henry Hin Moh LEE

Aged 76, he has been involved with the Group since the Company was listed in 1972. He is a Non-Executive Director and a Consultant of the Company. Prior to his retirement from his executive duties of the Company in December 2001, he was responsible for real estate development and property rental and sales of the Group. He was actively engaged in the property business in Hong Kong. He is a Honorary Citizen of the city of Shunde in the PRC.

Mr. Robert Van Jin NIEN*

Aged 56, he has been an Executive Director since 1980, and is responsible for corporate finance, corporate and public affairs of the Group. He has been involved in the Group's major fund raising activities on both project and corporate levels. He holds a Master of Business Administration degree from University of Pennsylvania's Wharton Graduate Business School.

Mr. Guy Man Guy WU

Aged 46, he joined the board in 1987. He has a Bachelor of Science degree in industrial engineering from Purdue University, U.S.A. He is also the Managing Director of the Liverton Group and Video Channel Productions Limited.

Lady Ivy Sau Ping KWOK WU JP

Aged 54, she joined the board in 1991. She serves on the committees and boards of numerous commercial and social organizations including Asian Cultural Council (Hong Kong), Asia Society and Hong Kong Red Cross. She was appointed a Justice of the Peace effective 1st July, 2002. She is the wife of Sir Gordon Ying Sheung Wu.

Ms. Linda Lai Chuen LOKE

Aged 65, she joined the board in 1991. A graduate of the University of California at Berkeley, she has over 30 years of professional experience in the securities and investment field. She was the emeritus Managing Director of Dean Witter Reynolds (Hong Kong) Limited and Vice President (Private Wealth Management) at Morgan Stanley Inc.

Mr. Lawrence Sai Kit MIAO

Aged 39, he was appointed as an Executive Director of the Company in 1994 and was involved in financing activities as well as new project developments. Since 1997, his role in the Company was changed to an Independent Non-Executive Director. He is presently a founder and the Managing Director of Olympus Capital Holdings Asia, one of the largest direct investment firms in Asia. He holds a Master of Business Administration degree from Stanford Graduate School of Business Administration and an A.B. degree from Woodrow Wilson School for International Affairs of Princeton University.

Mr. Albert Kam Yin YEUNG*

Aged 52, he was appointed as an Executive Director of the Company in November 2002. Prior to joining the Group, he was a director of WMKY Limited from 1986 to 1998 and acted as a consultant of the Group's recent construction projects. He has a Bachelor of Architecture degree from the University of Hong Kong. He is a Registered Architect, an Authorized Person and a member of the Hong Kong Institute of Architects and various professional bodies.

Mr. Colin Henry WEIR*
Aged 57, he joined the Group in 1985 and was appointed as an Executive Director in 1997. He is also a Director of Hopewell (Thailand) Limited. He became a member of the Institution of Civil Engineers in 1975. He was the Engineering Manager for the design and construction of power station and highway. In 1991, he became the Engineering Manager and subsequently Project Director for the BERTS project. He is now responsible for the overseas projects of the Group.

Mr. David Yau-gay LUI*
Aged 58, he was appointed as an Executive Director in 1997. He is also a Director of Hopewell (Thailand) Limited. He was the Founder Director of Pat Davie Ltd., one of the leading interior design and contracting firms in Hong Kong. Since 1990, he has been involved in Hopewell's BERTS project in Thailand.

Mr. Carmelo Ka Sze LEE
Aged 43, he was appointed as an Independent Non-Executive Director in March 2001. He holds a Bachelor of Laws degree from the University of Hong Kong. He is a practising solicitor and is a partner of Messrs. Woo, Kwan, Lee & Lo, Solicitors & Notaries, which firm rendered professional services to the Group and received normal remuneration for such services.

Mr. Andy Lee Ming CHEUNG*
Aged 37, he was appointed as an Executive Director in July 2003. He joined the Group in 1997. He has a Bachelor degree in Business Administration from Boston University and a Master of Business Administration degree from McMaster University. He is a Certified Public Accountant of the State of Illinois in the United States. He is involved in the Group's financial activities and development and control of the Group's investments in power project in Indonesia. He has considerable experience in the areas of business development, finance and audit.

Mr. Eddie Wing Chuen HO Junior*
Aged 34, he was appointed as an Executive Director in August 2003. He joined the Group in 1994. He holds a Bachelor of Arts Degree from California State University in the U.S.A. He is a son of Mr. Eddie Ping Chang HO. He has held various management positions, including Director of Marketing and Sales and Deputy General Manager, at the Group's Hongkong International Trade and Exhibition Centre in Kowloon Bay.

*Note: * Executive Directors*

Senior Management

Various business of the Group are respectively under the direct responsibility of the Executive Directors of the Company named above and they are regarded as members of the Group's senior management.

Directors' Interest in Contracts

Mr. Victor Tzar Kuoi LI is a director of Cheung Kong Infrastructure Holdings Limited ("CKI Infrastructure"). As discussed in note 20(b) to the financial statements, a subsidiary of the Company entered into agreements with a subsidiary of CKI Infrastructure and the PRC partner for the development of the Guangzhou East-South-West Ring Road in Guangzhou, the PRC.

Save as aforementioned, no contracts of significance to which the Company or any of its subsidiaries was a party or were parties and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests

As at 30th June, 2003, the interests and short positions of the directors and chief executives of the Company and their associates in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was deemed or taken to have under such provisions of the SFO), or which were required to be entered in the register maintained by the Company pursuant to section 352 of the SFO or which required notification pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(a) Beneficial Interests and short positions in shares (the "Shares") and underlying shares of equity derivatives of the Company(i)

	Shares						
Directors	*Personal interest (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests (ii) (interests of controlled corporation)*	*Other interests (vi)*	*Equity derivatives (vii)*	*Total interest*	*Total interests as percentage of shares in issue*
Gordon Ying Sheung WU	62,494,032	21,910,000 (iii)	111,250,000 (iv)	30,680,000	–	226,334,032	25.84
Eddie Ping Chang HO	19,360,000	246,000	2,050,000	–	–	21,656,000	2.47
Josiah Chin Lai KWOK	–	–	–	–	3,000,000	3,000,000	0.34
Thomas Jefferson WU	24,350,000	–	820,000	–	2,500,000	27,670,000	3.16
Henry Hin Moh LEE	2,795,322	–	–	–	–	2,795,332	0.32
Robert Van Jin NIEN	100,000	–	–	–	1,000,000	1,100,000	0.12
Guy Man Guy WU	2,645,650	–	–	–	–	2,645,650	0.30
Ivy Sau Ping Kwok WU	21,910,000	112,554,032 (v)	61,190,000	30,680,000	–	226,334,032	25.84
Linda Lai Chuen LOKE	–	1,308,981	–	–	–	1,308,981	0.15
David Yau-gay LUI	8,537	–	–	–	–	8,537	0
Alan Chi Hung CHAN *(resigned on 25th July, 2003)*	–	–	–	–	1,000,000	1,000,000	0.11

Notes:

(i) All interests in the Shares and underlying shares of equity derivatives of the Company are long positions. None of the directors or chief executives held any short position in the Shares and underlying shares of equity derivatives of the Company.

(ii) These Shares were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The family interests of 21,910,000 Shares represented the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(iv) The corporate interests of 111,250,000 Shares represented the interests of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU held through corporations. This figure included 61,190,000 Shares held by Lady Ivy Sau Ping KWOK WU through corporations.

(v) The family interests of 112,554,032 Shares represented the interests of Sir Gordon Ying Sheung WU, the husband of Lady Ivy Sau Ping KWOK WU. This figure includes 50,060,000 Shares held by Sir Gordon Ying Sheung WU through corporations.

(vi) The other interests of 30,680,000 Shares represented the interests held by Sir Gordon Ying Sheung WU jointly with Lady Ivy Sau Ping KWOK WU.

(vii) These represented interests of options granted to directors under the Option Scheme to subscribe for shares of the Company, further details of which are set out in the section headed "Share Options".

(b) Beneficial Interests and Short Positions in the shares in Associated Corporations

(i) Mr. Eddie Ping Chang HO together with his associate beneficially owned 100% of the issued share capital of Hong Kong Insurance Agency Limited which in turn owned 600,000 ordinary shares of HCNH Insurance Brokers Limited, an associated company of the Company, representing one-half of its issued share capital.

(ii) Certain directors held shares in certain subsidiaries as nominees for their holding companies.

(iii) None of the directors or chief executives held any short position in shares of associated corporations.

(c) Beneficial interests and short positions in underlying shares of equity derivatives in associated corporations

As at 30th June, 2003, none of the Directors or chief executives has any beneficial interest and short positions in underlying shares of equity derivatives of associated corporations.

(d) Beneficial interests in debentures in associated corporations

The $9^7/_8$% Notes due 2004 for a face amount of US$4,850,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. was beneficially owned by companies in which Mr. Thomas Jefferson WU was entitled to the exercise of 1/3 or more of the voting power at their general meetings.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund ("MPF") Scheme Ordinance, the Group has set up the MPF Schemes. Mandatory contributions to these schemes are made by both the employers and employees at 5% of the employees' monthly relevant income capped at HK$20,000.

During the year, the Group made contributions to the MPF Schemes amounted to HK$7,014,000.

Share Options

The Company has a share option scheme which was approved by the shareholders for adoption on 11th October, 1994 (the "Option Scheme") for granting options to any executive directors and employees of the Company or any of its subsidiaries. The purpose of the Option Scheme is to give an interest to executive directors and employees of the Company or any of its subsidiaries in preserving and maximizing shareholder value in the long term. It also enables the Company to attract and retain experienced and capable individuals by providing them with incentives for future performance.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has amended certain provisions of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") in relation to share option scheme and the new provisions came into effect on 1st September, 2001. Under the transitional arrangement, the Company may continue to grant options under the Option Scheme so long as such grants are in compliance with the requirements of the Listing Rules.

Under the Option Scheme and the requirements of the amended Listing Rules, the maximum number of shares in the Company in respect of which options may be granted (together with shares issued pursuant to options exercised and shares in respect of which any option remains outstanding) under the Option Scheme of the Company will not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of adoption of the Option Scheme. The maximum entitlement of each participant under the Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at the date of this report, a total of 78,059,114 shares (representing approximately 9.04% of the issued share capital of the Company as at 11th October, 1994) are available for issue under the Option Scheme.

The period under which an option may be exercised will be determined by the Board of Directors of the Company in its discretion, save that an option may not be exercised earlier than 6 months after the date of grant (i.e. the date on which the option is accepted) and shall expire not later than 10 years after the date of grant. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant of the relevant option and shall be stated in the letter containing the offer of the grant of option. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of a share in the Company.

The Option Scheme will expire on 10th October, 2004.

Particulars of the options held by the executive directors of the Company and employee granted under the Option Scheme are as follows:-

	Date of grant	*Balance of options at 1/7/2002*	*Balance of options at 30/6/2003*	*Exercise price (HK$)*	*Exercise period*
Directors					
Josiah Chin Lai KWOK	28/3/2002	3,000,000	3,000,000	6.15	28/9/2002-27/9/2005
Thomas Jefferson WU	3/4/2002	2,500,000	2,500,000	6.15	3/10/2002-2/10/2005
Robert Van Jin NIEN	1/4/2002	1,000,000	1,000,000	6.15	1/10/2002-30/9/2005
Alan Chi Hung CHAN *(resigned on 25th July, 2003)*	2/4/2002	1,000,000	1,000,000	6.15	2/10/2002-1/10/2005
Employee	2/4/2002	800,000	800,000	6.15	2/10/2002-1/10/2005

During the year under review, no option was granted, exercised or cancelled by the Company.

Arrangements to Acquire Shares or Debentures

Save as disclosed in the previous section headed "Share Options", at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Employees

There were approximately 1,100 employees in the Group as at 30th June 2003. The Group continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Various benefits include medical and personal accident insurance coverage are also provided to employees. In addition, training programs are conducted on an ongoing basis throughout the Group. Share options may be granted at the discretion of the Board of Directors to employees as appropriate.

Service Contracts of Directors

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation).

All the Independent Non-Executive directors of the Company are appointed for a fixed period or such other date as agreed between each individual director and the Company. However, they are subject to retirement by rotation at the annual general meetings of the Company in accordance with the Company's Articles of Association.

No contracts of significance concerning the management and administration of the whole or any substantial part of any business of the Company were entered into during the year or subsisted at the end of the year.

Substantial Shareholders

Save as disclosed under the section headed "Directors' Interests", as at 30th June, 2003, the Company had not been notified by any person, not being a Director, of interests in the share capital of the Company required to be recorded in the register under Section 336 of the SFO.

Code of Best Practice

The Company has complied with The Code of Best Practice as set out in Appendix 14 of the Listing Rules during the year under review.

Practice Note 19 of the Listing Rules

The information required to be disclosed in accordance with Practice Note 19 of the Listing Rules is set out on page 39.

Post Balance Sheet Events

Details of the post balance sheet events are set out in note 42 to the financial statements.

Auditors

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU KCMG, FICE
Chairman

Hong Kong, 8th September, 2003

Practice Note 19 of the Listing Rules

The Company through its subsidiaries has entered into contractual joint venture agreements and has undertaken substantial investments for development of certain infrastructure and property projects. The capital investments and advances made to the joint venture companies and associates ("the Affiliated Companies") were classified and disclosed under the headings "Interests in Jointly Controlled Entities" and "Interests in Associates" in the consolidated balance sheet as at 30th June, 2003.

A proforma combined balance sheet of the Affiliated Companies as at 30th June, 2003, is presented below:

	Combined total	*Funds injected by the Group*
	HK$ million	*HK$ million*
Total assets	20,697	
Financed by:		
Registered capital/share capital	1,901	1,140
Reserves	113	
Accumulated losses	(379)	
	1,635	
Long term liabilities*		
– Advances from shareholders/ joint venture partners/ related companies	7,575	2,097
– Other long-term loans	10,061	
	17,636	
Current liabilities	1,426	41
Total equity and liabilities	20,697	3,278

* *With the exception of the investment in a property development joint venture which is immaterial, all property, plant and equipment, including essential production facilities, will be reverted to PRC joint venture partners without compensation at the end of the joint venture co-operation period. Disclosure of the attributable interests of the Group in the assets and liabilities of the Affiliated Companies is deemed not appropriate.*

Corporate Information

Honorary Chairman
Dr. James Man Hon WU
OBE, JP, LLD (Hon), Dr Eng(Hon), BSc(Eng)

Board of Directors
Sir Gordon Ying Sheung WU* KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO*
Vice Chairman & Managing Director
Mr. Josiah Chin Lai KWOK*
Deputy Managing Director
Mr. Thomas Jefferson WU*
Deputy Managing Director
Mr. Henry Hin Moh LEE
Mr. Robert Van Jin NIEN*
Mr. Guy Man Guy WU
Lady Ivy Sau Ping KWOK WU JP
Ms. Linda Lai Chuen LOKE
Mr. Lawrence Sai Kit MIAO
Mr. Albert Kam Yin YEUNG*
(appointed on 6th November, 2002)
Mr. Colin Henry WEIR*
Mr. David Yau-gay LUI*
Mr. Carmelo Ka Sze LEE
Mr. Andy Lee Ming CHEUNG*
(appointed on 16th July, 2003)
Mr. Eddie Wing Chuen HO Junior*
(appointed on 6th August, 2003)

** Executive directors*

Company Secretary
Mr. Peter Yip Wah LEE

Registered Office
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel: (852) 2528 4975
Fax: (852) 2865 6276
(852) 2861 2068
(852) 2529 8602

Solicitors
Woo, Kwan, Lee & Lo
26th Floor, Jardine House
1 Connaught Place
Hong Kong

Auditors
Deloitte Touche Tohmatsu
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

Principal Bankers#
Bank of China (Hong Kong) Limited
Bank of East Asia, Limited
BNP Paribas
Citibank, N.A.
The Development Bank of Singapore Limited
Hang Seng Bank Limited
The Hong Kong and Shanghai Banking Corporation Limited
Industrial and Commercial Bank of China (Asia) Limited
Liu Chong Hing Bank Limited
Mizuho Corporate Bank, Limited
Tai Fung Bank Limited

 # names arranged in alphabetical order

Registrars and Transfer Office
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
Hopewell Centre
183 Queen's Road East
Hong Kong

ADR Depositary Bank
Citibank, N.A.
Depositary Receipts
20th Floor, 111 Wall Street
New York, NY 10005
United States of America
Toll free number: 1-877-248-4237
Email: citibank@shareholders-online.com

Web Page
www.hopewellholdings.com

Investor Relations
ir@hopewellholdings.com

Contents

Page(s)

Report of the Auditors

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE MEMBERS OF HOPEWELL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 43 to 94 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 8th September, 2003

Consolidated Income Statement

For the year ended 30th June, 2003

	Notes	2002 HK$'000	**2003 HK$'000**
Turnover	4	1,132,483	**799,177**
Cost of sales and services		(599,410)	**(495,759)**
		533,073	**303,418**
Other operating income	6	72,518	**121,326**
Selling and distribution costs		(21,942)	**(23,812)**
Administrative expenses		(147,488)	**(161,957)**
Other operating expenses	7	(40,504)	**(110,301)**
Impairment loss on a power plant project written back	8	–	**366,000**
Profit from operations	9	395,657	**494,674**
Profit on disposal of interest in a jointly controlled entity	10	191,385	**–**
Finance costs	11	(781,836)	**(372,187)**
Share of results of			
jointly controlled entities		513,920	**687,974**
associates		43,818	**21,980**
Profit from ordinary activities before taxation		362,944	**832,441**
Taxation	12	(13,355)	**(115,459)**
Profit before minority interests		349,589	**716,982**
Minority interests		(9,799)	**(99,119)**
Net profit for the year		339,790	**617,863**
Dividends	13	376,672	**218,996**
		HK cents	***HK cents***
Earnings per share	14		
Basic		38.8	**70.5**

Consolidated Balance Sheet

At 30th June, 2003

	Notes	*2002 HK$'000*	***2003 HK$'000***
ASSETS			
Non-current Assets			
Investment properties	16	5,986,300	**5,655,400**
Property, plant and equipment	17	1,119,407	**1,492,652**
Properties for or under development	19	832,491	**1,018,336**
Interests in jointly controlled entities	20	8,134,989	**8,207,290**
Interests in associates	21	98,345	**77,523**
Other projects and investments	22	494,970	**220,966**
Long-term receivables	23	588,005	**276,052**
Defeasance/pledged deposits	24	1,832,847	**1,680,843**
		19,087,354	**18,629,062**
Current Assets			
Inventories	25	9,696	**8,588**
Properties for sale		3,762	**3,762**
Trade and other receivables	26	158,652	**111,876**
Deposits and prepayments		183,497	**227,127**
Loans receivable – current portion	27	175,731	**45,757**
Amounts due from customers for contract work	28	11,927	**323**
Defeasance deposits	24	3,349,259	**149,390**
Bank balances and cash		145,149	**694,604**
		4,037,673	**1,241,427**
Total Assets		23,125,027	**19,870,489**

Consolidated Balance Sheet *(continued)*

At 30th June, 2003

	Notes	2002 HK$'000	**2003 HK$'000**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	30	2,189,955	**2,189,955**
Reserves	31	11,604,265	**11,509,285**
		13,794,220	**13,699,240**
Minority Interests		20,468	**125,101**
Non-current Liabilities			
Long-term borrowings	32	4,200,055	**3,692,975**
Warranty provisions	38(a)	164,059	**164,059**
Amounts due to associates	34	31,814	**17,786**
		4,395,928	**3,874,820**
Current Liabilities			
Trade and other payables	29	1,224,954	**1,075,960**
Rental and other deposits		74,324	**111,560**
Amounts due to customers for contract work	28	15,679	**14,423**
Provision for taxation		203,061	**242,906**
Current portion of long-term borrowings	32	3,291,393	**320,479**
Bank loans			
Secured		45,000	**156,000**
Unsecured		60,000	**250,000**
		4,914,411	**2,171,328**
Total Liabilities		9,310,339	**6,046,148**
Total Equity and Liabilities		23,125,027	**19,870,489**

Josiah Chin Lai KWOK
Director

Thomas Jefferson WU
Director

Company Balance Sheet

At 30th June, 2003

	Notes	2002 HK$'000	2003 HK$'000
ASSETS			
Non-current Assets			
Interests in subsidiaries	18	13,420,221	**13,298,847**
Interests in associates	21	11,575	**10,969**
Other projects and investments	22	3,000	**3,000**
		13,434,796	**13,312,816**
Current Assets			
Trade and other receivables		253	**3,207**
Deposits and prepayments		2,960	**3,050**
Bank balances and cash		1,604	**1,571**
		4,817	**7,828**
Total Assets		13,439,613	**13,320,644**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	30	2,189,955	**2,189,955**
Reserves	31	9,172,651	**9,383,722**
		11,362,606	**11,573,677**
Non-current Liabilities			
Amounts due to subsidiaries	33	2,006,317	**1,649,080**
Amounts due to associates	34	25,046	**11,376**
		2,031,363	**1,660,456**
Current Liabilities			
Trade and other payables		21,177	**22,043**
Provision for taxation		24,467	**64,468**
		45,644	**86,511**
Total Liabilities		2,077,007	**1,746,967**
Total Equity and Liabilities		13,439,613	**13,320,644**

Josiah Chin Lai KWOK
Director

Thomas Jefferson WU
Director

Consolidated Statement of Changes in Equity

For the year ended 30th June, 2003

	Total equity
	HK$'000
At 1st July, 2001	13,965,550
Decrease on revaluation of investment properties	(398,553)
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	2,148
Share of reserves of jointly controlled entities and associates	(837)
Net losses not recognised in the income statement	(397,242)
Net profit for the year	339,790
Dividends paid	(113,878)
At 30th June, 2002	13,794,220
Decrease on revaluation of investment properties	(335,049)
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	2,990
Share of reserves of jointly controlled entities and associates	4,648
Net losses not recognised in the income statement	(327,411)
Net profit for the year	617,863
Dividends paid	(385,432)
At 30th June, 2003	**13,699,240**

Consolidated Cash Flow Statement

For the year ended 30th June, 2003

	2002 *HK$'000*	***2003*** ***HK$'000***
OPERATING ACTIVITIES		
Profit from operations	395,657	**494,674**
Adjustments for:		
Interest income from		
– jointly controlled entities	(202,157)	**(58,409)**
– defeasance and other bank deposits, loans and receivables	(54,018)	**(95,592)**
Dividends from unlisted investments	(467)	**(962)**
Depreciation of property, plant and equipment	7,636	**8,912**
Amortisation of cost of investments in jointly controlled entities	40,504	**77,271**
Impairment loss on a power plant project written back	–	**(366,000)**
Impairment loss on investment securities recognised	–	**7,540**
Unrealised holding loss on other investments	–	**1,693**
Gain on disposal of property, plant and equipment	(495)	**(6,146)**
(Gain) loss on repurchase of notes	(620)	**3,509**
Operating cash flows before movements in working capital	186,040	**66,490**
Decrease in inventories	621	**1,108**
Decrease in trade and other receivables, and deposits and prepayments	15,261	**11,979**
Increase (decrease) in trade and other payables, and rental and other deposits	18,260	**(45,247)**
(Increase) decrease in amounts due from customers for contract work	(7,407)	**11,604**
Decrease in amounts due to customers for contract work	(19,154)	**(1,256)**
Cash generated from operations	193,621	**44,678**
Hong Kong profits tax paid	(1,072)	**(2,516)**
Taxation elsewhere paid	(27,005)	**(14,117)**
Hong Kong profits tax refunded	2,817	**116**
NET CASH FROM OPERATING ACTIVITIES	168,361	**28,161**
INVESTING ACTIVITIES		
Interest received	6,789	**52,253**
Dividends received	21,397	**257,360**
Additions to investment properties	(4,379)	**(4,149)**
Additions to property, plant and equipment	(9,766)	**(23,056)**
Interests in associates	(874)	**572**
Advances from associates	8,149	**2,386**
Investments in and loans to jointly controlled entities	5,073	**(268,804)**
Repayments of loans by jointly controlled entities	6,469,185	**553,387**
Increase in other projects and investments	(42,096)	**(19,748)**
Repayment from other projects and investments	–	**281,339**
Acquisition of properties for or under development	(126,322)	**(127,164)**
Net proceeds on disposal of		
– property, plant and equipment	2,203	**13,045**
– interest in a jointly controlled entity	96,226	**–**
(Increase) decrease in defeasance deposits	(5,086,602)	**3,349,629**
Decrease in bank deposits pledged	–	**2,244**
(Increase) decrease in long-term receivables	(92,099)	**464,282**
NET CASH FROM INVESTING ACTIVITIES	1,246,884	**4,533,576**

Consolidated Cash Flow Statement *(continued)*

For the year ended 30th June, 2003

	2002 HK$'000	2003 HK$'000
FINANCING ACTIVITIES		
Interest paid	(575,764)	**(387,921)**
Loan arrangement fees and bank charges paid	(13,478)	**(8,621)**
Dividends paid to		
– shareholders	(113,878)	**(385,432)**
– minority shareholders of subsidiaries	(762)	**(250)**
Capital contribution from minority shareholders	–	**5,764**
New bank and other loans	962,073	**363,558**
Repayment of bank and other loans	(1,621,614)	**(516,704)**
Repurchase of notes	(77,380)	**(42,499)**
Redemption of notes payable	–	**(2,902,341)**
Early redemption premium paid	–	**(148,745)**
Warranties paid	(234,000)	**–**
NET CASH USED IN FINANCING ACTIVITIES	(1,674,803)	**(4,023,191)**
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(259,558)	**538,546**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	393,794	**145,149**
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	10,913	**10,909**
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, Representing Bank Balances and Cash	145,149	**694,604**

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are investment in infrastructure projects, property development and investment, property agency and management, hotel operations and management, restaurant operations and food catering, construction and project management.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants ("HKSA") which has resulted in the adoption of the following new and revised accounting policies. The adoption of these Standards has resulted in a change in the format of presentation of the cash flow statement and the introduction of the statement of changes in equity but has had no material effect on the results for the current or prior accounting periods.

Foreign Currencies

The revisions to SSAP 11 – *Foreign Currency Translation* have eliminated the choice of translating the income statements of subsidiaries, jointly controlled entities and associates operating outside Hong Kong at the closing rate for the period, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash Flow Statements

In the current year, the Group has adopted SSAP 15 (Revised) – *Cash Flow Statements*. Under SSAP 15 (Revised), cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest received, finance charges and interest paid, and dividends paid or received, which were previously presented under a separate heading, are classified as either investing or financing cash flows. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. The comparative amounts shown in the cash flow statement have been reclassified to conform with the current year's presentation.

Employee Benefits

In the current year, the Group has adopted SSAP 34 – *Employee Benefits*, which introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements.

3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of the subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill/negative goodwill

Goodwill/negative goodwill arising on consolidation represents the excess/shortfall of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of subsidiary, jointly controlled entity or associate at the date of acquisition.

Goodwill arising on acquisition is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet. Goodwill arising on the acquisition of a jointly controlled entity or an associate is included within the carrying amount of the jointly controlled entity or associate.

Negative goodwill arising on acquisition is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the year in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets. Negative goodwill arising on the acquisition of a jointly controlled entity or an associate is deducted from the carrying value of that jointly controlled entity or associate.

Subsidiaries

In the Company's balance sheet, investments in subsidiaries are stated at cost less any identified impairment losses.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control. Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The consolidated income statement includes the Group's share of the post-acquisition results of its jointly controlled entities for the year. In the consolidated balance sheet, investments in jointly controlled entities are stated at cost less amortisation and any identified impairment losses plus the Group's attributable share of the undistributed post-acquisition reserves of the jointly controlled entities. The cost of investments in jointly controlled entities comprises capital contributed, development expenditure incurred by the Group, financial expenses capitalised less interest income on advances to jointly controlled entities deferred to the extent of the Group's interest therein during the development stage of the projects undertaken by the jointly controlled entities.

The cost of investments, to the extent not borne by the jointly controlled entities, is amortised over the joint venture period on the same basis as that adopted by the relevant jointly controlled entity in respect of depreciation of its project cost, commencing from the date of operation of the project undertaken.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred.

Associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates calculated based on their financial statements made up to a date not more than six months before the balance sheet date. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

In the Company's balance sheet, investments in associates are stated at cost less any identified impairment losses.

Other projects and investments

Development expenditure incurred under the terms of a concession agreement for the investment in a superstructure project during development stage is carried at cost less any identified impairment losses. Development expenditure includes construction costs, other incidental costs incurred and attributable borrowing costs.

Other project under development is carried at cost less any identified impairment losses. Cost comprises development expenditure, other attributable expenses and, where appropriate, borrowing costs capitalised.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Other projects and investments *(continued)*

Investment securities, which are securities held for an identified long term purpose, are measured at reporting dates at cost less any identified impairment losses.

Other investments, comprising listed equity securities, are carried at market value, with unrealised gains and losses included in net profit or loss for the year.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Property, plant and equipment

Property, plant and equipment are stated at cost less, where appropriate, depreciation and any identified impairment losses. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

It is the Group's practice to maintain its hotel property in a continual state of sound repairs and maintenance and to make improvements from time to time, accordingly the directors consider that depreciation is not necessary as the property maintains a residual value at least equal to its carrying amount. Repairs and maintenance expenditure is charged to the income statement when incurred.

No depreciation has been provided on the power plant, the development of which has been suspended.

Depreciation is provided to write off the cost of other property, plant and equipment in use over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual value, using the straight line method, at the following rates per annum:

Category of assets	Estimated useful lives
Leasehold land	Over the term of the lease
Buildings	50 years or the remaining term of the land lease, whichever is shorter
Other assets	3 to 10 years

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Development properties

Properties held for or under development are stated at cost less any identified impairment losses. The cost of properties comprises land cost, development expenditure, other attributable expenses and, where appropriate, borrowing costs capitalised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Properties for sale

Properties for sale are stated at the lower of cost, comprising land and development costs, and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another Standard, in which case the impairment loss is treated as a revaluation decrease under that Standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another Standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that Standard.

Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that costs incurred to date bear to estimated total costs for the contract.

When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

When it is probable that total contract cost will exceed total contract revenue, the expected loss is recognised as an expense immediately.

When a contract covers a number of assets, the construction of each asset is treated as a separate contract when separate proposals have been submitted for each asset, each asset has been separately negotiated and the costs and revenues of each asset can be separately identified. A group of contracts, performed concurrently or in a continuous sequence, is treated as a single construction contract when they were negotiated as a single package and are so closely inter-related that they constitute a single project with an overall profit margin.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

Construction contracts (continued)

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is shown as an amount due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is shown as an amount due to customers for contract work. Amounts received before the related work is performed are included in the balance sheet, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the balance sheet under trade and other receivables.

Operating leases

Operating leases are leases whereby substantially all the risks and rewards of ownership of the assets remain with the lessors. Rentals payable (receivable) under operating leases are charged (credited) to the income statement on a straight line basis over the terms of the respective leases.

Foreign currencies

Transactions denominated in currencies other than Hong Kong dollars are initially recorded at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at the exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Notes payable

Unsecured notes payable are separately disclosed and regarded as liabilities. The note issue expenses, which represent the discount on issue of notes and expenses incurred directly in connection with the issue, are deferred and amortised over the period of the notes so as to produce a constant periodic rate of charge on the carrying amount of the notes.

If any of the notes outstanding are repurchased by the Group prior to their maturity date, any gain or loss, representing the difference between the purchase price and the principal amount of the notes repurchased together with the related unamortised note issue expenses and outstanding interest thereon, is dealt with in the income statement. The Group's liability in respect of notes payable is presented net of the principal amount of notes repurchased.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

Capitalisation of borrowing costs

Borrowing costs, including project financing costs, directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Project financing costs, which represent all origination costs, including arrangement fees, legal fees and other related costs, directly associated with the arrangement of loans intended to finance the development and construction of a viable project, are deferred and amortised over the terms of the loans.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as expenses as they fall due.

Revenue recognition

Lease of properties

Rental income in respect of properties under operating leases is recognised on a straight line basis over the respective lease term.

Property agency and management

Revenue from the provision of property agency and management services is recognised when the relevant services are provided.

Hotel operations and management

Revenue from hotel operations and management is recognised when the relevant services are provided.

Restaurant operation and food catering

Revenue from restaurant operation and food catering services is recognised when goods are delivered and services are provided.

Construction and project management

When the outcome of a construction contract can be estimated reliably, revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion that costs incurred to date bear to estimated total costs for each contract. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

When the outcome of a construction contract can be estimated reliably, revenue from cost-plus contracts is recognised by reference to the recoverable costs incurred during the period plus the fees earned, measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from project management is recognised when the relevant services are provided and the right to receive payment is established.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Revenue recognition *(continued)*

Interest income

Interest income from bank deposits, advances to jointly controlled entities undertaking infrastructure project investments, and loans receivable is recognised on a time basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income

Dividend from investments is recognised when the Group's rights to receive payment have been established.

Sales of investments

Revenue from sales of investments is recognised when the relevant sale contract becomes unconditional.

4. TURNOVER

Turnover comprises income from infrastructure project investments, property letting, property agency and management, hotel operations and management, restaurant operations and food catering, and construction and project management, and is analysed as follows:

	2002 *HK$'000*	***2003*** ***HK$'000***
Infrastructure project investments	222,738	**74,277**
Property letting, agency and management	354,176	**328,287**
Hotel operations and management	132,893	**115,481**
Restaurant operations and food catering	116,784	**109,449**
Construction and project management	276,515	**171,683**
Other activities	29,377	**-**
	1,132,483	**799,177**

Note: The turnover from infrastructure project investments shown above includes interest income from jointly controlled entities of approximately HK$58 million (2002: HK$202 million).

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business Segments

The businesses based upon which the Group reports its primary segment information are as follows:

Infrastructure project investments	–	investments in highway infrastructure projects
Property investment	–	property letting, agency and management
Hotel operations	–	hotel operations and management
Restaurants and catering	–	restaurant operations and food catering
Construction	–	construction and project management

Segment information about these businesses is presented below.

Segment turnover

Year ended 30th June, 2003

	2002			2003		
	External *HK$'000*	*Inter-segment* *HK$'000*	*Consolidated* *HK$'000*	*External* *HK$'000*	*Inter-segment* *HK$'000*	*Consolidated* *HK$'000*
Infrastructure project investments	222,738	–	222,738	**74,277**	**–**	**74,277**
Property investment	354,176	22,402	376,578	**328,287**	**21,435**	**349,722**
Hotel operations	132,893	446	133,339	**115,481**	**223**	**115,704**
Restaurants and catering	116,784	1,255	118,039	**109,449**	**1,042**	**110,491**
Construction	276,515	4,289	280,804	**171,683**	**4,694**	**176,377**
Other operations	29,377	–	29,377	**–**	**–**	**–**
Eliminations	–	(28,392)	(28,392)	**–**	**(27,394)**	**(27,394)**
Total turnover	1,132,483	–	1,132,483	**799,177**	**–**	**799,177**

Inter-segment revenue was charged at prices determined by management with reference to market prices.

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business Segments *(continued)*

Segment results

Year ended 30th June, 2003

	2002				2003			
	Company and subsidiaries HK$'000	Jointly controlled entities HK$'000	Associates HK$'000	Total HK$'000	Company and subsidiaries HK$'000	Jointly controlled entities HK$'000	Associates HK$'000	Total HK$'000
Infrastructure project investments	161,153	515,594	-	676,747	**(25,579)**	**661,334**	**-**	**635,755**
Property investment	229,700	-	3,992	233,692	**205,548**	**6,861**	**4,205**	**216,614**
Hotel operations	16,991	-	9,407	26,398	**7,255**	**-**	**13,623**	**20,878**
Restaurants and catering	876	-	-	876	**(1,966)**	**-**	**-**	**(1,966)**
Construction	(26,651)	-	3,732	(22,919)	**(33,886)**	**-**	**(6)**	**(33,892)**
Other operations	17,046	(1,674)	26,687	42,059	**(28,786)**	**19,779**	**4,158**	**(4,849)**
Segment results from operations	399,115	513,920	43,818	956,853	**122,586**	**687,974**	**21,980**	**832,540**

Year ended 30th June, 2003

	2002 HK$'000	2003 HK$'000
Segment results		
Company and subsidiaries		
– Operations	399,115	**122,586**
– Impairment loss on a power plant project written back	–	**366,000**
	399,115	**488,586**
Interest and other income	54,640	**97,531**
Unallocated corporate and other expenses	(58,098)	**(91,443)**
Profit from operations	395,657	**494,674**
Profit on disposal of interest in a jointly controlled entity	191,385	**-**
Finance costs	(781,836)	**(372,187)**
Share of results of		
jointly controlled entities	513,920	**687,974**
associates	43,818	**21,980**
Profit before taxation	362,944	**832,441**
Taxation	(13,355)	**(115,459)**
Profit before minority interests	349,589	**716,982**
Minority interests	(9,799)	**(99,119)**
Net profit for the year	339,790	**617,863**

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business Segments *(continued)*

Assets and liabilities

At 30th June, 2003

	Consolidated assets				
	Company and subsidiaries HK$'000	*Interests in jointly controlled entities HK$'000*	*Interests in associates HK$'000*	*Total HK$'000*	*Consolidated total liabilities HK$'000*
Infrastructure project investments	185,238	7,801,489	10,566	7,997,293	30,906
Property investment	5,685,649	–	30,193	5,715,842	108,527
Hotel operations	657,395	3,628	37,433	698,456	29,953
Restaurants and catering	18,344	–	–	18,344	8,985
Construction	65,526	–	7,336	72,862	137,245
Other operations (Note)	2,071,788	443,494	–	2,515,282	775,545
Segment assets/liabilities	8,683,940	8,248,611	85,528	17,018,079	1,091,161
Defeasance deposits				1,736,973	–
Unsecured notes payable				–	1,467,267
Other assets/liabilities				1,115,437	3,487,720
				19,870,489	6,046,148

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business Segments *(continued)*

Assets and liabilities *(continued)*
At 30th June, 2002

	Consolidated assets				
	Company and subsidiaries HK$'000	*Interests in jointly controlled entities HK$'000*	*Interests in associates HK$'000*	*Total HK$'000*	*Consolidated total liabilities HK$'000*
Infrastructure project investments	457,361	7,752,946	10,671	8,220,978	22,351
Property investment	6,019,283	–	29,540	6,048,823	102,184
Hotel operations	636,710	–	40,686	677,396	25,831
Restaurants and catering	21,225	–	–	21,225	10,223
Construction	137,037	–	10,560	147,597	222,633
Other operations (Note)	1,534,865	435,517	342	1,970,724	712,077
Segment assets/liabilities	8,806,481	8,188,463	91,799	17,086,743	1,095,299
Defeasance deposits				5,086,602	–
Unsecured notes payable				–	4,501,724
Other assets/liabilities				951,682	3,713,316
				23,125,027	9,310,339

Note: Included in other operations shown above are the assets and liabilities attributable to the Group's overseas infrastructure projects which have been suspended amounted to approximately HK$1,209 million (2002: HK$848 million) and HK$722 million (HK$693 million) respectively.

The Group's total assets less current liabilities and the Group's net current liabilities at the balance sheet date amounted to HK$17,699,161,000 (2002: HK$18,210,616,000) and HK$929,901,000 (2002: HK$876,738,000) respectively.

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segments (continued)

Other Information

	2002 Capital additions HK$'000	2002 Depreciation and amortisation HK$'000	2002 Other non-cash expenses HK$'000	2003 Capital additions HK$'000	2003 Depreciation and amortisation HK$'000	2003 Other non-cash expenses HK$'000
Infrastructure project investments	221	40,599	–	**159**	**77,415**	**–**
Property investment	7,142	2,973	1,372	**12,180**	**2,749**	**208**
Hotel operations	2,388	418	410	**11,483**	**1,701**	**120**
Restaurants and catering	3,260	1,700	96	**1,052**	**1,443**	**160**
Construction	693	1,197	18	**944**	**834**	**–**

Geographical Segments

The Group's property investment, hotel operations, restaurants and catering, and construction activities are carried out in Hong Kong. All the infrastructure project investments are located in the Mainland China (the "PRC"). The following table provides an analysis of the Group's turnover by geographical markets:

	Turnover 2002 HK$'000	Turnover 2003 HK$'000
Hong Kong	881,345	**719,518**
The PRC	251,138	**79,659**
	1,132,483	**799,177**

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Geographical Segments (continued)

The following is an analysis of the carrying amounts of segment assets and additions to investment properties and property, plant and equipment, analysed by the geographical areas in which the assets are located:

	Carrying amount of assets		Additions to investment properties and property, plant and equipment	
	2002 HK$'000	2003 HK$'000	2002 HK$'000	2003 HK$'000
Hong Kong	7,459,735	**7,106,788**	14,145	**25,382**
The PRC	9,452,082	**9,473,584**	–	**1,823**
Indonesia	752,296	**1,148,593**	–	**–**
United States of America	5,133,831	**1,823,853**	–	**–**
Republic of Malta	150,450	**159,716**	–	**–**
Other regions	176,633	**157,955**	–	**–**
	23,125,027	**19,870,489**	14,145	**27,205**

6. OTHER OPERATING INCOME

	2002 HK$'000	2003 HK$'000
Included in other operating income are:		
Interest from defeasance and other bank deposits, loans and receivables	54,018	**95,592**
Dividends from unlisted investments	467	**962**
Gain on repurchase of notes	620	**–**

7. OTHER OPERATING EXPENSES

	2002 HK$'000	2003 HK$'000
Amortisation of cost of investments in jointly controlled entities	40,504	**77,271**
Charitable donations	–	**20,288**
Impairment loss on investment securities recognised	–	**7,540**
Unrealised holding loss on other investments	–	**1,693**
Loss on repurchase of notes	–	**3,509**
	40,504	**110,301**

8. IMPAIRMENT LOSS ON A POWER PLANT PROJECT WRITTEN BACK

Pursuant to the Umbrella Purchase Agreement entered into between a subsidiary, P.T. Hi Power Tubanan 1 ("HIPT"), and Sumitomo Corporation group of companies (the "Purchasers"), HIPT agreed to sell the plant and machinery and other assets attributable to the Tanjung Jati B Power Station to the Purchasers for an aggregate cash consideration of US$306.2 million. The consideration is payable by instalments over a period of 39 months from the settlement date, being the date on which the relevant disposal agreements have become unconditional and the first drawdown under the loan agreements entered into between the Purchasers and the lenders has occurred. The disposal was completed subsequent to the balance sheet date and the first instalment of US$144.5 million was received and recognised by the Group on 5th August, 2003. However, the timing and ultimate receipt of the remaining instalments could be materially affected by the occurrence of certain events stipulated in the loan agreements and the finance lease agreements entered into by the Purchasers, including, inter alia, force majeure events, which have a material adverse effect on the construction of the power plant resulting in the cancellation by the lenders of the project loan facilities granted to the Purchasers. The remaining instalments will therefore not be recognised by the Group until such instalments are received. The provision for impairment loss previously made against the cost of the power plant to the extent of HK$366 million has been written back in the current year, which was calculated by reference to the amount recovered subsequent to the year end date, being the first instalment received.

9. PROFIT FROM OPERATIONS

	2002 HK$'000	2003 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Auditors' remuneration	4,328	**4,497**
Depreciation of property, plant and equipment	7,636	**8,912**
Allowances for doubtful trade receivables	1,896	**488**
Rentals in respect of properties under operating leases	624	**1,025**
Staff costs (including directors' emoluments)	206,815	**199,045**
Exchange losses, net	65	**1,700**
Rental income in respect of land and buildings under operating leases, less outgoings of HK$118,153,000 (2002: HK$112,590,000)	(234,842)	**(202,484)**

10. PROFIT ON DISPOSAL OF INTEREST IN A JOINTLY CONTROLLED ENTITY

The prior year's profit was derived from the disposal of the Group's interest in a jointly controlled entity, Shenzhen Huanghe Real Estate Development Company Limited, which was engaged in the development of a property project in Huanggang, Shenzhen of the PRC.

11. FINANCE COSTS

	2002 HK$'000	2003 HK$'000
Interest on:		
Bank loans and overdrafts	124,911	**87,651**
Notes wholly payable within five years	447,178	**186,498**
Other loans wholly repayable within five years	33,021	**39,410**
Total interest	605,110	**313,559**
Less: Amount capitalised on infrastructure projects	(6,000)	**(6,000)**
	599,110	**307,559**
Other finance costs		
Premium on early redemption of notes	112,528	**36,217**
Note issue expenses amortised	56,720	**19,790**
Loan arrangement fees and bank charges	13,478	**8,621**
	182,726	**64,628**
	781,836	**372,187**

12. TAXATION

	2002 HK$'000	2003 HK$'000
The (charge) credit comprises:		
The Company and subsidiaries		
Hong Kong profits tax		
Current year's provision	(2,644)	**(18,704)**
Underprovision in prior years	–	**(30,000)**
	(2,644)	**(48,704)**
Taxation elsewhere		
Current year's provision	(23,168)	**(792)**
Overprovision in prior years	83,712	–
	57,900	**(49,496)**
Jointly controlled entities		
Taxation elsewhere	(7,194)	**(8,734)**
Deferred taxation	(54,900)	**(49,000)**
	(62,094)	**(57,734)**
Associates		
Hong Kong profits tax	(864)	**(810)**
Taxation elsewhere	(8,297)	**(7,419)**
	(9,161)	**(8,229)**
	(13,355)	**(115,459)**

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the year. Taxes on profits assessable elsewhere are calculated at the rates prevailing in the countries in which the Group operates.

Prior year's overprovision of taxation elsewhere represents PRC withholding tax on the interest income on advances made to a jointly controlled entity written back following the finalisation of the agreement by a joint venture partner of the said jointly controlled entity to be responsible for payment of such tax.

Deferred tax has not been provided on the increase or decrease arising on revaluation of investment properties as the profits or losses arising from disposal of these assets would not be taxable or deductible. Accordingly, the valuation increase or decrease does not constitute a timing difference for deferred tax purposes.

Deferred taxation has not been accounted for by the Group as there are no material timing differences.

13. DIVIDENDS

	2002 HK$'000	2003 HK$'000
Dividend paid		
Interim: HK 7 cents (2002: HK 6 cents) per share	52,559	**61,319**
Dividend proposed		
Final: HK 18 cents (2002: HK 7 cents) per share	61,319	**157,677**
Special: Nil (2002: HK 30 cents) per share	262,794	**-**
	376,672	**218,996**

The final dividend of HK 18 cents (2002: final dividend of HK 7 cents and special dividend of HK 30 cents) per share has been proposed by the directors and are subject to approval by the shareholders in general meeting.

14. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the net profit for the year of HK$617,863,000 (2002: HK$339,790,000) and on 875,982,121 (2002: 875,982,121) ordinary shares in issue during the year.

Diluted earnings per share for both years presented is not shown because the exercise price of the share options granted by the Company was higher than the average market price for shares in those years.

15. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES

(a) Directors' emoluments

	The Group	
	2002 HK$'000	2003 HK$'000
Directors' fees	480	**488**
Basic salaries, allowances and benefits-in-kind	12,851	**13,958**
Performance related bonus	960	**400**
Contributions to provident funds	56	**68**
	14,347	**14,914**

15. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES (continued)

(a) Directors' emoluments (continued)

Emoluments of the directors are within the following bands:

	2002 Number of directors	2003 Number of directors
HK$		
Nil – 1,000,000	7	**8**
1,000,001 – 1,500,000	4	**3**
1,500,001 – 2,000,000	5	**4**
3,000,001 – 3,500,000	–	**1**

Other than fees of HK$129,000 (2002: HK$150,000) paid or payable to the independent non-executive directors which have been included above, no remuneration was paid or is payable to such directors.

(b) Highest paid employees' emoluments

The five individuals in the Group with the highest emoluments are the directors of the Company. The emoluments of these five individuals for the year are analysed below:

	The Group	
	2002 HK$'000	2003 HK$'000
Directors' fees	110	**190**
Basic salaries, allowances and benefits-in-kind	8,313	**9,609**
Performance related bonus	810	**400**
Contributions to provident funds	50	**48**
	9,283	**10,247**

The emoluments of these five individuals are within the following bands:

	2002 Number of directors	2003 Number of directors
HK$		
1,500,001 – 2,000,000	4	**4**
2,000,001 – 2,500,000	1	**–**
3,000,001 – 3,500,000	–	**1**

16. INVESTMENT PROPERTIES

	The Group	
	2002	2003
	HK$'000	HK$'000
Investment properties at valuation		
At beginning of the year	6,384,800	**5,986,300**
Additions during the year	4,379	**4,149**
Construction cost adjustment	(4,326)	**-**
Revaluation decrease	(398,553)	**(335,049)**
At end of the year	5,986,300	**5,655,400**

The net book value of the Group's investment properties comprises:

	2002	2003
	HK$'000	HK$'000
Land and buildings in Hong Kong on		
Long leases	3,017,000	**2,821,000**
Medium-term leases	2,969,300	**2,834,400**
	5,986,300	**5,655,400**

The Group's investment properties were revalued at 30th June, 2003 on an open market value basis by FPDSavills (Hong Kong) Limited, an independent firm of professional property valuers. The decrease arising on revaluation has been charged to the investment property revaluation reserve (note 31).

17. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings		Power		
	Hotel property	Other properties	plant (note b)	Other assets	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE GROUP					
COST					
At 1st July, 2002	474,872	31,094	2,303,407	319,566	3,128,939
Additions	–	–	–	23,056	23,056
Disposals	–	(2,593)	–	(64,796)	(67,389)
At 30th June, 2003	**474,872**	**28,501**	**2,303,407**	**277,826**	**3,084,606**
DEPRECIATION AND IMPAIRMENT					
At 1st July, 2002	–	8,136	1,703,348	298,048	2,009,532
Provided for the year	–	535	–	8,377	8,912
Impairment loss written back (note 8)	–	–	(366,000)	–	(366,000)
Eliminated on disposals	–	(141)	–	(60,349)	(60,490)
At 30th June, 2003	**–**	**8,530**	**1,337,348**	**246,076**	**1,591,954**
NET BOOK VALUES					
At 30th June, 2003	**474,872**	**19,971**	**966,059**	**31,750**	**1,492,652**
At 30th June, 2002	474,872	22,958	600,059	21,518	1,119,407

Notes:

(a) The land and buildings are situated in Hong Kong on medium-term leases.

(b) The power plant, referred to as the Tanjung Jati B Power Station, is located in Central Java, Indonesia and its development has been suspended since 1998. The cost of the power plant includes the cost of land sites situated in Indonesia held on medium-term leases amounted to approximately HK$146 million (2002: HK$146 million). The Group has entered into agreements for the disposal of the power plant, details of which are set out in note 8.

18. INTERESTS IN SUBSIDIARIES

	The Company 2002 HK$'000	2003 HK$'000
Unlisted shares		
At cost less impairment	147,162	**14,789**
At directors' 1972 valuation less amounts written off	12,245	**3,245**
	159,407	**18,034**
Amounts due from subsidiaries less allowances	13,260,814	**13,280,813**
	13,420,221	**13,298,847**

Details of the principal subsidiaries are set out in note 40.

19. PROPERTIES FOR OR UNDER DEVELOPMENT

	The Group 2002 HK$'000	2003 HK$'000
COST		
At beginning of the year	952,571	**1,122,491**
Additions during the year	169,920	**185,845**
At end of the year	1,122,491	**1,308,336**
IMPAIRMENT		
At beginning and end of the year	(290,000)	**(290,000)**
NET BOOK VALUE	832,491	**1,018,336**

Included in the cost of properties for or under development is net interest capitalised totalling HK$78.9 million (2002: HK$76.3 million).

20. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	The Group 2002 HK$'000	2003 HK$'000
Road and property projects in the PRC		
Unlisted investments, at cost	5,359,509	**5,394,755**
Share of post acquisition reserves	659,339	**974,766**
Loans to jointly controlled entities	1,898,214	**1,673,355**
Less: Accumulated amortisation	(164,116)	**(241,387)**
	7,752,946	**7,801,489**
Property development project in Macau		
Unlisted investment, at cost	4,850	**4,850**
Share of post acquisition reserves	(43,585)	**(23,806)**
Loan to a jointly controlled entity	474,252	**462,450**
	435,517	**443,494**
Other unlisted investments, at cost	–	**3,628**
	8,188,463	**8,248,611**
Less: Loans due within one year included in current assets (note 27)	(53,474)	**(41,321)**
	8,134,989	**8,207,290**

Notes:

Details of the principal jointly controlled entities at the balance sheet date are as follows:

(a) Superhighway project in Guangdong Province

A subsidiary, Hopewell China Development (Superhighway) Limited, entered into a joint venture contract and supplemental agreements with The Guangdong Provincial Highway Construction Company for the construction, operation and management of the Guangzhou-Shenzhen-Zhuhai superhighway (the "Superhighway") in Guangdong Province of the PRC in three phases which are undertaken by a co-operative joint venture company established in the PRC named Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"). The terms of co-operation of each phase of the Superhighway shall be 30 years from the official opening date of each phase. At the end of the co-operation period, all the immovable assets and facilities of GS Superhighway JV relating to each phase will revert to the PRC partner without compensation.

20. INTERESTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

(a) **Superhighway project in Guangdong Province** *(continued)*
Phase I of the Superhighway ("GS Superhighway")

The Group's entitlement to the profit of the toll operations of GS Superhighway is 50% for the initial ten years, 48% for the next ten years and 45% for the last ten years of the joint venture period. The Group is also entitled to a share of 80% of the rentals and other income, after deduction of operating and financial expenses, arising from the development of commercial centres and shop spaces along and underneath the superhighway for a period of 30 years commencing on the date of completion of GS Superhighway.

GS Superhighway JV has also been granted the rights to develop parcels of land within certain interchanges of GS Superhighway for sale or rental with certain land premium to be waived. Detail terms of such grant have yet to be finalised.

The registered capital contributed and advances made to GS Superhighway JV by the Group totalling approximately HK$733 million (2002: HK$1,085 million) are unsecured, carry interest at commercial lending rates and are repayable out of the net cash surplus from the operations of GS Superhighway JV. GS Superhighway was officially opened in July 1997.

Financial information regarding GS Superhighway JV is set out below:

Operating results

	Year ended 30th June,	
	2002	***2003***
	RMB'000	***RMB'000***
Turnover	1,892,137	**2,109,310**
Depreciation	148,044	**218,249**
Profit from ordinary activities before taxation	1,018,010	**1,273,295**
Profit from ordinary activities before taxation attributable to the Group	509,005	**636,648**

Assets and liabilities

	At 30th June,	
	2002	***2003***
	RMB'000	***RMB'000***
Non-current assets		
Toll roads and other assets	11,452,574	**11,358,017**
Non-current liabilities		
Loans from joint venture partners	(468,162)	**(94,097)**
Bank borrowings	(8,508,180)	**(7,912,608)**
Other long-term liabilities	(458,576)	**(375,228)**
Registered capital contributed by a joint venture partner	(742,646)	**(745,223)**
Current assets	412,711	**392,233**
Current liabilities	(465,605)	**(1,091,590)**

20. INTERESTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

(a) **Superhighway project in Guangdong Province** *(continued)*
Phases II and III of the Superhighway

The rights and interests in the development of Phases II and III of the Superhighway ("Western Delta Route") were transferred to another subsidiary, Hopewell Guangzhou-Zhuhai Superhighway Development Limited, free of any payment. The Group's investment in the Western Delta Route project has been reclassified as other projects and investments (note 22(b)).

(b) **Ring Road project in Guangzhou**
A subsidiary, Hopewell Guangzhou Ring Road (Hong Kong) Limited, entered into a joint venture contract with a PRC party for the construction, operation and management of the Guangzhou East-South-West Ring Road, which are undertaken by a co-operative joint venture company established in the PRC named Guangzhou ESW Ring Road Company Limited ("Ring Road JV"). The rights and obligations of Hopewell Guangzhou Ring Road (Hong Kong) Limited were subsequently transferred to another subsidiary, Hopewell Guangzhou Ring Road Limited ("Hopewell Ring Road"). Hopewell Ring Road entered into agreements with a subsidiary of Cheung Kong Infrastructure Holdings Limited, named CKI Guangzhou Ring Roads Limited ("CKI Ring Roads"), and the PRC party under which Hopewell Ring Road, CKI Ring Roads and the PRC party have agreed to finance the construction of Guangzhou East-South-West Ring Road. The co-operation period shall be approximately 30 years commencing from January 2002.

The Group is entitled to 45% of the net cash surplus of Ring Road JV for the initial ten years of the co-operation period and thereafter the Group's profit entitlement will be reduced to 37.5% for the subsequent ten years and 32.5% for the remaining ten years of the co-operation period. At the end of the co-operation period, all the immovable assets and facilities of Ring Road JV will revert to the PRC joint venture partner without compensation. The Guangzhou East-South-West Ring Road was officially opened in January 2002.

The advances made to Ring Road JV by the Group totalling approximately HK$922 million (2002: HK$957 million) are unsecured and interest free and are repayable out of the net cash surplus from the operations of Ring Road JV.

(c) **Highway and bridge system in Shunde**
A subsidiary, Hopewell Shunde Roads Limited ("Hopewell Shunde"), entered into joint venture contracts with a PRC party for the construction and operation of a highway and bridge system in Shunde, the PRC, which are undertaken by a co-operative joint venture company established in the PRC named Shunde Municipal Shunhope Highway Construction Company Limited ("Shunde Shunhope"). The co-operation period is 33 years from 23rd August, 1993, comprising a construction period of 3 years and an operation period of 30 years. The Group is entitled to share 25% of the operating surplus of Shunde Shunhope after repayment of its borrowings and repatriation of registered capital. The highway and bridge system was officially opened in August 1996.

(d) **National Highway 105 project in Shunde (Shunde 105 Road)**
A subsidiary, Hopewell Shunde Highway 105 Limited, has entered into joint venture contracts with certain PRC parties for the widening and upgrading of the existing National Highway 105 in Shunde, the PRC, which are undertaken by a co-operative joint venture company established in the PRC named Shunde Municipality Shunda Highway Company Limited ("Shunde Shunda"). The co-operation period is 28 years from 31st December, 1997 comprising a construction period of 3 years and an operation period of 25 years. The Company is entitled to a share of 30% of the operating surplus of Shunde Shunda after repayment of its borrowings and repatriation of the registered capital contributed. The highway was officially opened in January 2001.

(e) **Property development project in Macau**
The investment represents the Group's 50% interest in Nova Taipa-Urbanizacoes Limitada ("Nova Taipa"), a limited company incorporated and operating in Macau which is engaging principally in property development. The advances made to Nova Taipa by the Group totalling approximately HK$462 million (2002: HK$474 million) are unsecured with no fixed repayment terms and carried interest at commercial lending rates up to 31st December, 2001 and are interest free thereafter.

21. INTERESTS IN ASSOCIATES

	The Group	
	2002	**2003**
	HK$'000	**HK$'000**
Share of net assets	92,053	**71,309**
Amounts due from associates	6,292	**6,214**
	98,345	**77,523**

	The Company	
	2002	**2003**
	HK$'000	**HK$'000**
Unlisted shares and investments, at cost	7,939	**5,194**
Less: Impairment loss recognised	(2,250)	**-**
Amounts due from associates	5,886	**5,775**
	11,575	**10,969**

Details of the principal associates are set out in note 41.

22. OTHER PROJECTS AND INVESTMENTS

	The Group		*The Company*	
	2002	***2003***	*2002*	***2003***
	HK$'000	***HK$'000***	*HK$'000*	***HK$'000***
BERTS concession (Note a)				
Development expenditure, at cost	5,313,000	**5,313,000**	–	–
Less: Impairment loss recognised	(5,313,000)	**(5,313,000)**	–	–
	–	–	–	–
Other project under development, at cost (Note b)	454,913	**181,637**	–	–
Investment securities				
Unlisted equity investments, at cost	131,008	**119,765**	3,000	**3,000**
Less: Impairment loss recognised	(90,951)	**(98,491)**	–	–
	40,057	**21,274**	3,000	**3,000**
Other investments				
Equity securities listed in Hong Kong, at market value	–	**18,055**	–	–
	494,970	**220,966**	3,000	**3,000**

Notes:

(a) **BERTS concession**
A subsidiary, Hopewell (Thailand) Limited ("HTL"), entered into a concession agreement with The Ministry of Transport and Communications of Thailand ("MOTC") and The State Railway of Thailand ("SRT") for the construction and operation of an elevated road and train system within the Bangkok Metropolitan area known as the Bangkok Elevated Road and Train System ("BERTS") and for the development of commercial and residential properties along the concession area. The Group has received notices of termination of the concession agreement from MOTC and SRT which has been disputed by HTL. Details of the disputes are set out in note 38(b).

(b) **Other project under development**
Other project under development represents costs incurred for the Western Delta Route project. The Western Delta Route project, comprising a major transportation route in Western Pearl River Delta, will be developed in three phases through a jointly controlled entity to be established for this purpose. Pursuant to the joint venture agreement entered into between the Group and the PRC joint venture partner, the co-operation period of phase 1 of the project ("Phase 1 West") is 30 years commencing on the date of issue of the business licence for the jointly controlled entity. During the co-operation period, the Group is entitled to 50% of the net operating income of the jointly controlled entity arising from Phase 1 West. Detailed terms for development of Phases 2 and 3 of the Western Delta Route have yet to be agreed by the parties concerned. The joint venture agreement is subject to approval by the relevant PRC authorities. At the balance sheet date, development expenditure in respect of Phase 1 West contracted for amounted to approximately HK$361 million (2002: HK$566 million).

During the year, the Group recouped part of its cost of investment in the Western Delta Route project of RMB296 million from the disposal to the local government authority of certain land sites acquired in prior years for the development of the project, which were surplus to the project's present requirement under the revised plan.

23. LONG-TERM RECEIVABLES

	The Group	
	2002	2003
	HK$'000	HK$'000
Loans receivable	448,154	**4,436**
Interest on defeasance deposits receivable	24,674	**80,707**
Proceeds on disposal of a jointly controlled entity receivable	257,593	**240,718**
	730,421	**325,861**
Less: Amounts due within one year included in current assets		
Loans receivable (note 27)	(122,257)	**(4,436)**
Proceeds on disposal of a jointly controlled entity receivable (note 26)	(20,159)	**(45,373)**
	588,005	**276,052**

24. DEFEASANCE/PLEDGED DEPOSITS

	The Group	
	2002	2003
	HK$'000	HK$'000
Defeasance deposits (Note below)	5,086,602	**1,736,973**
Pledged bank deposits (Note 38(b))	95,504	**93,260**
	5,182,106	**1,830,233**
Less: Current portion of defeasance deposits included in current assets	(3,349,259)	**(149,390)**
	1,832,847	**1,680,843**

Note: Defeasance deposits consist of deposits placed with a bank for the holders of the notes issued by a subsidiary as funds held in trust specifically for the benefits of the noteholders under the covenant defeasance effected in accordance with the terms of the notes (note 32).

25. INVENTORIES

	The Group	
	2002 HK$'000	2003 HK$'000
Hotel and restaurant inventories	9,696	**8,588**

The cost of inventories recognised as an expense during the year amounted to approximately HK$53,210,000 (2002: HK$70,522,000).

26. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables outstanding at the balance sheet date:

	The Group	
	2002 HK$'000	2003 HK$'000
Receivables aged		
0 – 30 days	67,223	**30,843**
31 – 60 days	29,672	**9,418**
Over 60 days	7,670	**4,995**
Proceeds on disposal of a jointly controlled entity receivable (note 23)	20,159	**45,373**
Retentions receivable	33,928	**21,247**
	158,652	**111,876**

27. LOANS RECEIVABLE – CURRENT PORTION

	The Group	
	2002 HK$'000	2003 HK$'000
Loans to jointly controlled entities (note 20)	53,474	**41,321**
Other loans receivable (note 23)	122,257	**4,436**
	175,731	**45,757**

28. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	The Group	
	2002	2003
	HK$'000	HK$'000
Contract costs incurred	928,379	**15,687**
Recognised profits less losses	5,893	**1,419**
	934,272	**17,106**
Less: Progress billings received and receivable	(938,024)	**(31,206)**
	(3,752)	**(14,100)**
Represented by:		
Due from customers included in current assets	11,927	**323**
Due to customers included in current liabilities	(15,679)	**(14,423)**
	(3,752)	**(14,100)**

At 30th June, 2003, retentions held by customers and advances received from customers for contract work amounted to approximately HK$21 million (2002: HK$34 million) and HK$9 million (2002: HK$9 million) respectively.

29. TRADE AND OTHER PAYABLES

The following is an analysis of trade and other payables outstanding at the balance sheet date:

	The Group	
	2002	2003
	HK$'000	HK$'000
Payables due		
0 – 30 days	198,443	**197,754**
31 – 60 days	174,682	**55,896**
Over 60 days	125,850	**114,036**
Retentions payable	32,761	**25,055**
Development expenditure payable (Note)	693,218	**683,219**
	1,224,954	**1,075,960**

Note: The development expenditure payable represents construction and plant costs incurred by certain subsidiaries of the Company in connection with the Group's overseas infrastructure projects, the development of which has been suspended. Payments for those expenditure are overdue and have been withheld by the subsidiaries pending the outcome of negotiations undertaken to recover the costs of investments in these projects.

30. SHARE CAPITAL

	The Group and the Company	
	Number of shares 2002 & 2003 '000	Nominal value 2002 & 2003 HK$'000
Ordinary shares of HK$2.50 each:		
Authorised	**1,200,000**	**3,000,000**
Issued and fully paid	**875,982**	**2,189,955**

There were no changes in the share capital of the Company for the two years ended 30th June, 2003.

Share option scheme

The Company's share option scheme ("the Option Scheme") was adopted pursuant to an ordinary resolution passed on 11th October, 1994. The Option Scheme shall be valid and effective for a period of 10 years and the purpose of which is to provide incentives to directors and eligible employees. The Board is authorised to grant options under the Option Scheme to executive directors and employees of the Company or any of its subsidiaries to subscribe for shares in the Company.

Options granted must be taken up within 28 days from the date of the offer letter upon payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised in the income statement when received.

Save as aforementioned, no credit or charge was recognised in the financial statements of both years presented in respect of the value of options granted.

30. SHARE CAPITAL *(continued)*

Share option scheme *(continued)*

The following table discloses details of share options which were granted by the Company at nominal considerations and movements in such holdings:

		Number of shares under options granted		
Date of grant	*Subscription price per share* HK$	*Outstanding at 1st July, 2001*	*Options granted*	*Outstanding at 30th June, 2002 and 2003*
Directors				
28th March, 2002	6.15	–	3,000,000	3,000,000
1st April, 2002	6.15	–	1,000,000	1,000,000
2nd April, 2002	6.15	–	1,000,000	1,000,000
3rd April, 2002	6.15	–	2,500,000	2,500,000
		–	7,500,000	7,500,000
An employee				
2nd April, 2002	6.15	–	800,000	800,000
		–	8,300,000	8,300,000

The dates of grant of options referred to above represent the dates on which the options were accepted by the grantees.

The options granted are exercisable in the following manner:

Maximum proportion of options exercisable including the proportion of options previously exercised	**Exercisable period**
1/3	From the expiry of 6 months from the date of grant of option up to 18 months from the date of grant
2/3	From the expiry of 18 months from the date of grant of option up to 30 months from the date of grant
3/3	From the expiry of 30 months from the date of grant of option up to 42 months from the date of grant

Save as disclosed above, no options were granted, exercised, cancelled or lapsed during either of the years presented.

31. RESERVES

	Share premium HK$'000	Investment property revaluation reserve HK$'000	Capital reserve HK$'000	Exchange translation reserve HK$'000	PRC statutory reserves HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE GROUP								
At 1st July, 2001	8,508,890	2,652,868	83,010	(1,815)	–	61,319	471,323	11,775,595
Final dividend for year ended 30/6/2001 paid	–	–	–	–	–	(61,319)	–	(61,319)
Revaluation decrease	–	(398,553)	–	–	–	–	–	(398,553)
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	2,148	–	–	–	2,148
Share of reserves of jointly controlled entities and associates	–	–	–	(837)	–	–	–	(837)
Net profit for the year	–	–	–	–	–	–	339,790	339,790
Transfer to PRC statutory reserves	–	–	–	–	22,884	–	(22,884)	–
Amounts set aside for dividend payments (note 13)	–	–	–	–	–	376,672	(376,672)	–
Interim dividend paid	–	–	–	–	–	(52,559)	–	(52,559)
At 30th June, 2002	8,508,890	2,254,315	83,010	(504)	22,884	324,113	411,557	11,604,265
Final and special dividend for year ended 30/6/2002 paid	–	–	–	–	–	(324,113)	–	(324,113)
Revaluation decrease	–	(335,049)	–	–	–	–	–	(335,049)
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	2,990	–	–	–	2,990
Share of reserves of jointly controlled entities and associates	–	(2,298)	–	6,946	–	–	–	4,648
Net profit for the year	–	–	–	–	–	–	617,863	617,863
Transfer to PRC statutory reserves	–	–	–	–	33,580	–	(33,580)	–
Amounts set aside for dividend payments (note 13)	–	–	–	–	–	218,996	(218,996)	–
Interim dividend paid	–	–	–	–	–	(61,319)	–	(61,319)
At 30th June, 2003	**8,508,890**	**1,916,968**	**83,010**	**9,432**	**56,464**	**157,677**	**776,844**	**11,509,285**

Included above is the Group's share of post-acquisition reserves of jointly controlled entities, as follows:

	Share premium HK$'000	Investment property revaluation reserve HK$'000	Capital reserve HK$'000	Exchange translation reserve HK$'000	PRC statutory reserves HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 30th June, 2003	–	–	–	**916**	**56,564**	–	**893,480**	**950,960**
At 30th June, 2002	–	–	–	(259)	22,884	–	700,046	722,671

Included above is the Group's share of post-acquisition reserves of associates, as follows:

	Share premium HK$'000	Investment property revaluation reserve HK$'000	Capital reserve HK$'000	Exchange translation reserve HK$'000	PRC statutory reserves HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 30th June, 2003	–	**22,975**	–	**30,624**	–	–	**9,641**	**63,240**
At 30th June, 2002	–	25,273	–	24,853	–	–	33,364	83,490

31. RESERVES *(continued)*

The PRC jointly controlled entities are required, under the local regulations, to provide for statutory reserves, comprising general and development funds, which are not distributable until the end of the joint venture periods.

	Share premium HK$'000	Investment property revaluation reserve HK$'000	Capital reserve HK$'000	Exchange translation reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY							
At 1st July, 2001	8,508,890	-	9,872	-	61,319	459,889	9,039,970
Final dividend for year ended 30/6/2001 paid	-	-	-	-	(61,319)	-	(61,319)
Net profit for the year	-	-	-	-	-	246,559	246,559
Amounts set aside for dividend payments (note 13)	-	-	-	-	376,672	(376,672)	-
Interim dividend paid	-	-	-	-	(52,559)	-	(52,559)
At 30th June, 2002	8,508,890	-	9,872	-	324,113	329,776	9,172,651
Final dividend for year ended 30/6/2002 paid	-	-	-	-	(324,113)	-	(324,113)
Net profit for the year	-	-	-	-	-	596,503	596,503
Amounts set aside for dividend payments (note 13)	-	-	-	-	218,996	(218,996)	-
Interim dividend paid	-	-	-	-	(61,319)	-	(61,319)
At 30th June, 2003	**8,508,890**	-	**9,872**	-	**157,677**	**707,283**	**9,383,722**

The Company's total distributable reserves at 30th June, 2003 represent retained profits and dividend reserve of HK$707,283,000 (2002: HK$329,776,000) and HK$157,677,000 (2002: HK$324,113,000) respectively.

32. LONG-TERM BORROWINGS

	The Group	
	2002 HK$'000	2003 HK$'000
Unsecured notes payable (Note)		
Principal amount	4,415,541	**1,473,822**
Premium on early redemption of notes accrued	112,528	–
Less: Unamortised note issue expenses	(26,345)	**(6,555)**
	4,501,724	**1,467,267**
Secured bank loans repayable		
within one year	289,776	**312,954**
between one and two years	400,499	**475,854**
between two and five years	1,751,569	**1,568,821**
after five years	501,000	–
	2,942,844	**2,357,629**
Unsecured bank loans repayable		
within one year	–	**7,525**
between one and two years	–	**133,553**
	–	**141,078**
Other unsecured loans repayable between two and five years	46,880	**47,480**
	7,491,448	**4,013,454**
Less: Portion due within one year included in current liabilities		
Unsecured notes payable	(2,902,341)	–
Premium on early redemption of notes	(112,528)	–
Less: Unamortised note issue expenses	13,252	–
	(3,001,617)	–
Secured bank loans	(289,776)	**(312,954)**
Unsecured bank loans	–	**(7,525)**
	(3,291,393)	**(320,479)**
	4,200,055	**3,692,975**

32. LONG-TERM BORROWINGS *(continued)*

Note:

The balance represents:

	The Group	
	2002 HK$'000	2003 HK$'000
Principal amount of the notes payable		
within one year	2,902,341	–
between one and two years	–	**1,473,822**
between two and five years	1,513,200	–
	4,415,541	**1,473,822**

The unsecured notes were issued by a subsidiary, Guangzhou-Shenzhen Superhighway (Holdings) Ltd., at a consideration comprising 99.622% of an aggregate principal of US$200 million ("2004 Notes") and 99.349% of an aggregate principal of US$400 million ("2007 Notes"). The 2004 Notes and 2007 Notes carry interest at 9.875% per annum and 10.25% per annum respectively which are payable semi-annually in arrears on 15th February and 15th August of each year.

During the year ended 30th June, 2002, the Group effected a covenant defeasance by placing a sum with the trustee of the 2004 Notes and 2007 Notes sufficient for the repayment of the outstanding note principals together with interests payable under the notes. In August 2002, the Group exercised the option to early redeem the notes due in 2007 with an aggregate outstanding principal of approximately US$372 million pursuant to the terms of the notes.

The notes payable at 30th June, 2003 represent the outstanding principal of the 2004 Notes which will mature on 15th August, 2004. The 2004 Notes shall be redeemed on their maturity date at 100% of their principal amounts.

The Group's liability shown above is presented net of notes with an aggregate principal value of approximately US$5 million (2002: US$10 million) repurchased and/or cancelled during the year.

33. AMOUNTS DUE TO SUBSIDIARIES

The amounts due to subsidiaries are unsecured and interest free without fixed repayment terms. Repayment of the amounts will not be demanded within one year from the balance sheet date, accordingly the amounts are classified as non-current liabilities.

34. AMOUNTS DUE TO ASSOCIATES

The amounts due to associates are unsecured and interest free without fixed repayment terms. Repayment of the amounts will not be demanded within one year from the balance sheet date, accordingly the amounts are classified as non-current liabilities.

35. CHARGES ON ASSETS AND OPTIONS TO ACQUIRE SHARES IN A SUBSIDIARY

(a) At the balance sheet date, the Group's interest in a jointly controlled entity engaging in the development of an infrastructure project with a carrying value of HK$1,915 million (2002: HK$1,986 million) is pledged to the lenders to secure the bank loan facilities to the extent of approximately HK$372 million (2002: HK$467 million) utilised by the Group to finance the development of such project.

(b) Other credit facilities of the Group to the extent of approximately HK$2,933 million (2002: HK$3,072 million) were secured by mortgages or charges on the Group's investment properties and other properties with an aggregate carrying amount of approximately HK$5,571 million (2002: HK$5,895 million) and HK$795 million (2002: HK$781 million) respectively. At the balance sheet date, such facilities were utilised to the extent of approximately HK$2,241 million (2002: HK$2,451 million).

(c) The amounts due by certain subsidiaries to their holding companies totalling approximately HK$7,294 million (2002: HK$7,226 million) outstanding at the balance sheet date have been subordinated to the bank borrowings of the Group.

(d) Under an arrangement in connection with the credit facilities granted to the Group in prior years, the Group has granted an option, at nominal consideration, to the lender to purchase to the extent of 5% of the interest in a subsidiary, Hopewell Highway Infrastructure Limited, which acts as the holding company of certain subsidiaries operating principally in the PRC. The option is exercisable for a period of 36 months from the date on which the shares in the subsidiary is listed on The Stock Exchange of Hong Kong Limited at a price per share which would be the same as the share price of the subsidiary's shares available for public subscription.

36. PROJECT COMMITMENTS

The companies in the Group had outstanding commitments at the balance sheet date as follows:

(a) The Superhighway in the PRC

As detailed in note 22(b), Phase 1 West will be developed by a jointly controlled entity to be established. The estimated total development expenditure for Phase 1 West amounted to approximately RMB1,680 million, of which RMB294 million (2002: RMB294 million) will be provided by the Group by way of capital contribution to the jointly controlled entity.

At the balance sheet date, the Group's attributable share of the commitment of GS Superhighway JV in respect of repavement of asphalt for GS Superhighway, which was contracted but not provided for, amounted to approximately HK$35 million (2002: Nil).

(b) Power Station Project in the Republic of Indonesia

A subsidiary had undertaken the development of the Tanjung Jati B Power Station in Indonesia. The total development cost was estimated to be approximately HK$13,687 million. Development expenditure and project costs incurred up to the balance sheet date amounted to approximately HK$3,163 million (2002: HK$3,163 million). The Group has entered into agreements for the disposal of the power station which was completed subsequent to the balance sheet date.

36. PROJECT COMMITMENTS (continued)

(c) Other investments

(i) A subsidiary has agreed to provide funds to the extent of HK$800 million to a jointly controlled entity established for the development of its property development project. At the balance sheet date, funds advanced by the subsidiary to this jointly controlled entity amounted to approximately HK$462 million (2002: HK$474 million). As at that date, the Group's share of the commitment of the jointly controlled entity in respect of property development expenditure, which was contracted but not provided for in the financial statements, amounted to approximately HK$20,107,000 (2002: HK$33,933,000).

(ii) Certain subsidiaries have also agreed to undertake the development of the commercial and residential properties in Machong county of Dongguan, the PRC, subject to approval by the relevant authority and/or the signing of formal project agreements, the terms and conditions of which are yet to be finalised.

(d) Property development expenditures

	The Group		*The Company*	
	2002	*2003*	*2002*	*2003*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Authorised but not yet contracted for	88,054	**99,525**	–	–
Contracted for but not provided	4,607	**30,228**	–	–
	92,661	**129,753**	–	–

37. OPERATING LEASE COMMITMENTS

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	The Group	
	2002	*2003*
	HK$'000	*HK$'000*
Within one year	952	**952**
In the second to fifth years inclusive	2,216	**2,216**
	3,168	**3,168**

Operating lease payments represent rentals payable by the Group for land and buildings. Leases are negotiated and rentals are fixed for an average term of two and five years.

37. OPERATING LEASE COMMITMENTS *(continued)*

The Group as lessor

At the balance sheet date, the investment properties of the Group with an aggregate carrying value of approximately HK$3,962 million (2002: HK$4,249 million) were rented out under operating leases.

These properties have committed tenants for the next one to three years without termination options granted to tenants.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	The Group	
	2002	***2003***
	HK$'000	***HK$'000***
Within one year	165,753	**129,823**
In the second to fifth years inclusive	102,975	**86,221**
	268,728	**216,044**

The Company had no significant operating lease commitments at the balance sheet date.

38. CONTINGENCIES

At the balance sheet date, there were contingencies as follows:

(a) Disposal of CEPA

In connection with the disposal by the Group of its interests in Consolidated Electric Power Asia Limited ("CEPA") in prior years, the Group entered into an agreement with the purchaser under which the purchaser and its affiliates agreed to release and discharge the Group from all claims whatsoever they may have against the Group arising under the sale agreement. The Group has also agreed to release and discharge the purchaser and its affiliates from all claims whatsoever the Group may have against them. In this connection, the Group has agreed to give certain performance undertakings and indemnities to the purchaser and its affiliates, for which provisions totalling approximately HK$164 million had been made in the financial statements in prior years. The provisions represent management's best estimate of the costs and expenses required to discharge the Group's obligations and liabilities under the aforementioned agreement. The directors are of the opinion that the provisions are not expected to be payable within one year from the balance sheet date and accordingly, are classified as non-current liabilities.

38. CONTINGENCIES *(continued)*

(b) Transport system in Thailand

The Ministry of Transport and Communications of Thailand ("MOTC") has issued termination notices to Hopewell (Thailand) Limited ("HTL") to terminate the concession agreement entered into with HTL and reserved the rights to claim for any damages arising from such termination. MOTC has also issued a letter to seize all the concession payments made by HTL and the performance bond of approximately HK$93 million issued by a bank on behalf of HTL which was secured by the pledge of the Group's bank deposits of the same amount. However, the Government party has been unable to seize the bond since the grounds for termination are disputed. In September 1998, MOTC confirmed the termination of the concession agreement and stated that HTL will be informed of the amount of damages in the future. On the other hand, HTL contended that the concession has been confiscated or expropriated by MOTC outside the terms of the concession agreement and has made a claim for damages of approximately Baht 100 billion and demanded MOTC to release the aforesaid performance bond. The directors consider it impracticable to assess the outcome of the actions taken.

(c) Infrastructure project in Luzon

A legal action was taken by a former director and a company related to him against the Company claiming, inter alia, compensation for expenses allegedly incurred in connection with a proposed infrastructure project in Luzon, the Republic of the Philippines, of approximately HK$13.9 million and a declaration that the Company is contractually bound to allocate certain percentage of shares in the associate undertaking that project. The Company has filed a defence against the claims and intends to contest the case vigorously. The directors, based on legal advice obtained, are of the opinion that the case is without merit and would not result in any material losses to the Group.

(d) Other projects

A legal action was taken by a supplier against a subsidiary claiming, inter alia, compensation for alleged breach of contract of approximately HK$33 million in connection with the construction of a road project in prior years. The subsidiary intends to contest the case vigorously. The directors, based on legal advice obtained, are of the opinion that the case is without merit and would not result in any material losses to the Group.

		The Group		*The Company*	
		2002	***2003***	*2002*	***2003***
		HK$'000	***HK$'000***	*HK$'000*	***HK$'000***
(e)	Credit facilities under guarantees given, utilised by:				
	Subsidiaries	–	–	3,147,778	**2,863,939**
	A jointly controlled entity	697,551	**697,551**	697,551	**697,551**

39. RETIREMENT BENEFIT SCHEME

The Group has established a Mandatory Provident Fund Scheme (the "MPF Scheme") for its Hong Kong employees. The assets of the scheme are held separately in funds which are under the control of independent trustees. The retirement benefit scheme contributions charged to the income statement represent contributions payable by the Group to the scheme at 5% of each of the employees' monthly relevant income capped at HK$20,000. At the balance sheet date, there were no forfeited contributions available to reduce future obligations. The contributions made by the Group to the MPF Scheme for the year are approximately HK$7,014,000 (2002: HK$7,328,000).

40. PRINCIPAL SUBSIDIARIES

The following list contains only the details of the subsidiaries at the balance sheet date which principally affect the results, assets or liabilities of the Group as the directors are of the opinion that a complete list of all the subsidiaries will be of excessive length. Except otherwise indicated, all the subsidiaries are private companies incorporated and operating principally in the place of incorporation or establishment and all issued shares are ordinary shares. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

Name of company	*Paid up issued capital*	*Proportion of nominal value of issued ordinary capital held by the Company* Directly %	Indirectly %	*Principal activities*
Incorporated in Hong Kong:				
Goldhill Investments Limited	2 shares of HK$100 each and 60,600 non-voting deferred shares of HK$100 each	–	100	Property investment
Hopewell China Development (Superhighway) Limited (ii)	2 shares of HK$1 each and 4 non-voting deferred shares of HK$1 each	–	97.5	Investment in super-highway project
Hopewell Construction Company, Limited	200,000 shares of HK$100 each	–	100	Construction, project management and investment holding
HH Finance Limited	100,000 shares of HK$10 each	100	–	Loan financing
Hopewell Food Industries Limited	1,000,000 shares of HK$1 each	–	100	Restaurant operation
Hopewell Guangzhou-Zhuhai Superhighway Development Limited (ii)	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	–	100	Investment in super-highway project
Hopewell Housing Limited	30,000 shares of HK$100 each	100	–	Property agents and investment holding
Hopewell Huang Gang Development Limited (ii)	2 shares of HK$1 each	–	100	Property investment

40. PRINCIPAL SUBSIDIARIES *(continued)*

Name of company	*Paid up issued capital*	*Proportion of nominal value of issued ordinary capital held by the Company*		*Principal activities*
		Directly %	*Indirectly* %	
Incorporated in Hong Kong: (continued)				
Hopewell Property Management Company Limited	2 shares of HK$100 each	100	–	Building and carpark management
Hopewell Shunde Roads Limited (ii)	2 shares of HK$1 each	–	100	Investment in highway system project
Hopewell Slipform Engineering Limited	2,000,000 shares of HK$1 each	–	100	Construction specialist sub-contractor
Hopewell 108 Limited	1,000 shares of HK$100 each	–	100	Property investment
Hopewell 109 Limited	100 shares of HK$100 each	100	–	Investment holding
Hopewell 110 Limited	10,000 shares of HK$100 each	–	100	Property investment and development
International Trademart Company Limited	2 shares of HK$1 each and 10,000 non-voting deferred shares of HK$1 each	–	100	Property investment and operation of a trademart
Kowloon Panda Hotel Limited	2 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	–	100	Hotel ownership and operations
Lok Foo Company Limited	52,000 shares of HK$100 each	100	–	Investment holding
Mega Hotels Management Limited	3,000,000 shares of HK$1 each	–	100	Hotel management and investment holding
Parkgate Enterprises Limited	10,000 shares of HK$10 each	–	100	Property investment
Slipform Engineering Limited	1,000,001 shares of HK$1 each	–	100	Construction, project consultant and investment holding
Wetherall Investments Limited	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	–	100	Property investment and investment holding
Yuba Company Limited	10,000 shares of HK$1 each	–	100	Property investment

40. PRINCIPAL SUBSIDIARIES *(continued)*

Name of company	*Paid up issued capital*	*Proportion of nominal value of issued ordinary capital held by the Company* Directly %	Indirectly %	*Principal activities*
Incorporated in Macau:				
Slipform Engineering (Macau) Limited	500,000 shares of MOP 1 each	–	100	Construction
Established in the PRC:				
廣州市合和(花都)置業發展有限公司(iii)	RMB99,200,000 (registered capital)	–	95	Property development
Incorporated in the British Virgin Islands:				
Goldvista Properties Limited (i)	1 share of US$1 each	–	100	Property investment
Guangzhou-Shenzhen Superhighway (Holdings) Ltd. (i)	20,000 shares of US$1 each	–	100	Investment holding
Hopewell (Huadu) Estate Investment Company Limited (i)	1 share of US$1 each	–	100	Investment holding
Hopewell Guangzhou Ring Road Limited (ii)	1 share of US$1 each	–	100	Investment in highway system project
Hopewell Shunde Highway 105 Limited	2 shares of US$1 each	–	100	Investment in highway system project
Kammer Investment Limited (i)	1 share of US$1 each	100	–	Investment holding
Kanematsu Power (South China) Co. Limited (ii)	10,000 shares of US$1 each	–	83.34	Development of power station
Primax Investment Limited (i)	1 share of US$1 each	100	–	Investment holding
Procelain Properties Ltd. (i)	1 share of US$1 each	–	100	Property investment
Singway (B.V.I.) Company Limited (i)	1 share of US$1 each	–	100	Property investment
Tubanan Power Limited (i)	100 shares of US$1 each	–	100	Investment holding
Yee Shing International Limited (ii)	1 share of US$1 each	–	100	Treasury investment

40. PRINCIPAL SUBSIDIARIES (continued)

Name of company	Paid up issued capital	Proportion of nominal value of issued ordinary capital held by the Company Directly %	Indirectly %	Principal activities
Incorporated in the Cayman Islands:				
Delta Roads Limited (i)	46,422 shares of HK$10 each	–	100	Investment holding
Hopewell Highway Infrastructure Limited (Note 42(a))	3,120,250 shares of HK$0.1 each	–	100	Investment holding
Incorporated in Thailand:				
Hopewell (Thailand) Limited	1,500,000,000 shares of Baht 10 each	100	–	Investment in an elevated road and train system
Incorporated in the Republic of Malta:				
Grand Hotel Excelsior Limited	50,000 shares of LM1 each	–	100	Development and operation of a hotel
Slipform Engineering (Malta) Limited	10,000 shares of LM 1 each	–	100	Project management and construction
Incorporated in Indonesia:				
P.T. Hi Power Tubanan I	2,200,000 shares of US$100 each paid up to an aggregate of US$220,000,000	–	80	Development of a power station project

Notes:

(i) Operating principally in Hong Kong

(ii) Operating principally in the PRC

(iii) Sino foreign cooperative joint venture registered in the PRC

The non-voting deferred shares carry practically no rights to dividends nor to receive notice of nor to attend or vote at any general meeting of the relevant companies nor to participation in any distribution on winding up.

Particulars of the subsidiaries, including those subsidiaries not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Companies Ordinance.

41. PRINCIPAL ASSOCIATES

Particulars regarding the principal associates, all of which are incorporated and operating in Hong Kong except otherwise indicated, are as follows:

Name of company	*Proportion of nominal value of issued capital held by the Company* %	*Principal activities*
Granlai Company Limited (i)	46	Property investment
Shin Ho Ch'eng Development Limited (i) & (ii)	20	Hotel operation

Notes:

(i) Adopted 31st December as financial year end date

(ii) Operating principally in the PRC

The directors are of the opinion that a complete list of all the associates will be of excessive length. Particulars of the associates, including those associates not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Companies Ordinance.

42. POST BALANCE SHEET EVENTS

(a) During the year, in connection with the spin-off of the Group's interests in certain highway projects, the Group underwent reorganisation procedures whereby the interests in the project companies undertaking the investments in GS Superhighway, Guangzhou East-South-West Ring Road and the Western Delta Route project were transferred to a wholly-owned subsidiary, Hopewell Highway Infrastructure Limited ("HHI"). Subsequent to the balance sheet date, HHI issued a total of 720,000,000 shares to public investors at an issue price of HK$4.18 per share, giving a total cash consideration of HK$3,009.6 million before expenses. HHI also issued a total of 87,533,636 warrants carrying the rights to subscribe for shares in HHI, which were distributed to the Company's shareholders on the basis of one warrant for every 10 shares in the Company then held. Listings of the HHI's shares and warrants on the Main Board of The Stock Exchange of Hong Kong Limited were approved and dealings in the HHI shares and warrants commenced on 6th August, 2003. Details regarding the spin-off are contained in the circular to shareholders dated 30th June, 2003 issued by the Company.

(b) The disposal of the Tanjung Jati B Power Station project was completed subsequent to the balance sheet date. Details of this transaction are outlined in note 8.

43. APPROVAL OF FINANCIAL STATEMENTS

The financial statements on pages 43 to 94 were approved and authorised for issue by the Board of Directors on 8th September, 2003.

List of Major Properties

A. Completed investment properties and hotel property (unless otherwise specified, these properties are held under long-term leases):

Property/land	Location	Use	Site area (sq.m.)	Gross floor area (sq.m.)	Group's interest (%)
Hongkong International Trade & Exhibition Centre (medium-term lease)	1 Trademart Drive Kowloon Bay, Kowloon.	Conference, exhibition, restaurant, showroom office and carparks	22,280	163,702*	100
Hopewell Centre	183 Queen's Road East, Wanchai, Hong Kong.	Commercial, office and carparks	5,207	78,102*	100
Panda Hotel (medium-term lease)	3 Tsuen Wah Street, Tsuen Wan, New Territories.				
- Shopping arcade & carparks		Commercial and carparks		22,689*	100
- Hotel property		Hotel operation		49,073	100
			5,750	71,762	
Allway Gardens Shopping Arcade (medium-term lease)	9 On Yuk Road, Tsuen Wan, New Territories.	Commercial	N/A	20,742	100
125 carparking spaces at Allway Gardens (medium-term lease)	9 On Yuk Road, Tsuen Wan, New Territories.	Carparks	N/A	N/A	100
80 carparking spaces at Wu Chung House (medium-term lease)	3/F–5/F, 213 Queen's Road East, Hong Kong.	Carparks	N/A	N/A	100
22/F-24/F and car parking spaces V1-V15, Hing Wai Centre (medium-term lease)	No. 7 Tin Wan Praya Road, Aberdeen, Hong Kong.	Industrial, commercial and carparks	N/A	7,551*	100

B. Properties for/under development:

Property/land	Location	Use	Site area (sq.m.)	Gross floor area (sq.m.)	Group's interest (%)
Mega Tower Hotel	Kennedy Road Ship Street, Hau Fung Lane, Wanchai, Hong Kong.	Hotel and shopping complex with convention facilities (Development at planning stage)	7,509#	Under planning	100
196-206 Queen's Road East	196-206 Queen's Road East, Wanchai, Hong Kong.	For development	464	N/A	100
City East Building	214-224 Queen's Road East, Wanchai, Hong Kong.	For development	459	4,145*	100
9-19 Sam Pan Street Hong Kong	9-19 Sam Pan Street, Wanchai, Hong Kong.	For development	623	N/A	100
Nova Taipa Gardens (Phase II to V)	North shore of Taipa Island, Macau.	Residential, commercial, hotel/conventional centre and carparks (Substructure works for Phase II completed)	146,174	N/A	50
Grand Hotel Excelsior	Great Siege Road, Floriana, Republic of Malta.	Hotel (Under redevelopment)	33,428	55,328	100
Huadu Development	Huadu district Guangzhou, China	Residential, commercial, logistic and social facilities buildings	733,000	N/A	95

Note:

* Excluding car parking spaces.

\# Total planned site area of the land required for the property development is about 13,000 sq.m. of which a total of 7,509 sq.m. are held by the Group and remaining will be acquired by the Group mainly by way of land exchange with the government at a premium yet to be finalised.

合和實業有限公司

財務摘要

營業額按業務分佈


物業租賃、
代理及管理
酒店營運及
食品管理
建築及項目管理
基建項目投資
28%
41%
22%
9%

股東應佔溢利（港幣百萬元）


600
450
300
150
340
618
2002
2003

營業額按地區


香港
中華人民共和國
之其他地區
90%
10%

每股資產淨值（港幣）


15
10
5
15.7
15.6
2002
2003

除利息及稅項前溢利


基建項目投資
其他
76%
24%

淨值務對比股東權益及總資本（港幣百萬元）


20,000
15,000
10,000
5,000
2,950
13,794
21,304
2,258
13,699
18,125
2002
2003
淨債務總額
股東權益
總資本


深圳市
香港
百佳超級廣場
SUPERSTORE

中國大酒店

位於廣州市，擁有1,200個房間，為合和於國內首個以「建設、營運、移交」(BOT)概念建成的五星級酒店項目。

悅來酒店

座落荃灣區，擁有1,000個房間，為全港最大的酒店之一，由合和附屬公司管理。

香港國際展貿中心

位於九龍灣，樓高十四層的現代及獨特建築物，建築面積逾163,000平方米，具備會議展覽場地，陳列寫字樓、餐飲場所及其他商貿設施等。

合和中心

位於灣仔，樓高六十六層的辦公室及商場大樓，是合和的旗艦物業及香港的地標。

濠景花園

位於澳門的合營分期發展地產項目，包括住宅、商業、社區設施、辦公室及酒店等。

集團業務概覽

廣深高速公路

全線總長122.8公里封閉式瀝青鋪設之雙向三車道高速公路，由深圳市皇崗至廣州市廣氮，連接廣州東南西環高速公路。



廣州東南西環項目

全線總長 38 公里封閉式混凝土鋪設之雙向三車道高速公路，沿廣州市區東、南及西方周邊興建，及連接北環高速公路組成廣州環城高速高路。



順德公路及順德 105 國道

順德公路是一由四條互相連接的雙向三線公路組成的高速公路系統，為佛山市順德區之核心公路網絡。順德 105 國道是順德區內另一條主要幹道，是通往周邊市鎮之主要通道。



珠江三角洲西岸幹道一期

（建設中）

全長 14.7 公里封閉式瀝青路面之雙向三車道高速公路連接廣州市和順德，建成後將與東南西環高速公路連接。



港珠澳橋隧項目

Y 型橋隧全長 29 公里，是合和倡議連接香港大嶼山西面與澳門及中國大陸珠海的項目。




廣州市
佛山市
江門市
中山市
珠海市
澳門

五年財政概要

綜合業績

截至六月三十日止年度

(港幣百萬元)	1999	2000	2001	2002	2003
營業額	1,348	1,572	1,750	1,132	**799**
日常業務除稅前溢利	205	193	336	363	**833**
稅項	(32)	(20)	(27)	(13)	**(116)**
未計少數股東權益前溢利	173	173	309	350	**717**
少數股東權益	(3)	(6)	(3)	(10)	**(99)**
股東應佔溢利	**170**	**167**	**306**	**340**	**618**

綜合資產負債表

截至六月三十日止年度

(港幣百萬元)	1999	2000	2001	2002	2003
投資物業	7,222	6,358	6,385	5,986	**5,655**
物業、機械及設備	1,185	1,154	1,119	1,119	**1,493**
待發展或發展中之物業	864	935	662	833	**1,018**
共同控制個體權益	15,757	15,237	14,120	8,135	**8,207**
契約廢止／已抵押之存款	110	101	87	1,833	**1,681**
其他非流動資產	941	957	946	1,181	**575**
流動資產	1,863	2,067	875	4,038	**1,241**
總資產	**27,942**	**26,809**	**24,194**	**23,125**	**19,870**
非流動負債	(9,652)	(9,593)	(8,010)	(4,396)	**(3,875)**
流動負債	(3,766)	(3,484)	(2,205)	(4,914)	**(2,171)**
總負債	**(13,418)**	**(13,077)**	**(10,215)**	**(9,310)**	**(6,046)**
少數股東權益	(5)	(10)	(13)	(21)	**(125)**
股東權益	**14,519**	**13,722**	**13,966**	**13,794**	**13,699**

每股值

	1999	2000	2001	2002	2003
每股溢利（港仙）	19.4	19.1	34.9	38.8	**70.5**
每股股息（常規）（港仙）	10.0	11.0	12.0	13.0#	**25.0**
每股資產淨值（港幣）	16.6	15.7	15.9	15.7	**15.6**

（#不包括港幣30仙之特別股息）

財務比率

	1999	2000	2001	2002	2003
淨債務對比股東權益	73%	74%	56%	21%	**16%**
淨債務對比總資本	42%	42%	35%	14%	**12%**
股東權益回報率	1.2%	1.2%	2.2%	2.5%	**4.5%**

目錄

主席報告書



業績乃反映來自公路基建項目貢獻之增長，財務成本之減少以及於往年作出之撥備的回撥……

於合和實業，我們具備前瞻、承擔及資源去締造未來。

財務摘要

在剛去之財政年度，集團處身於極具挑戰性的經濟環境中，但股東應佔溢利仍由港幣3.4億元上升82%至港幣6.18億元。業績乃反映來自公路基建項目貢獻之增長，財務成本之減少以及因出售本集團於印尼Tanjung Jati B電廠項目權益而作出的撥備回撥，每股溢利為港幣70.5仙，比去年上升82%。

董事局擬派發之末期股息為每股港幣18仙，連同已派付之中期股息每股港幣7仙，本年度之常規股息總額為每股港幣25仙，對比去年度每股港幣13仙（不包括特別股息每股港幣30仙），上升92%。本公司於二零零三年十月十四日（星期二）至二零零三年十月二十一日（星期二），首尾兩天包括在內，停止辦理本公司之股份過戶登記手續。待股東於二零零三年十月二十一日舉行之股東週年大會批准後，末期股息將約於二零零三年十月二十三日派付予於二零零三年十月二十一日營業時間結束時已登記之股東。





財務實力之改變

股東將欣然地留意到合和實業現在已轉向強化其財務實力。於過往數年，債務大幅降低，包括廣深珠高速公路票據之契約廢止，於本年度末，本集團之淨債務與股東權益之比率為16%，對比去年之21%。與債務降低之同時，本集團亦將其一附屬公司，合和公路基建有限公司（簡稱「合和公路基建」），於二零零三年八月六日在香港聯合交易所主板分拆上市，集資超過港幣30億元。本集團現在包含有兩間上市公司，各專注其負責之業務組合。合和公路基建將專注開發、推動及發展收費公路及橋樑項目；合和實業將繼續從事其核心業務，包括物業及酒店，並持有合和公路基建約75%之股份。此外，Tanjung Jati B項目得以解決，出售淨金額合共港幣16.8億元分期收回，本集團之財政資源因而進一步加強。今天，本集團的財務狀況強健，具備穩固的業務基礎及高度的透明度。我們正非常興奮地進入合和增長的新一頁。

業務回顧

雖然面對極具挑戰性的經濟環境，以及受非典型肺炎之影響，本集團之主要業務，營運於珠江三角洲的收費公路基建業務仍然繼續錄得強勁的盈利增長。而酒店業務，亦如整個行業，備受負面影響，惟其盈利對集團除利息及稅項前之貢獻比重不大。

隨著本集團於二零零二年八月提早贖回二零零七年到期票據，債務水平已降低，另加上出售於印尼Tanjung Jati B電廠項目之權益，更有助加強集團之現金儲備。

鑑於公路基建項目的強勁表現及為投資者對業務提供更大的清晰度及透明度，本集團透過一獨立個體將其於中國之高速公路項目收費公路網絡，包括廣深高速公路，廣州東南西環高速公路及廣珠西線高速公路，於二零零三年八月於香港聯合交易所主板分拆上市。

合和實業現在已轉向
強化其財務實力。

基建

珠江三角洲已變成全世界最重要的製造業中心之一。現時，我們的公路已形成整體公路網絡必要的一部份，連接各城市。本集團合營企業營運之各收費公路的表現反映了客車及貨車對本集團各道路的需求。

如下表所見，每日平均車流量及路費收入均錄得可觀的增長。

財政年度（截至六月三十日止年度）	*2002*	***2003***	*增長率*
廣深高速公路			
每日平均車流量（架次）	123,191	**155,394**	26%
每日平均路費收入（人民幣）	5,183,936	**5,778,931**	11%
環城公路			
每日平均車流量（架次）	32,757	**38,930**	19%
每日平均路費收入（人民幣）	486,738	**590,053**	21%

隨着廣東省的國內生產總值成為中國所有省份之冠，其二零零二年外商直接投資增長約佔全國25%，以及其汽車生產及擁有量繼續強勁增長，本集團相信，基建業務將會繼續其優越的增長。

物業

我們在過去的兩年間加強了於區內的物業投資。本集團擁有50%權益的澳門濠景花園正邁向第二期發展，此為一項住宅、商業及酒店／寫字樓及社區設施的主要發展項目。

我們經已完成商討並且購入了一幅位於廣州市花都區的發展地皮。此地皮鄰近新建的廣州國際機場，我們預期此地將會成為商業、物流及住宅的黃金地段。此物業將會分期發展，並期望把握新機場帶來的需求及機遇。

本人相信現在是本集團
重新啓動我們發展計劃的
最佳時機。

在香港灣仔中心地段的皇后大道東沿路，我們擁有一批具相當價值及規模的土地儲備。在新型的寫字樓及住宅的發展開始改變區內面貌的同時，本人相信現在是本集團重新啟動我們發展計劃的最佳時機。Mega Tower Hotel 將發展成為一間主要酒店，包括有各類康樂設施、宴會廳、活動室、餐廳、一個可容納會議及展覽的演講廳以及商店、影視及其他商業設施。最近中國放寬大陸遊客進入香港簽證的限制對本地旅遊業、零售及酒店業亦起了刺激的作用，長遠而言，我們對Mega Tower Hotel 及兩幅鄰近計劃中的商業及住宅興建項目所帶來的商機甚感興奮。

近年香港的物業投資市場需求持續疲弱。然而位處於灣仔的合和中心卻能打破此趨勢，其出租率繼續維持在往年的水平。本集團仍得到很多長期商業租客的支持，其中不少經已在合和中心租用超過二十年，同時集團亦不斷找尋提升寫字樓質素及各項設施的管理水平。另外，集團就擴充國際展貿中心的商業、零售及娛樂用途已準備就緒。我們已經獲得地區地政會議同意改變土地用途，並繼續在使用權的修改程序上工作，以配合政府在九龍市區東南面重建計劃。國際展貿中心的業務用途擴大將能配合區內的商業發展。

長遠而言，我們深信香港物業市場是有其實質。以寫字樓供應及酒店地點而言，我們相信灣仔區將會成為中環的自然伸延地區，並繼續發展、擴充、及維持其為商業中心之重要地位。

集團已處於有利位置以

迎接未來的挑戰，及

把握開拓及發展市場的機遇。

酒店

本集團之酒店及餐飲業務於此困難的一年取得令人鼓舞之表現。荃灣悅來酒店在本財政年度首八個月表現較去年同期有明顯之增長。由於非典型肺炎之爆發，香港酒店業受到嚴重的打擊。然而，酒店在本年度仍能錄得盈利及65%的平均入住率。酒店將繼續以國內、韓國及東南亞之旅客為目標市場，並相信來年房間價格及入住率均會提高。我們亦預期香港新的入境條例及中國大陸放寬旅客到港旅遊限制有着正面影響。

Tanjung Jati B電廠項目

集團持續不斷的努力終於使印尼Tanjung Jati B電廠項目得到滿意的解決。項目之出售已於結算日後完成及集團可得淨現金代價總計為港幣16.8億元，而當中部份款項約港幣6.86億元經已於二零零三年八月五日收取。出售款項將加強集團之財務狀況及提高探究新投資機會之能力。

展望

近期之發展對香港經濟前景令人鼓舞，包括更緊密經貿關係安排之簽訂及放寬內地旅客到港旅遊之審批程序，我們相信香港政府對振興本港經濟的努力已逐步明確的展現其成效，並將提供予一般業界更佳的營商環境。

憑着集團多元化業務之穩固平台，強健之財務狀況以及一群極具動力的員工，集團已處於有利位置以迎接未來的挑戰，及把握開拓及發展市場的機遇。

本人對前境是極為樂觀，並相信未來會是令人振奮。集團現處於一個較以前更佳的環境，將致力拓展集團所採納之具體策略，投資及發展位於香港及珠江三角洲之物業及酒店業務。合和公路基建將繼續推動發展珠江三角洲的高速公路網絡，例如，我們正積極爭取建議中之港珠澳橋隧項目。在過去二十年，本人一直致力推動該項目，並相信集團已充份裝備，以參與該項目之發展。

董事局成員之變更

為配合合和公路基建之分拆上市，以及令本公司與合和公路基建之業務管理能清晰地劃分，本公司董事局於上市前實施一連串變更。陳志鴻先生於二零零三年七月廿五日辭退董事局職務，擔任合和公路基建董事副總經理。於二零零三年八月六日，何炳章先生成為副主席及董事總經理，而胡文新先生成為董事副總經理。何先生及胡先生亦分別兼任合和公路基建董事局副主席和董事總經理。此外，兩位新任之執行董事張利民先生和何榮春先生，委任日期分別為二零零三年七月十六日和二零零三年八月六日。

鳴謝

本人藉此機會向各董事、高級管理層及全體員工致謝，感謝他們在過去一年對建造增長平台作出的承擔和努力。本人亦感謝股東、金融業界及商務夥伴對我們無價的支持。

胡應湘爵士 KCMG, FICE
主席

香港，二零零三年九月八日

管理層



胡應湘爵士 KCMG, FICE
主席



何炳章先生
副主席及董事總經理



郭展禮先生
董事副總經理



韋高廉先生
執行董事



雷有基先生
執行董事





胡文新先生
董事副總經理



嚴文俊先生
執行董事



楊鑑賢先生
執行董事



張利民先生
執行董事



何榮春先生
執行董事

業務回顧


ZTE中兴

位於廣東省南部的珠江三角洲已迅速成為世界上最重要的工業出口中心之一，並正持續增長。新港口和新機場的發展，及中國成為世界貿易組織（「世貿」）成員，均使到外資在該區域之製造設施投資節節上升，並令國內生產總值得以持續增長，從而導致汽車生產及擁有量屢創新高。作為合和集團深具遠見的發展策略之一部份，其各條收費公路已組成了策略性的交通運輸網絡，並成為珠江三角洲經濟增長的基礎。

基建



隨着本集團近五年大幅降低債務及基建業務之強勁表現，其取得之成果已於二零零二／二零零三之財政年度反映出來。與此同時，集團並專注於其他核心業務—物業及酒店—以及於本港及珠江三角洲之業務定位，從而確立本集團未來投資及發展策略之基礎。

本集團透過中外合作經營企業安排，已於珠江三角洲地區投資了五個收費公路項目。其中總長度逾300公里的四個收費公路項目，即廣深高速公路、廣州東南西環高速公路、順德公路及順德105國道已全面營運，並於本年度取得顯著而強勁之車流量及路費收入增長。而第五個收費公路項目珠江三角洲西岸幹道一期（「西線一期」），為一雙向三車道由廣州市至順德之高速公路，長約14.7公里預計亦將於2004年中建成。本集團正積極推動發展該高速公路延伸的另外兩期工程項目。

廣州－深圳高速公路（「廣深高速公路」）



鑒於廣東省內強勁的經濟增長，尤其是在珠江三角洲地區，廣深高速公路繼續在車流量及路費收入兩方面顯示茁壯的增長。廣深高速公路是一條長度為122.8公里、雙向三車道的收費高速公路，沿線設置18個收費站。本財政年度，每日平均車流量達155,394架次，比去年增長26%。總路費收入達人民幣21億元，比二零零二年度增長11%。隨著皇崗與香港之邊境關口於二零零三年一月份實施24小時通關，及中國成為世貿成員及於二零零三年六月份簽訂的更緊密經貿關係安排，我們預期該高速公路會持續增長。

該高速公路北行方向的收費系統已經由磁卡收費系統升級至非接觸式合成電腦(IC)卡系統。這樣將會減少收費處理時間，並且使我們能有效地取得道路使用趨勢的數據，從而提升營運效率。高速公路南行方向的系統升級工程將會在2004年完成。

雖然廣深高速公路仍然有能力應付進一步增加的車流量，但已經在特別繁忙的收費站增加額外的收費車道，如黃田、南頭及寶安，以改善車流量的通行能力。該高速公路的2.7公里鶴洲至黃田立交繁忙路段，正擴建主線部份並在每一方向增建一條額外車道以增加該路段的通行能力。另外，作為一個將會覆蓋整條高速公路維期三年重鋪計劃的一部份，在本年度已重鋪超過50公里的道路路面。

合作公司在本年度取得ISO9001品質標準—適用於高速公路之營運及管理標準的確認。


路費收入
（人民幣百萬元）
2,400
1,800
1,200
600
1,892
2,109
2002
2003


平均每日車流量
（架次）
160,000
120,000
80,000
40,000
123,191
155,394
2002
2003


平均每日路費收入
（人民幣千元）
6,000
4,500
3,000
1,500
5,184
5,779
2002
2003

項目摘要

位置	中國廣東省廣州市至深圳市
長度	122.8 公里
車道	雙向三車道
級別	高速公路
合作營運期	一九九七年七月至二零二七年六月
分潤比例	1 至 10 年： 50%　11 至 20 年： 48%　21 至 30 年： 45%

廣州東南西環高速公路項目（東南西環高速公路）



廣州東南西環高速公路是一條長38公里、雙向三車道之高速公路，並設有十個立交內配備電腦化收費和交通監控系統。它與廣州北環相連接，構成一完整圍繞廣州主要中心地區之高速公路。廣州東南西環沿線亦與其他高速公路及公路相連接，確保車流可通達各目的地。過去一年，它持續錄得穩定增長。其日均收費車流量達38,930架次，較去年增長19%；全年路費收入達人民幣2.15億元，較上個財政年度增長21%。

隨著相連接之公路及快速幹線的陸續建成與廣州北部及南部地區的發展，為該高速公路帶來了車流量增長。

本集團及其合作夥伴一如既往，作出前瞻性的策劃。連接黃岐立交與廣佛公路的接線將於二零零三年底前建成。同時，目前建設中與東南西環高速公路連接的珠江三角洲西岸幹道一期亦將於二零零四年中建成。

其他位於新洲立交及侖頭立交的接駁亦在建設中，以完整與廣珠東線高速公路及廣州南部快速路的連接。



路費收入
（人民幣百萬元）
240
180
120
60
178
215
2002
2003



平均每日車流量
（架次）
40,000
30,000
20,000
10,000
32,757
38,930
2002
2003



平均每日路費收入
（人民幣千元）
600
450
300
150
487
590
2002
2003

項目摘要

位置	中國廣東省廣州市
長度	38 公里
車道	雙向三車道
級別	高速公路
合作營運期	二零零二年一月至二零三一年十二月
分潤比例	1至10年：45%　11至20年：37.5%　21至30年：32.5%

順德公路及順德105國道



順德公路是一個由四條互相連接的雙向三車道公路組成的公路系統，為佛山市順德區之核心公路網絡。順德105國道是順德區內另一條主要幹道，是通往周邊市鎮之主要通道。該兩個項目均為開放系統式收費公路。

順德公路及順德105國道之合作公司已與佛山市政府全資擁有的佛山市路橋建設有限公司（「佛山路橋公司」）達成協議，自二零零三年三月起，合作公司委託該公司代其收取路費收入。根據該協議安排，自二零零三年三月十五日開始，佛山路橋公司每月均向兩合作公司支付相等於合作公司於二零零二年每月平均路費另加雙方將議定之年度路費收入增長幅度計算之金額，直至合作期結束為止。

本集團認為該安排將為兩間合作公司帶來裨益，其不單可確保合作公司之合理收入增長，亦可減少有關之營運支出。

順德公路項目摘要

位置	中國廣東省順德市
長度	102.4 公里
車道	雙向三車道
級別	一級公路
合作營運期	一九九六年八月至二零二六年八月
分潤比例	25%

順德105國道項目摘要

位置	中國廣東省順德市
長度	40 公里
車道	雙向三車道
級別	一級公路
合作營運期	二零零一年一月至二零二五年十二月
分潤比例	30%

珠江三角洲西岸幹道（第一期）



此長14.7公里、雙向三車道的封閉式高速公路目前正在建設中，將於2004年中建成。它將成為連接廣州至順德間的唯一高速公路，並將兩個城市間的行車時間縮減至10至15分鐘，較利用現有公路減少25至30分鐘。

港珠澳橋隧項目



倡議之連接香港大嶼山西部至澳門及珠海等內地城市的29公里長Y型橋隧，將刺激珠江三角洲西部之物流業、旅遊業及經濟活動的增長。集團已就該項目的迫切性和可行性作出積極的倡議，我們相信本集團將透過最近上市之附屬公司合和公路基建有限公司在該項目中扮演一重要的角色。



物業發展及投資為合和集團核心業務之一。本集團除過去歷年之成功紀錄及在物業發展累積超過三十年的經驗及專門技術外，並擁有位於香港、澳門及廣東省的物業投資及發展項目的平衡組合，包括：

物業



項目	座落地點	描述	狀況
香港特別行政區			
合和中心	香港灣仔	樓高66層之商業大廈，總樓面面積約78,000平方米。	1980年完成，目前為本集團之出租物業。
香港國際展貿中心	九龍灣	樓高18層，有會議、展覽、酒樓、陳列辦公室及停車場設施，總樓面面積約163,700平方米。	1995年完成，目前為本集團之出租物業。就改變成更靈活的辦公室／商業用途之申請已獲批准，而有關的補地價金額仍與政府磋商中。
Mega Tower 酒店	香港灣仔，鄰近合和中心	佔地約13,000平方米，計劃作為發展酒店、購物綜合設施及會議設施，有關各種批准程序正在進行中。	正透過有關所須程序以取得城市規劃委員會之批准。
皇后大道東214-224號及三板街9-19號	香港灣仔，鄰近合和中心	現為一19層建築物，佔地約1,080平方米，並將拆除作重新發展。	目前計劃於2004年年初拆除作重新發展。
皇后大道東196-206號	香港灣仔，鄰近合和中心	現為公眾停車場，佔地約460平方米之空地。	可再發展為商業／寫字樓。
澳門			
濠景花園	澳門氹仔	與信德及澳門旅遊娛樂有限公司聯營，集團佔50%權益。	第一期之2,228個住宅單位於1997年完成，第二期之發展正在計劃中。其中552個住宅單位現正興建中。
中國廣東省廣州市			
花都發展項目	中國廣州花都鄰近廣州新國際機場	本集團佔項目之95%權益。此項目地盤面積約733,000平方米，用作住宅、物流及商業發展用途。	項目分期發展。現計劃於2003年年底前開始興建第一期。

投資物業

合和中心



合和中心仍然為香港物業地標之一。其擁有一批穩定的長期租客。商場及寫字樓出租率本年度維持於92%，只較去年稍微下降1%。除利息及税前溢利為港幣1.13億元，較去年下降7.4%。

由於中環及灣仔地區之寫字樓供應持續上升以及大業主提供優厚之租金優惠以保留租客，對租金水平造成壓力。集團本年度之營業額為港幣1.57億，只較去年下降港幣五百萬。為確保物業對租客之吸引力，集團現正進行一項大型翻新工程，致力於提升公共地方，包括主要大堂及安裝一部額外之升降機。

香港國際展貿中心（展貿中心）



該物業位於九龍灣，具備多元化的陳列寫字樓、展覽設施、會所、酒樓及餐廳。展貿中心本年度的平均出租率維持於64%，去年為67%。

於二零零三年六月，地區地政會議已批准展貿中心改變為非工業用途之建議，此將准許展貿中心出租作寫字樓、零售及娛樂用途。憑着先進的會議及展覽設施，並以吸引更多本地活動為重點，新的市場策略已於本年的業績引證其成功之處。


於香港出租物業除利息
及税項前溢利（港幣百萬元）
240
180
120
60
234
37
75
122
217
43
61
113
2002
2003
合和中心
香港國際展貿中心
其他


合和中心及香港國際展貿中心
平均出租率(%)
100
75
50
25
67%
93%
64%
92%
2002
2003
合和中心
香港國際展貿中心

物業發展

濠景花園

濠景花園乃本集團於澳門氹仔分多期發展的合營項目，項目佔地176,000平方米，集住宅、商業、社區設施、辦公室及酒店於一身。第一期已於一九九七年落成。第二期會興建十三幢住宅大樓。於二零零三年六月三十日，該期之地基工程經已完成，而集團更取得上蓋物業的建築牌照。第二期的規劃完全為了迎合近期之市場需要，而當中五幢大樓之建造工程亦快將展開。

花都發展項目


广州市花都区人民政府
合和(花都)置业投资有限公司
合作发展物流综合园区项目签约仪式

位於廣州花都，本集團取得一項佔95%權益之綜合發展項目，其中包括為住宅、商業及物流。該項目佔地約733,000平方米，距即將建成的廣州國際機場不遠。花都為廣州快速發展之地區，舊式及新式工業臨立，如東風汽車有限公司（為日本之日產汽車之合營企業），獅嶺（國際）皮革城及中國花都（國際）金銀珠寶城等隨着於二零零四年新國際機場之落成，相信會為花都區之住宅、商業及物流發展帶來強大的需求。

該項目計劃分期發展，第一期發展之地盤整理和前期土質勘探經已完成，項目設計正在進行中。現時計劃於二零零三年年底前開始第一期工程，主要包括低層花園屋及高層住宅。

Mega Tower酒店

Mega Tower酒店是本集團最近期的酒店發展項目，位於堅尼地道，合和中心以西，佔地超過13,000平方米。本集團計劃興建一座擁有會議設施的大型酒店，並配備康樂、購物、餐廳及其他商業設施。

規劃方案已於本年中送交城市規劃委員會審批。集團亦正就各政府部門的意見，考慮及修改該規劃方案。

酒店及餐飲



雖然首半年業績較上年同期優勝，但非典型肺炎於二零零三年三月至五月爆發使訪港旅客嚴重下跌，本集團酒店下半年業務亦深受影響。但酒店藉此期間進行裝修及改善設施工程，並加強客戶服務及員工培訓，為配合市場需求作好準備。

酒店及餐飲業務除利息及稅項前溢利（港幣百萬元）



32
24
16
8
27
19
11
16
12
7
2002
2003
悅來酒店
其他

悅來酒店
平均入住率(%)



80
60
40
20
74%
65%
2002
2003

悦來酒店



座落荃灣市中心之悦來酒店，其旅客主要來自國內。隨着國內實施開放政策並於二零零三年一月放寬廣州旅客訪港簽證申請，酒店入住率及平均房間價格出現攀升。三月下旬非典型肺炎爆發使旅客取消香港酒店之訂房，但酒店每年平均房間入住率仍維持65%，較去年同期僅下跌9%，而平均房間價格則上升4%。酒店餐廳正進行主要裝修項目。宴會廳翻新工程已完成，另外四間餐廳亦與房間同期進行裝修工程。

隨著香港於二零零三年六月廿三日從非典型肺炎疫區名單中除名後，香港旅遊業開始復甦。根據香港旅遊局數字顯示，悦來酒店主要市場－來自國內及東南亞的航空旅客及訪港旅客持續恢復，集團預期商務住客上升，例如參與荃灣地區附近之項目發展及基建工程之機構。另外悦來酒店藉著提供舒適、優雅的環境及便利交通，吸引作長途或短途之個人旅客，亦成為酒店之目標客源。國內旅行團將繼續成為酒店主要市場及服務焦點，但酒店亦會開拓日本、韓國及東南亞之同類市場。

荃灣區人口為悦來酒店餐廳及酒吧提供自然客源。優質食物及相宜價格加上設計具創意的運動酒吧，定必吸引本區住客及商務客人。

酒樓及餐飲服務



除酒樓及餐飲服務市場放緩外，本集團於本財政年度之後期亦受到非典型肺炎的影響。為舒緩困局，集團已設計及推出一連串創新推廣，其中包括特價菜譜及各國美食，以吸引客人繼續惠顧。

建築及相關之發展



集團本年之建築業務比較沉寂，營業額減少港幣1.05億元至港幣1.72億元。工程重點放在為完成五間政府學校的四個工程上。由於經濟氣候嚴重影響分判商的表現，為履行合約條款，合和建築已動用額外資源以儘量減低工程完工之延誤。新合約有港島麥當奴道的住宅工程及兩幢位於旺角及觀塘的商業大廈。工程都應用了「滑爬模」的建築技術。

TANJUNG JATI B 電廠項目

關於此項交易之背景，集團早前訂立關於印尼Tanjung Jati B項目之融資、建設、營運和其後之轉讓之購電協議。隨着一九九七年亞洲金融危機，Tanjung Jati B項目之工程於一九九八年年中被暫停。其後，PLN，一國營電力機構，展開一項計劃，重整其與獨立電力生產項目之發展商的電力採購協議。集團於過去多年來努力不懈終於使項目得到滿意的解決。該電廠項目之出售已於結算日後完成，第一期代價款已於二零零三年八月五日收取。

出售項目之總現金代價約為港幣23.88億元，以分期支付。於償還有關電廠項目之債務後，本集團將獲得淨款項約港幣16.8億元，而當中已收取金額約為港幣6.86億元。

財務綜論

集團業績

截至二零零三年六月三十日止年度，本集團按各業務之營業額及其除利息及税項前溢利分析如下：

	營業額		除利息及税項前溢利	
	2002	**2003**	2002	**2003**
	港幣百萬元	**港幣百萬元**	港幣百萬元	**港幣百萬元**
基建項目投資				
— 經營及其他業務	21	**16**	475	**577**
— 財務	202	**58**	202	**58**
物業租賃、代理及管理	354	**328**	234	**217**
酒店及食品經營	250	**225**	27	**19**
建築及項目管理	276	**172**	(23)	**(34)**
其他業務	29	**–**	96	**93**
	1,132	**799**	1,011	**930**
行政費用			(58)	**(71)**
慈善捐款			–	**(20)**
除利息及税項前之溢利（*附註一*）			953	**839**

	業績	
	2002	**2003**
	港幣百萬元	**港幣百萬元**
除利息及税項前之溢利	953	**839**
電廠項目之減值虧損回撥	–	**366**
出售資產之溢利	192	**–**
財務成本（*附註二*）	(782)	**(372)**
税項	(13)	**(116)**
少數股東權益	(10)	**(99)**
淨溢利	340	**618**
每股溢利（港仙）	38.8	**70.5**

附註：

（一） 除利息及税項前溢利乃指經營業務溢利港幣129,000,000元（減值虧損回撥前）（二零零二年：港幣395,000,000元）及應佔共同控制個體及聯營公司之業績合共港幣710,000,000元（二零零二年：港幣558,000,000元）之總和。

（二） 其中包括2004及2007票據之利息支出及有關財務成本及提早贖回2007票據溢價，合共港幣237,000,000元（二零零二年：港幣610,000,000元）。2007票據已於二零零二年八月償還。

截至二零零三年六月三十日止年度，本集團之營業額為港幣799,000,000元，去年之比較數字為港幣1,132,000,000元。由於採納權益會計法，本集團應佔中國合作公司（「合作公司」）之營業額並未計算入本集團之營業額內。截至二零零三年六月三十日止年度，合作公司之總營業額為人民幣2,808,000,000元，較去年同期上升11%。

本集團除利息及税項前溢利為港幣839,000,000元，去年之比較數字為港幣953,000,000元，主要由於在二零零二年間，一家於中國經營之合作公司償還了大部

集團於二零零二年八月行使廢止條款及將所得款項用作償還於二零零四年及二零零七年到期之定息無抵押債券，利息支出因此大幅減少。在權益會計法下，集團應佔合作公司之業績已反映於本集團之業績，由上財政年度之港幣516,000,000元上升至本年度港幣661,000,000元，上升28%，此乃由於公路基建項目業績之增長。

集團淨溢利為港幣618,000,000元，較去年同期港幣340,000,000元上升了82%。主要由於(a)公路基建項目營運業績之增長，本年度為港幣577,000,000元對比去年之港幣475,000,000元(b)財務成本減少，本年度為港幣372,000,000元對比去年之港幣782,000,000元，乃由於低利息環境及贖回二零零七年到期之無抵押債券，及(c)就出售Tanjung Jati B電廠項目達成協議而撥回減值虧損港幣366,000,000。本年度之稅項較去年增加主要由於上年度撥回之超額稅項準備及本年度香港利得稅準備增加。少數股東權益上升乃由於Tanjung Jati B電廠項目合作顆伴應佔之減值虧損撥回包括在內。

資金流動性及財務資源

本年度，除了於本港經營所得之經常性業務的現金流量外，本集團同時收到大量於中國大陸經營項目的現金流量，特別是廣深珠公路項目。於派發港幣385,000,000元之現金股息(包括特別股息)後，本集團更動用了部份現金償還債務。本集團之淨債務減少了23%至港幣2,258,000,000元(二零零二年：港幣2,950,000,000元)，淨債務與股東權益比率下降至16%(二零零二年：21%)。

於二零零二年八月十五日，本集團提早贖回二零零七年到期的無抵押美金債券總數美金372,000,000元，固定年利息為10.25%。此外，集團亦依據行使契約廢止條款，償還於二零零四年到期，以美元為單位的無抵押票據美金194,000,000元，其固定年息率為9.875%。於二零零三年六月三十日，集團不包括於二零零四年到期的票據之借貸總額為港幣2,952,000,000元。

集團之資本結構(包括股東權益及借貸)載列如下：

結算至六月三十日	*2002*	***2003***
(港幣百萬元)		
股東權益	13,794	**13,699**
淨債務總額	2,950	**2,258**
總資本	21,304	**18,125**
(%)		
淨債務總額對比總資本	14%	**12%**
淨債務總額對比股東權益	21%	**16%**

淨債務減除集團提供予中國項目之計息貸款為港幣499,000,000元，即對比股東權益比率為3.6%。

集團於二零零三年六月三十日之借貸之還款期對比二零零二年六月三十日，載列如下。



包括票據
不包括票據
1年內償還
1至2年內償還
2至5年內償還
5年後償還
44%
5%
44%
7%
16%
48%
36%
13%
13%
58%
16%
25%
21%
54%
2002
2003
2002
2003
淨債務：
港幣 73.66億元
港幣 37.32億元
港幣 29.50億元
港幣 22.58億元

集團之大部分借貸，除於二零零四年到期之票據外，皆以浮動利率計算及以港幣為單位及集團之有關兌換風險並不重大。

本集團正處於強勁的財務優勢及擁有重大的資本基礎，同時淨債務維持於低水平。在充足的銀行融資及基礎穩健的經常性收益所獲得的持續性現金流入下，本集團擁有足夠的財務資源提供予進行中的業務及現有的投資。

於年度結算日後，本集團將旗下合和公路基建之25%的股份分拆並獨立上市，合和公路基建乃本集團之公路基建業務（順德公路及順德105國道之權益除外）之控股公司。於分拆後，本公司收到合和公路基建集團約港幣550,000,000元，作為償還本公司就廣州東南西環高速公路項目提供之股東貸款。合和公路基建並償還了有關廣州東南西環高速公路之未償還銀行貸款約港幣372,000,000元。

董事局報告書

董事局同寅謹將本公司及本集團截至二零零三年六月三十日止年度之業務報告及經審核之帳目呈覽。

主要業務

本公司主要業務為一投資控股公司，其附屬公司乃活躍從事基建項目投資、物業發展及投資、物業代理及管理、酒店營運及管理、餐館營運及食品經營、建築及項目管理。

業績

本集團截至二零零三年六月三十日止年度之業績載於第43頁之綜合收益表內。

股息

董事局建議派發末期股息每股港幣十八仙（二零零二年：末期股息每股港幣七仙及特別股息每股港幣三十仙），連同已於二零零三年三月二十七日派發之中期股息每股港幣七仙（二零零二年:港幣六仙），就二零零三年六月三十日止年度，派發之股息合共港幣二億一千九百萬元（二零零二年：港幣三億七千七百萬元）。建議派發之股息已列入財務報告表內。

主要項目及事項

有關本集團主要項目之詳情及本年度發生之重要事項，已詳列於第10頁至第22頁之「業務回顧」段內。

股本

本年度本公司之股本詳情載列於財務報告表附註30。

儲備金

本年度儲備金之變動詳情載列於財務報告表附註31。

捐款

本年度本集團之慈善及其他捐款合共港幣二千二十八萬八千元。

固定資產

本年度投資物業及物業、機械及設備之變動分別載列於財務報告表附註16及17。

有關本集團主要物業及物業權益之詳情載列於第95及第96頁。

主要客戶及供應商

於本年度內，本集團之首五大客戶佔本集團營業額少於百分之三十。首五大供應商佔本集團總購貨額少於百分之三十。

購回、出售或贖回股份

本公司或其任何附屬公司於本年度並無購回、出售或贖回本公司股份。

董事

本年度在職董事芳名載於年報內第40頁。李澤鉅先生已於二零零二年十月十七日舉行之二零零二年股東週年大會中退任本公司獨立非執行董事，楊鑑賢先生於二零零二年十一月六日獲委任為執行董事，張利民先生於二零零三年七月十六日獲委任為執行董事。陳志鴻先生於二零零三年七月二十五日辭退執行董事職位。何榮春先生於二零零三年八月六日獲委任為執行董事。

於二零零三年八月六日，何炳章先生的職銜重訂為本公司副主席及董事總經理，而胡文新先生的職銜重訂為董事副總經理。

董事局謹此衷心感謝李先生及陳先生過往對本集團的寶貴貢獻，亦恭賀和歡迎各委任人仕及新董事加入董事局。

根據本公司之組織章程，陸勵荃女士、繆世傑先生、韋高廉先生、雷有基先生、楊鑑賢先生、張利民先生及何榮春先生於即將召開之股東週年大會中依章告退，除繆世傑先生外，惟願膺選連任。

董事及高級行政人員履歷

胡應湘爵士* KCMG, FICE

現年67歲，為本公司之董事局主席。一九五八年畢業於普林斯頓大學，獲土木工程學士學位。彼為本集團始創人之一，從一九七二年起擔任董事總經理之職，直至二零零二年任為董事局主席。彼曾參與中港兩地物業及項目發展之設計及建築工程，亦負責策劃本集團位於中國及東南亞之基建項目。彼亦為本公司新上市之附屬公司 — 合和公路基建有限公司之主席及有線寬頻通訊有限公司之獨立非執行董事。

彼活躍於公務活動，其公務職銜包括:

香港

- 成員　中國香港特別行政區策略發展委員會
- 成員　香港物流發展局
- 顧問　市區重建局諮詢委員會
- 成員　香港貿易發展局
- 主席　香港理工大學校董會
- 副主席　香港地產建設商會

中國

- 成員　中國人民政治協商會議
- 經濟顧問　廈門經濟特區、廣西壯族自治區及秦皇島

國際

- 成員　世界銀行屬下的International Finance Corporation 商業諮詢委員會
- 成員　亞太經濟及合作會議商業諮詢委員會(ABAC)
- 成員　International Advisory Board of the Institute for International Business Communication, Japan
- 資深會員　英國土木工程師學會

胡爵士榮獲香港理工大學、英國University of Strathclyde及英國愛丁堡大學頒授榮譽博士學位。獲頒授之其他獎項包括:

榮譽市民

- 美國新奧爾良市
- 中國廣州市
- 中國順德市
- 中國南海市
- 中國深圳市
- 中國花都市
- 菲律賓奎松省

獎項及榮譽	*獲獎年份*
• 克羅地亞共和國駐港名譽領事	2002
• 獲英女皇頒授聖米迦勒及聖喬治爵級出口服務司令勳章	1997
• 獲比利時國王頒授Chevalier De L'Ordre De La Corona勳爵	1985
• 獲美國Independent Energy選為Industry All-Star	1996
• 獲美國George Washington University選為International CEO of the Year	1996
• 獲商業周刊選為the Best Entrepreneurs之一	1994
• 獲美國International Road Federation選為Man of the Year	1994
• 獲南華早報及敦豪速運選為Business Man of the Year	1991
• 獲香港亞洲經濟週刊選為Asia Corporate Leader	1991
• Business Man of The Year by the South China Morning Post and DHL	1991
• Asia Corporate Leader by Asia Finance Magazine, HK	1991

何炳章先生*

現年71歲，彼為本公司副主席及董事總經理。彼自從本公司一九七二年在聯交所上市已擔任董事副總經理之職，於二零零二年獲任為董事總經理。彼負責本公司財務及行政管理。曾參與發展本集團所有在中國之項目，包括公路、酒店及發電廠項目。再者，彼對於香港之建築及發展項目累積豐富經驗。彼為中國深圳市及順德市之榮譽市民。彼亦為本公司新上市之附屬公司 — 合和公路基建有限公司之副主席。

郭展禮先生*

現年52歲，彼於二零零二年一月獲委任為本公司之董事副總經理。彼為執業律師。早年曾擔任本集團多個主要項目之顧問，包括廣深珠高速公路、沙角B和C廠等。其後，彼轉任銀行公會秘書、機場管理局之法律總監及法國巴黎百富勤之監察主任。

胡文新先生*

現年31歲，彼於本年八月獲委任為本公司董事副總經理，於一九九九年加入本集團，出任執行委員會經理，並於二零零零年三月晉升為集團總監。彼於二零零一年六月及二零零二年一月先後獲委任為本公司執行董事及營運總裁。彼持有史丹福大學頒授之工商管理碩士學位及普林斯頓大學頒授之機械及航天工程學士學位。彼負責評估集團運作及表現，檢討和編訂集團整體策略運作。彼亦致力改善本集團財務和管理會計系統。彼為胡應湘爵士及胡郭秀萍爵士夫人之兒子。彼亦為本公司新上市之附屬公司 — 合和公路基建有限公司之董事總經理。

李憲武先生

現年76歲，彼自從本公司一九七二年上市已加入本集團，現職本公司非執行董事及顧問。負責本集團之房地產發展及物業租售業務。彼於二零零一年十二月辭退其於本公司之行政職務之前，一向積極從事香港之地產業務。彼為中國順德市之榮譽市民。

嚴文俊先生*

現年56歲，彼於一九八零年起擔任執行董事。彼負責處理本集團公司財務、秘書及公關事宜。彼亦參與集團在公司及項目層面上的主要資金籌組活動。彼持有美國賓夕凡尼亞大學Wharton Graduate Business School頒授之工商管理碩士學位。

胡文佳先生

現年46歲，於一九八七年加入董事局。彼持有美國Purdue大學工業工程學學士學位。彼亦為利威集團及Video Channel Productions Limited之董事總經理。

胡郭秀萍爵士夫人 JP

現年54歲，於一九九一年加入董事局。彼為多個商業及社交組織之委員會及董事會之成員，包括亞洲文化協會（香港分會）、亞洲協會和香港紅十字會。彼於本年七月一日起獲委任為太平紳士。彼為胡應湘爵士之夫人。

陸勵荃女士

現年65歲，於一九九一年加入董事局。彼畢業於柏克萊加州大學，從事證券及投資行業逾三十年。彼曾為美國添惠證券投資（香港）有限公司之榮譽退休董事總經理及Morgan Stanley Inc. 之高級副總裁。

繆世傑先生

現年39歲，彼於一九九四年獲委任為本公司執行董事，參與本集團之融資工作及發展新項目。由一九九七年起暫停其執行董事職務， 擔任本公司獨立非執行董事。目前，彼為一間亞洲最具規模之直接投資公司之一泰山投資控股亞洲集團之始創人及董事總經理。彼持有美國史丹福大學Graduate School of Business Administration 頒授之工商管理碩士學位，以及普林斯頓大學Woodrow Wilson School for International Affairs 頒授之學術學位（A.B. Degree）。

楊鑑賢先生*

現年52歲，於二零零二年十一月獲任為執行董事。彼未加入本集團前，於一九八六年至一九九八年期間，出任雲麥郭楊有限公司之董事及替本集團近期多項建築工程擔任顧問。彼持有香港大學頒授之建築學士學位， 彼為註冊建築師、認可人士及香港建築師會和多個專業學會的成員。

韋高廉先生*

現年57歲，於一九八五年加入本集團，並於一九九七年獲委為執行董事。彼亦為Hopewell (Thailand) Limited之董事。彼於一九七五年成為土木工程師學會成員。彼曾擔任發電廠及公路等項目之工程設計經理。彼於一九九一年成為曼谷高架公路及鐵路系統項目之工程經理，及後成為該項目之項目董事。彼現負責集團海外工程項目。

雷有基先生*

現年58歲，於一九九七年獲任為執行董事。彼亦為Hopewell (Thailand) Limited之董事。彼為香港首屈一指之室內設計及裝修承建公司德基有限公司之創辦董事。自一九九零年起，彼一直參與公司在泰國之曼谷高架公路及鐵路系統項目。

李嘉士先生

現年43歲，於二零零一年三月起出任本公司之獨立非執行董事。彼持有香港大學之法律學士學位。彼為執業律師及胡關李羅律師行之合夥人，該律師行向本集團提供專業服務及收取正常報酬。

張利民先生*

現年37歲，於二零零三年七月獲任為執行董事。彼於一九九七年加入本集團。彼持有波士頓大學工商管理學士學位及麥馬斯特大學之工商管理碩士學位。彼為美國伊利諾斯州執業會計師，參與本集團之財務活動及發展，以及管理本集團於印尼之發電項目之投資。彼於業務發展、財務及審計方面具豐富經驗。

何榮春先生*

現年34歲，於二零零三年八月獲任為執行董事。彼於一九九四年加入本集團。彼持有美國加州州立大學頒授之文學士學位。彼為何炳章先生之兒子。彼於本集團九龍灣國際展貿中心出任多個管理職位， 包括市場推廣及營業總監和副總經理。

附註： 執行董事*

高級行政人員

集團各項業務分別直接由以上提及的執行董事直接管轄，故各執行董事亦被視為集團之高級行政人員。

董事於合約之利益

李澤鉅先生為長江基建集團有限公司（「長江基建」）董事。如財務報告表附註20(b)所披露，本集團一附屬公司與長江基建一附屬公司及中國夥伴達成協議發展中國廣州東南西環高速公路項目。

除上文披露者外，於結算日時或本年度內，本公司或其他附屬公司無訂立其他與本公司各董事直接或間接地有重大利益關係之重要合約。

董事之權益

截至二零零三年六月三十日，本公司各名董事、最高行政人員及其聯繫人對本公司或本公司任何相聯法團（定義見證券及期貨條例第XV部）任何股份、相關股份或債權證擁有之權益及淡倉中，已經根據證券及期貨條例第XV部第7、第8分部之規定通知本公司及聯交所者（包括任何有關董事或最高行政人員根據證券及期貨條例之上述規定被視作或當作擁有之權益及淡倉），或根據證券及期貨條例第352條須記錄於本公司存置之登記冊內者，或根據上市公司董事進行證券交易之標準守則而須予公佈者，其詳情如下：

(a) 於本公司股份及股本衍生工具相關股份之實益權益及淡倉(i)

	股份						
董事	個人權益（實益擁有人持有）	家庭權益（配偶及未滿18歲子女權益）	公司權益(ii)（受控制公司的權益）	其他權益(vi)	股本衍生工具(vii)	總權益	總權益佔發行股份的百份比
胡應湘	62,494,032	21,910,000 (iii)	111,250,000 (iv)	30,680,000	–	226,334,032	25.84
何炳章	19,360,000	246,000	2,050,000	–	–	21,656,000	2.47
郭展禮	–	–	–	–	3,000,000	3,000,000	0.34
胡文新	24,350,000	–	820,000	–	2,500,000	27,670,000	3.16
李憲武	2,795,322	–	–	–	–	2,795,332	0.32
嚴文俊	100,000	–	–	–	1,000,000	1,100,000	0.12
胡文佳	2,645,650	–	–	–	–	2,645,650	0.30
胡郭秀萍	21,910,000	112,554,032 (v)	61,190,000	30,680,000	–	226,334,032	25.84
陸勵荃	–	1,308,981	–	–	–	1,308,981	0.15
雷有基	8,537	–	–	–	–	8,537	0
陳志鴻（於2003年7月25日退任）	–	–	–	–	1,000,000	1,000,000	0.11

附註：

(i) 所有股份及股本衍生工具相關股份之權益均為長倉。各名董事或最高行政人員概無持有股份及股本衍生工具相關股份之淡倉。

(ii) 此等股份由一家公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 家族權益21,910,000股股份代表胡應湘爵士之妻子胡郭秀萍爵士夫人之權益。

(iv) 公司權益111,250,000股股份代表胡應湘爵士及胡郭秀萍爵士夫人通過公司持有之權益。此數目包括胡郭秀萍爵士夫人通過公司持有之61,190,000股股份。

(v) 家族權益112,554,032股股份代表胡郭秀萍爵士夫人之丈夫胡應湘爵士之權益。此數目包括胡應湘爵士透過公司持有之50,060,000股股份。

(vi) 其他權益30,680,000股股份代表由胡應湘爵士和胡郭秀萍爵士夫人共同持有之權益。

(vii) 此代表在認股權計劃下，授予董事認股權權益以獲取本公司股份，詳情載於「優先認股權」段內。

(b) 於相聯法團股份之實益權益及淡倉

(i) 何炳章先生及其聯繫人實益擁有香港保險代理有限公司已發行股本之100%，此公司擁有合信保險及再保險顧問有限公司（本公司之相關法團）之600,000股普通股，為其已發行股本之二分之一。

(ii) 若干董事以代理人身份代表其各自控股公司持有若干附屬公司之股份。

(iii) 各名董事或最高行政人員概無持有本公司相聯法團股份之淡倉。

(c) 於相聯法團股本衍生工具相關股份之實益權益及淡倉

截至二零零三年六月三十日，各名董事或最高行政人員概無持有相聯法團股本衍生工具相關股份之實益權益及淡倉。

(d)於相聯法團債券之實益權益

胡文新先生透過持有多家公司三分之一或以上股東大會投票權而實益擁有廣深高速公路（控股）有限公司發行之二零零四年到期（年息為$9^7/_8$厘）之票據，該票面金額為美金四百八十五萬元。

退休及公積金計劃

為遵守強制性公積金計劃條例之規定，本集團已成立有關之強制性公積金計劃，並於二零零零年十二月一日開始供款。本集團及僱員須各自向該計劃作出相等於僱員有關入息的百分之五供款，而有關入息的上限為每月二萬元正。

本集團於年內就強積金計劃所作出之供款共港幣七百零一萬四千元。

優先認股權

本公司之優先認股權計劃（「認股權計劃」）於一九九四年十月十一日經股東通過後被採納及生效，授予本公司或其任何附屬公司之執行董事或僱員優先認股權，其目的為長遠地令股東於本公司之利益得以保留及增長，亦可使本公司吸納及挽留具有經驗及才能之僱員，激勵彼等為未來爭取更佳業績。

香港聯合交易所有限公司（「聯交所」）就聯交所上市規則（「上市規則」）內有關認股權計劃之規定作出修訂，並於二零零一年九月一日生效。在過渡安排下，本公司仍可按既有的認股權計劃繼續授出認股權，但必須遵守上市規則的有關規定。

根據認股權計劃及已修訂之上市規則，可予授出之認股權所涉及之股份數目，最多為本公司於採納認股權計劃之日已發行股本之百分之十。認股權計劃項下之每位參與者之最高配額在任何十二個月內不得超過本公司已發行股份之百分之一 。於本報告日期，根據認股權計劃可予發行的股份總數合共78,059,114股（約佔本公司於一九九四年十月十一日當日已發行股本百分之九點零四）。

認股權可予行使之期限將由本公司董事局全權釐定，惟認股權必須於授出日期（即接納認股權之日）最少六個月後及於授出日期起計十年內行使。認股權須於授予認股權日期28天內接納。接納認股權時須支付之款項為港幣一元。認購股份之行使價須於行使認股權時全數繳足。

任何特定認股權之行使價為本公司董事局於授出有關認股權時可酌情釐定之價格，並須於授予認股權之函件中說明，惟行使價不得少於(a)股份於授予認股權日期（必須為營業日）的收市價（以聯交所日報表所載為準）；(b)股份於緊接授予認股權日期前五個營業日的平均收市價（收市價同樣以聯交所日報表所載者為準）；及(c)本公司每股股份之面值（以最高者為準）。

認股權計劃將於二零零四年十月十日屆滿。

根據認股權計劃授出並由本公司董事及僱員持有之認股權之詳情如下：－

	授出日期	於二零零二年七月一日持有之認股權數目	於二零零三年六月三十日持有之認股權數目	每股認股權股份行使價（港幣）	行使期
董事					
郭展禮	28/3/2002	3,000,000	3,000,000	6.15	28/9/2002-27/9/2005
胡文新	3/4/2002	2,500,000	2,500,000	6.15	3/10/2002-2/10/2005
嚴文俊	1/4/2002	1,000,000	1,000,000	6.15	1/10/2002-30/9/2005
陳志鴻 *（於2003年7月25日退任）*	2/4/2002	1,000,000	1,000,000	6.15	2/10/2002-1/10/2005
僱員	2/4/2002	800,000	800,000	6.15	2/10/2002-1/10/2005

於回顧年內，本公司並無授出任何認股權，亦沒有任何認股權被行使或失效。

收購股份及債券之安排

除「優先認股權」段內披露者外，本公司或其附屬公司於本年度內無參與任何安排，使本公司各董事得以藉購入本公司或其他公司之股份或債券而獲益。此外，各董事、其配偶及其十八歲以下之子女並無權利認購本公司之證券及行使此權利。

僱員

於二零零三年六月三十日，本集團僱員人數約為一千一百人。本集團提供予僱員之薪酬及福利政策乃經參考市場趨勢及僱員工作表現後釐定。本集團亦為僱員提供多項福利包括免費醫療及個人意外保險。此外，本集團亦為僱員提供不同類型的在職訓練。董事局亦會適當地授出優先認股權予僱員。

董事之服務合約

於即將召開之股東週年大會上擬重選連任之董事與本公司或其任何附屬公司並無簽訂任何該僱任公司不作出賠償（除法定賠償外）而不可於一年內終止之服務合約。

本公司之所有獨立非執行董事均受任於固定任期，該任期終於各董事與本公司議定之其他日期。但彼等須依本公司公司章程規定於本公司股東週年大會輪值告退。

於本年度內或結算日時並無就本公司之全部或重大部份之業務簽訂或存在任何管理及行政合約。

主要股東

除已於「董事之權益」標題下所披露之股份權益外，於二零零三年六月三十日，本公司並無接獲任何人士（本公司之董事除外）之通知稱有依照證券及期貨條例第三百三十六條之規定須記錄於登記名冊中之股份權益。

最佳應用守則

於本年度本公司皆遵守上市規則附錄十四所載之最佳應用守則。

上市規則第十九項應用指引

根據上市規則第十九項應用指引所須披露之資料詳列於第39頁。

結算日後事項

結算日後事項之詳情載列於財務報告表附註42。

核數師

於即將召開之股東週年大會上，本公司將會提呈一決議案續聘德勤•關黃陳方會計師行為本公司核數師。

承董事局命

胡應湘爵士 KCMG, FICE
主席

香港，二零零三年九月八日

上市規則第19項應用指引

本公司透過其附屬公司與若干合營夥伴簽訂合營企業協議，承諾為若干基建工程及物業發展項目作出重大投資。該等投入合作公司及聯營公司（「聯屬公司」）已於本集團2003年6月30日之綜合資產負債表內之「共同控制個體權益」及「聯營公司權益」之分類標題下披露。

於2003年6月30日，聯屬公司之備考合併資產負債表如下：

	合併總數	集團所注入之資金
	港幣百萬元	港幣百萬元
總資產	20,697	
資金來源：		
注冊資本／股本	1,901	1,140
儲備	113	
累計虧損	(379)	
	1,635	
遠期負債		
一 股東／合營夥伴／有關連公司提供之墊款	7,575	2,097
一 其他遠期貸款	10,061	
	17,636	
流動負債	1,426	41
總資本及負債	20,697	3,278

* 除一項投資金額並不重大之物業發展項目外，所有物業、機械及設備（包括主要生產設施）於合作期屆滿後，在無補償下撥歸中方合營夥伴所有。本集團認為披露聯屬公司之資產及負債之應佔部分並不恰當。

公司資料

榮譽主席

胡文瀚博士
OBE, JP, LLD (Hon), Dr Eng(Hon), BSc(Eng)

董事局

胡應湘爵士* KCMG, FICE *主席*
何炳章先生* *副主席及董事總經理*
郭展禮先生* *董事副總經理*
胡文新先生* *董事副總經理*
李憲武先生
嚴文俊先生*
胡文佳先生
胡郭秀萍爵士夫人JP
陸勵荃女士
繆世傑先生
楊鑑賢先生* *（於二零零二年十一月六日獲委任）*
韋高廉先生*
雷有基先生*
李嘉士先生
張利民先生* *（於二零零三年七月十六日獲委任）*
何榮春先生* *（於二零零三年八月六日獲委任）*

* *執行董事*

公司秘書

李業華先生

註冊辦事處

香港皇后大道東183號
合和中心64樓
電話： (852) 2528 4975
圖文傳真： (852) 2865 6276
(852) 2861 2068
(852) 2529 8602

法律顧問

胡關李羅律師行
香港康樂廣場1號
怡和大廈26樓

核數師

德勤 • 關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

主要往來銀行#

中國銀行（香港）有限公司
東亞銀行
法國巴黎銀行
萬國寶通銀行
新加坡發展銀行有限公司
恆生銀行
香港上海匯豐銀行有限公司
中國工商銀行（亞洲）有限公司
廖創興銀行
瑞穗實業銀行
澳門大豐銀行

名稱以字母次序排列

股份登記及過戶處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心1712-1716室

美國預託證券託管銀行

萬國寶通銀行
20th Floor, 111 Wall Street
New York, NY 10005
United States of America
免費長途詢問電話號碼：
1-877-248-4237
電郵：citibank@shareholders-online.com

公司網址

www.hopewellholdings.com

投資資訊

ir@hopewellholdings.com

目　錄

頁次

核數師報告書

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致合和實業有限公司各股東
(於香港註冊成立之有限公司)

本核數師行已完成審核刊於第43頁至第94頁按照香港普遍採納之會計原則編制之財務報告表。

董事及核數師各自之責任

公司條例規定董事須編制真實與公平之財務報告表。在編制該等財務報告表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報告表作出獨立意見，並按公司條例第141條將此意見僅向股東(作為法人)報告，而不作其他用途，本行不對任何其他人仕就本報告內容負責或承擔責任。

意見之基礎

本行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告表所載數額及披露事項有關之憑證，亦包括評估董事於編制該等財務報告表時所作出之重大估計及判斷、所釐定之會計政策是否適合貴公司及貴集團之具體情況及有否貫徹運用並足夠披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充分之憑證，就該等財務報告表是否存有重要錯誤陳述，作合理之確定。在作出意見時，本行亦已衡量該等財務報告表所載資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

意見

本行認為上述之財務報告表均真實與公平地反映貴公司及貴集團於二零零三年六月三十日結算時之財務狀況及貴集團截至該日止年度之溢利及現金流動，並已按照香港公司條例適當編制。

德勤 • 關黃陳方會計師行
執業會計師
香港，二零零三年九月八日

綜合收益表

截至二零零三年六月三十日止年度

	附註	2002 港幣千元	2003 港幣千元
營業額	4	1,132,483	**799,177**
銷售及服務成本		(599,410)	**(495,759)**
		533,073	**303,418**
其他營運收入	6	72,518	**121,326**
銷售及分銷成本		(21,942)	**(23,812)**
行政費用		(147,488)	**(161,957)**
其他營運費用	7	(40,504)	**(110,301)**
一電廠項目之減值虧損回撥	8	–	**366,000**
經營業務溢利	9	395,657	**494,674**
出售一共同控制個體權益之溢利	10	191,385	**–**
財務成本	11	(781,836)	**(372,187)**
應佔其業績			
共同控制個體		513,920	**687,974**
聯營公司		43,818	**21,980**
日常業務除税前溢利		362,944	**832,441**
税項	12	(13,355)	**(115,459)**
未計少數股東權益前溢利		349,589	**716,982**
少數股東權益		(9,799)	**(99,119)**
本年度淨溢利		339,790	**617,863**
股息	13	376,672	**218,996**
		港仙	**港仙**
每股溢利	14		
基本		38.8	**70.5**

綜合資產負債表

二零零三年六月三十日結算

	附註	2002 港幣千元	**2003 港幣千元**
資產			
非流動資產			
投資物業	16	5,986,300	**5,655,400**
物業、機械及設備	17	1,119,407	**1,492,652**
待發展或發展中之物業	19	832,491	**1,018,336**
共同控制個體權益	20	8,134,989	**8,207,290**
聯營公司權益	21	98,345	**77,523**
其他項目及投資	22	494,970	**220,966**
長期應收款項	23	588,005	**276,052**
契約廢止／已抵押之存款	24	1,832,847	**1,680,843**
		19,087,354	**18,629,062**
流動資產			
存貨	25	9,696	**8,588**
持作出售之物業		3,762	**3,762**
貿易及其他應收賬款	26	158,652	**111,876**
按金及預付款項		183,497	**227,127**
應收貸款之即期部分	27	175,731	**45,757**
就合約工程應收客戶之款項	28	11,927	**323**
契約廢止之存款	24	3,349,259	**149,390**
銀行結餘及現金		145,149	**694,604**
		4,037,673	**1,241,427**
總資產		23,125,027	**19,870,489**

綜合資產負債表(續)

二零零三年六月三十日結算

	附註	2002 港幣千元	**2003** **港幣千元**
股東權益及負債			
資本及儲備金			
股本	30	2,189,955	**2,189,955**
儲備金	31	11,604,265	**11,509,285**
		13,794,220	**13,699,240**
少數股東權益		20,468	**125,101**
非流動負債			
遠期貸款	32	4,200,055	**3,692,975**
保證準備	38(a)	164,059	**164,059**
應付聯營公司之款項	34	31,814	**17,786**
		4,395,928	**3,874,820**
流動負債			
貿易及其他應付賬款	29	1,224,954	**1,075,960**
租務及其他按金		74,324	**111,560**
就合約工程應付客戶之款項	28	15,679	**14,423**
税項準備		203,061	**242,906**
遠期貸款之即期部分	32	3,291,393	**320,479**
銀行貸款			
抵押		45,000	**156,000**
無抵押		60,000	**250,000**
		4,914,411	**2,171,328**
總負債		9,310,339	**6,046,148**
股東權益及負債總額		23,125,027	**19,870,489**

郭展禮
董事

胡文新
董事

公司資產負債表

二零零三年六月三十日結算

	附註	2002 港幣千元	2003 港幣千元
資產			
非流動資產			
附屬公司權益	18	13,420,221	**13,298,847**
聯營公司權益	21	11,575	**10,969**
其他項目及投資	22	3,000	**3,000**
		13,434,796	**13,312,816**
流動資產			
貿易及其他應收賬款		253	**3,207**
按金及預付款項		2,960	**3,050**
銀行結餘及現金		1,604	**1,571**
		4,817	**7,828**
總資產		13,439,613	**13,320,644**
股東權益及負債			
資本及儲備金			
股本	30	2,189,955	**2,189,955**
儲備金	31	9,172,651	**9,383,722**
		11,362,606	**11,573,677**
非流動負債			
應付附屬公司之款項	33	2,006,317	**1,649,080**
應付聯營公司之款項	34	25,046	**11,376**
		2,031,363	**1,660,456**
流動負債			
貿易及其他應付賬款		21,177	**22,043**
稅項準備		24,467	**64,468**
		45,644	**86,511**
總負債		2,077,007	**1,746,967**
股東權益及負債總額		13,439,613	**13,320,644**

郭展禮
董事

胡文新
董事

綜合權益變動表

截至二零零三年六月三十日止年度

	總權益
	港幣千元
於二零零一年七月一日	13,965,550
投資物業之重估減值	(398,553)
伸算附屬公司、共同控制個體及聯營公司 財務報告表之匯兑差額	2,148
應佔共同控制個體及聯營公司儲備金	(837)
未於綜合收益表中確認之虧損淨額	(397,242)
本年度淨溢利	339,790
已付股息	(113,878)
於二零零二年六月三十日	13,794,220
投資物業之重估減值	(335,049)
伸算附屬公司、共同控制個體及聯營公司 財務報告表之匯兑差額	2,990
應佔共同控制個體及聯營公司儲備金	4,648
未於綜合收益表中確認之虧損淨額	(327,411)
本年度淨溢利	617,863
已付股息	(385,432)
於二零零三年六月三十日	**13,699,240**

綜合現金流量表

截至二零零三年六月三十日止年度

	2002 港幣千元	2003 港幣千元
經營業務		
經營業務溢利	395,657	**494,674**
調整：		
利息收入來自		
一 共同控制個體	(202,157)	**(58,409)**
一 契約廢止及其他銀行存款，貸款及應收款項	(54,018)	**(95,592)**
非上市投資之股息	(467)	**(962)**
物業、機械及設備折舊	7,636	**8,912**
攤銷共同控制個體之投資成本	40,504	**77,271**
一電廠項目之減值虧損回撥	–	**(366,000)**
投資證券之已確認減值虧損	–	**7,540**
所持其他投資之未變現虧損	–	**1,693**
出售物業、機械及設備溢利	(495)	**(6,146)**
回購票據之(溢利)虧損	(620)	**3,509**
營運資金變動前經營現金流動	186,040	**66,490**
存貨之減少	621	**1,108**
貿易及其他應收賬款、按金及預付款項之減少	15,261	**11,979**
貿易及其他應付賬款、租務及其他按金之增加(減少)	18,260	**(45,247)**
就合約工程應收客戶之款項之(增加)減少	(7,407)	**11,604**
就合約工程應付客戶之款項之減少	(19,154)	**(1,256)**
經營活動所產生之現金	193,621	**44,678**
已付香港利得稅	(1,072)	**(2,516)**
已付其他地區稅項	(27,005)	**(14,117)**
退回香港利得稅	2,817	**116**
經營業務產生之現金淨額	168,361	**28,161**
投資業務		
已收利息	6,789	**52,253**
已收股息	21,397	**257,360**
投資物業之增加	(4,379)	**(4,149)**
物業、機械及設備之增加	(9,766)	**(23,056)**
聯營公司權益	(874)	**572**
自聯營公司之墊款	8,149	**2,386**
於共同控制個體之投資及貸款	5,073	**(268,804)**
共同控制個體償還之貸款	6,469,185	**553,387**
其他項目及投資之增加	(42,096)	**(19,748)**
其他項目及投資之償還	–	**281,339**
購入待發展或發展中之物業	(126,322)	**(127,164)**
出售所得淨額		
一 物業、機械及設備	2,203	**13,045**
一 一共同控制個體權益	96,226	**–**
契約廢止存款之(增加)減少	(5,086,602)	**3,349,629**
已抵押銀行存款之減少	–	**2,244**
長期應收款項之(增加)減少	(92,099)	**464,282**
投資業務產生之現金淨額	1,246,884	**4,533,576**

綜合現金流量表(續)

截至二零零三年六月三十日止年度

	2002 港幣千元	2003 港幣千元
融資活動		
已付利息	(575,764)	**(387,921)**
已付貸款安排費用及銀行手續費	(13,478)	**(8,621)**
已付股息		
一 股東	(113,878)	**(385,432)**
一 附屬公司之少數股東	(762)	**(250)**
少數股東投入之資本	–	**5,764**
新增銀行及其他貸款	962,073	**363,558**
償還銀行及其他貸款	(1,621,614)	**(516,704)**
回購票據	(77,380)	**(42,499)**
贖回應付票據	–	**(2,902,341)**
已付提早贖回票據之溢價	–	**(148,745)**
已付保證金	(234,000)	**–**
融資活動所用淨現金	(1,674,803)	**(4,023,191)**
現金及現金等值物之淨額(減少)增加	(259,558)	**538,546**
年初現金及現金等值物	393,794	**145,149**
外幣兑換率變動之影響	10,913	**10,909**
年末現金及現金等值物，		
代表銀行結存及現金	145,149	**694,604**

財務報告表附註

截至二零零三年六月三十日止年度

1. 一般資料

本公司為一間於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司上市。

本集團主要業務為基建項目投資、物業發展及投資、物業代理及管理、酒店營運及管理、餐館營運及食品經營、建築及項目管理。

2. 採納會計實務準則

於本年度內，本集團首次採納數項由香港會計師公會(「會計師公會」)頒佈之新增及經修訂之會計實務準則(「會計實務準則」)，因此採用以下新增及經修訂之會計政策。採用該等會計準則導致改變現金流量表之表列格式及引入權益變動表，但對本期及前期業績並無重大影響。

外幣換算

經修訂之會計準則第11條－*外幣換算*，取消了以往集團採用按結算日之匯率換算海外附屬公司，共同控制個體及聯營公司之收益表，改為以平均匯率作為換算。是項會計政策改變對本期及前期業績並無重大影響。

現金流量表

於本年度內，本集團採納會計實務準則第15條(經修訂)－*現金流量表*。根據會計準則第15條(經修訂)，現金流量分為經營、投資及融資三個類目，而非以往之五個類目。以往呈列於個別類目之已收利息、融資費用及已付利息及已付或已收股息現在分類為投資或融資產生的現金流量。稅項產生的現金流量現列作經營業務，若該等現金流量能個別介定為投資或融資活動則除外。比較數字已經重列，以符合本年度之呈現方式。

僱員福利

於本年度內，本集團採納會計實務準則第34條－*僱員福利*，引入僱員福利之計算準則，包括退休福利計劃。由於本集團只參於界定供款之退休福利計劃，採納會計準則第34條對財務報告表並無重大影響。

3. 主要會計政策

本財務報告表按歷史成本方法而編制，並就投資物業及證券投資價值重估作出修訂。

本財務報告表乃根據香港普遍採納之會計原則而編制。主要會計政策載列如下：

綜合賬目之基準

綜合賬目包括每年截至六月三十日止本公司及其附屬公司之財務報告表。

年內收購或出售之附屬公司、共同控制個體及聯營公司之業績均由收購之有效日期起或計至出售之有效日期止適當地計入綜合收益表內。

所有在本集團內各公司間之重要交易及結餘已在綜合賬目內撇銷。

商譽／負商譽

綜合賬目時產生之商譽／負商譽，指收購代價高於／低於本集團估收購當日附屬公司、共同控制個體或聯營公司之個別資產與負債之公平價值之差額。

因收購而產生之商譽撥充資本，並以直線法按其估計可使用年期攤銷。因收購附屬公司而產生之商譽在資產負債表獨立呈列。因收購共同控制個體或聯營公司而產生之商譽則計入個別之賬面值。

因收購而產生之負商譽均列作資產減項呈報，並按照產生有關商譽情況之分析撥入收益。

倘出現負商譽乃由於在收購之日預計將有虧損或開支，則該負商譽將於有關虧損或開支出現之年度撥入收益。其餘負商譽則按個別所收購而可折舊之資產之平均剩餘可使用年期以直線法計入收益。超過個別所收購非貨幣資產公平價值之負商譽一律即時計入收益。

因收購附屬公司而產生之負商譽列作資產減項在資產負債表中個別呈列。因收購共同控制個體或聯營公司而產生之負商譽則自該共同控制個體或聯營公司之賬面值扣除。

附屬公司

於本公司之資產負債表內，附屬公司之投資乃按成本減任何被確認減值虧損入賬。

3. 主要會計政策(續)

共同控制個體

合營企業乃一項合約性安排，根據安排，本集團與其他各方共同經營一項各方共同控制的商業業務，惟參與各方概無任何一方可單獨控制該項業務。任何涉及成立一間企業，各經營者均擁有權益的獨立企業的合營安排乃列為共同控制個體。

綜合收益表包括本年度本集團應佔共同控制個體之收購後業績。於綜合資產負債表內，於共同控制個體之投資按成本值減攤銷及任何被確認減值，及本集團應佔共同控制個體收購後未分派之儲備。投資於共同控制個體之成本包括已投入之資本，本集團已支出之發展費用，資本化之財務費用，並扣除於項目發展期間按本集團於該共同控制個體所佔權益之基準所延遞之墊款利息收入。

未為共同控制個體承擔之投資成本乃按共同控制個體折舊其項目成本之政策，由該項目之營運日開始於合作期間攤銷。

本集團與其共同控制個體進行交易時，未實現的損益乃按本集團於有關共同控制個體所佔之權益沖銷，惟可證實已轉讓資產耗損之未實現虧損則除外。

聯營公司

綜合收益表包括本集團應佔其聯營公司於收購後按結算日前不多於六個月之財務報告表之業績而計算。於聯營公司之權益乃按本集團應佔其資產淨值計入綜合資產負債表。

本集團與其聯營公司進行交易時，未實現之損益乃按本集團於有關聯營公司所佔之權益沖銷，惟可證實已轉讓資產減值之未實現虧損則除外。

於本公司之資產負債表內，於聯營公司之投資乃按成本值減任何被確認減值虧損入賬。

其他項目及投資

於發展期間，就投資基建項目之特許權條款下而產生之發展費用，以成本值扣除任何被確認減值虧損入賬。發展費用包括建築成本、其他有關成本及相關借貸成本。

其他發展中項目以成本值扣除任何被確認減值虧損入賬。成本值包括發展費用，其他相關支出及資本化借貸成本(如適當)。

3. 主要會計政策(續)

其他項目及投資(續)

投資證券指被確認作為長期持有之證券，按其成本減任何被確認減值虧損入賬。

其他投資，包括上市股本投資，乃按其市值入賬，未變現之溢利及虧損於年度淨溢利或虧損中入賬。

投資物業

投資物業乃完成興建之物業，並因其投資潛力而持有，而有關租金收入是在正常交易下議定。

投資物業乃於結算日根據獨立專業評估之公開市值入賬。重估投資物業而產生之任何價值增減乃計入投資物業重估儲備金或自該儲備金中扣除，除非該儲備金之結餘不足以彌補重估值減少，在此情況下，超出投資物業重估儲備金結餘之重估值減少則計入收益表內。當減少於收益表中扣除，及後產生重估增值，則該等增值將按已從收益表中扣除之數額為限計入收益表中。

在出售投資物業時，該物業應佔之投資物業重估儲備金結餘將撥入收益表內。

投資物業契約之尚餘期限若不少於二十年，則不予折舊。

物業、機械及設備

物業、機械及設備按成本減折舊(如適當)及任何被確認減值虧損入賬。出售或棄置資產所得溢利或虧損為出售資產所得款項及資產賬面值之差額，並在收益表中確認。

本集團一向維持其酒店物業持續處於良好維修及保養狀態，並不時作出改善，致令酒店物業的剩餘價值至少與其賬面值相等，故董事認為無需為酒店物業計提折舊。維修及保養費用則於產生時自收益表中扣除。

已終止發展之發電廠不予折舊。

其他物業、機械及設備則按該等資產全面投入運作之日起估計可用年期並計入其估計剩餘價值後，以直線法撇銷資產之成本值，詳情如下：

資產類別	**估計可用年期**
契約土地	按土地契約年期
房產	50年或土地契約剩餘年期之較短者
其他資產	3至10年

3. 主要會計政策(續)

發展物業

待發展或發展中之物業乃按成本扣除被確認減值虧損入賬。此等物業之成本值包括地價、發展費用和其他有關成本開支，以及(如適當)資本化借貸成本。

存貨

存貨乃按成本或可變現淨值兩者較低值入賬。成本按先進先出法計算。

持作出售之物業

持作出售之物業乃按成本值(指土地成本及發展費用)及可變現淨值之較低者入賬。

減值

於每個結算日，本集團會對資產的賬面值進行核查，以確定是否有跡象顯示該等資產已發生減值損失。如估計資產之可收回數額低於其賬面值，則將該資產之賬面值減低至其可收回數額，減值損失即時確認為一項費用，除非有關之資產乃根據另一會計準則以重估值入賬，此減值則按此會計準則被視為重估減值。

假若減值虧損於其後撥回，該資產之賬面值增加至其可收回數額之重新估計值，惟增加後之賬面值不能超過該資產過往年度已確認為無減值損失之賬面值。減值損失之撥回即時確認為收入。除非有關之資產乃根據另一會計準則以重估值入賬，此其後撥回之減值損失則按此會計準則被視為重估增值。

在建工程合約

如可肯定估計建築工程合約之結果，合約成本乃參考於結算日完成合約項目之階段，並按已產生之成本佔合約之估計成本總額之比例計算，在收益表中扣除。

如無法肯定建築工程合約之結果，則合約成本於其產生之期間確認為支出。

倘合約成本總額有可能超出合約收益總額，則預計之虧損即時確認為支出。

如合約包括多項資產，而每項資產已獨立提交計劃、分別進行磋商、成本及收益均可獨立確定，則興建每項資產會被視為一份獨立合約。整批合約(同時或連續履行)於洽商時當作單一計劃，且相互間關係密切，以致構成一項帶來整體邊際利潤之單一項目，則被視為一份單一建築工程合約處理。

3. 主要會計政策(續)

在建工程合約(續)

倘工程產生之合約成本加確認溢利減虧損超逾工程之進度款，該盈餘以就合約工程應收客戶之款項列賬。若工程之進度款超逾其產生之合約成本加確認溢利減虧損，該盈餘以就合約工程應付客戶之款項列賬。在資產負債表上，有關工程進行前已收數額於資產負債表以負債之預收款處理。已履行之工程但尚未收取之已開賬單之工程款於資產負債表內列作貿易及其他應收款。

營業租賃

營業租賃指其資產擁有權之絕大部分風險及利益實歸予租賃人之租約，有關營業租賃之應付(應收)租金則分別按其租賃之年期按直線法扣除(計入)收益表內。

外幣

以港幣以外之貨幣為單位之交易先按交易日之兌換率入賬。此等貨幣為單位之資產及負債其後再按結算日之兌換率伸算。匯兌收益及虧損乃撥入當期淨溢利或虧損處理。

於編制綜合賬目時，於香港以外之資產及負債乃按結算日之兌換率伸算。收入及支出等項目乃按期內之平均兌換率伸算。有關之匯兌差額乃撥入集團之匯兌換算儲備金並歸類為股東權益，此匯兌差額於出售有關業務時被確認為當期之收入或支出。

稅項

稅項乃根據年內業績計算，並已就不必課稅或不獲寬減項目作出調整。若干收入和開支項目在稅務上和財務報告表內的確認時間有所不同，遂產生時間差異。因時間差異所引起之稅務影響，若於可見將來成為負債或資產，則按負債法作出準備，於財務報告表內確認為遞延稅項。

應付票據

無抵押之應付票據乃分開披露並視為負債。發行票據支出指發行票據之折讓及直接與發行票據有關之費用乃按照該票據之年期攤銷，令每期之支出與票據賬面值有一固定比率。

集團若於到期日前回購任何票據而獲得任何溢利或虧損(即購入價與回購票據之本金及未清償之利息及有關之未攤銷發行票據支出)將計入收益表內。集團於應付票據之負債乃按扣除回購票據本金列出。

3. 主要會計政策(續)

借貸成本資本化

為購買、建造或生產合資格資產，其直接應計之借貸成本，包括項目融資成本，均資本化作為此等資產成本之一部分。當該等資產大致上已完成作其預計用途或銷售時，該等借貸成本便停止資本化。

項目融資成本指擬定直接用於發展及建設可行之項目之貸款融資成本，包括安排費用、法律費用及其他有關成本，此等融資成本乃遞延及按貸款條款攤銷。

所有其餘借貸成本於發生時均確認為當期費用。

退休福利費用

界定供款退休福利計劃之供款於到期日確認為支出項目扣除。

收入確認

物業租賃

有關營業租約物業之租金收入按有關租約年期以直線法基準確認。

物業代理及管理

物業代理及管理服務之收入在提供有關服務時確認。

酒店營運及管理

酒店營運及管理之收入在提供有關服務時予以確認。

餐館營運及食品經營

餐館營運及食品經營之收入在運送貨物後及提供有關服務時確認。

建築及項目管理

當某項建造合約的成果能可靠地估計時，固定價格之建築合約之收入確認，乃以百份比完成法，按每項合約已產生成本及其估計全部成本之比例計算。合約工程更改，索償及獎金之計入以得客戶同意之數額為限。

當某項建造合約的成果能可靠地估計時，成本加值之合約之收入確認，乃以當期已產生之可收回成本加可賺取之收費，按已產生成本及估計全部合約成本之比例計算。

當某項建造合約的成果不能可靠地估計時，惟已產生而能收回的合約成本，才確認為收入。

項目管理之收益，於提供有關服務及收取該費用之權利成立時予以確認。

3. 主要會計政策 *(續)*

收入確認 *(續)*

利息收入
銀行存款、貸款予從事基建項目投資之共同控制個體及應收貸款之利息收入乃經參考剩餘本金並按時間基準及適用利率確認。

股息收入
投資之股息收入乃於本集團獲派股息之權利確立時確認。

出售投資項目
出售投資項目所得收入於有關出售合約成為無條件時確認。

4. 營業額

營業額包括來自基建項目投資、物業租賃、代理及管理,酒店營運及管理,餐館營運及食品經營,及建築及項目管理收入,其分析如下:

	2002 *港幣千元*	***2003*** ***港幣千元***
基建項目投資	222,738	**74,277**
物業租賃、代理及管理	354,176	**328,287**
酒店營運及管理	132,893	**115,481**
餐館營運及食品經營	116,784	**109,449**
建築及項目管理	276,515	**171,683**
其他業務	29,377	**–**
	1,132,483	**799,177**

附註: 上述基建項目投資之營業額包括來自共同控制個體之利息收入約港幣58,000,000元(二零零二年:港幣202,000,000元)。

5. 業務及地區之分部資料

業務之分部

本集團用以劃分作首要分類呈報之業務如下：

基建項目投資 — 公路基建項目投資

物業投資 — 物業租賃，代理及管理

酒店營運 — 酒店營運及管理

餐館及食品經營 — 餐館營運及食品經營

建築 — 建築及項目管理

本集團各業務之分部資料分析如下。

分部營業額
截至二零零三年六月三十日止年度

	2002			2003		
	對外 港幣千元	集團分部間之收入 港幣千元	總額 港幣千元	**對外 港幣千元**	**集團分部間之收入 港幣千元**	**總額 港幣千元**
基建項目投資	222,738	–	222,738	**74,277**	**–**	**74,277**
物業投資	354,176	22,402	376,578	**328,287**	**21,435**	**349,722**
酒店營運	132,893	446	133,339	**115,481**	**223**	**115,704**
餐館及食品經營	116,784	1,255	118,039	**109,449**	**1,042**	**110,491**
建築	276,515	4,289	280,804	**171,683**	**4,694**	**176,377**
其他業務	29,377	–	29,377	**–**	**–**	**–**
扣除	–	(28,392)	(28,392)	**–**	**(27,394)**	**(27,394)**
營業額	1,132,483	–	1,132,483	**799,177**	**–**	**799,177**

集團分部間之收入的價格是由管理層參考市場價格釐定。

5. 業務及地區之分部資料 *(續)*

業務之分部 *(續)*

分部營業額
截至二零零三年六月三十日止年度

	2002 本公司及附屬公司 港幣千元	2002 共同控制個體 港幣千元	2002 聯營公司 港幣千元	2002 總額 港幣千元	2003 本公司及附屬公司 港幣千元	2003 共同控制個體 港幣千元	2003 聯營公司 港幣千元	2003 總額 港幣千元
基建項目投資	161,153	515,594	–	676,747	**(25,579)**	**661,334**	**–**	**635,755**
物業投資	229,700	–	3,992	233,692	**205,548**	**6,861**	**4,205**	**216,614**
酒店營運	16,991	–	9,407	26,398	**7,255**	**–**	**13,623**	**20,878**
餐館及食品經營	876	–	–	876	**(1,966)**	**–**	**–**	**(1,966)**
建築	(26,651)	–	3,732	(22,919)	**(33,886)**	**–**	**(6)**	**(33,892)**
其他業務	17,046	(1,674)	26,687	42,059	**(28,786)**	**19,779**	**4,158**	**(4,849)**
來自營運之分部業績	399,115	513,920	43,818	956,853	**122,586**	**687,974**	**21,980**	**832,540**

截至二零零三年六月三十日止年度

	2002 港幣千元	2003 港幣千元
分部業績		
本公司及附屬公司		
一營運	399,115	**122,586**
一一電廠項目之減值虧損撥回	–	**366,000**
	399,115	**488,586**
利息及其他收入	54,640	**97,531**
未分配之企業及其他費用	(58,098)	**(91,443)**
經營業務溢利	395,657	**494,674**
出售一共同控制個體權益之溢利	191,385	**–**
財務成本	(781,836)	**(372,187)**
應佔其業績		
共同控制個體	513,920	**687,974**
聯營公司	43,818	**21,980**
除税前溢利	362,944	**832,441**
税項	(13,355)	**(115,459)**
未計少數股東權益前溢利	349,589	**716,982**
少數股東權益	(9,799)	**(99,119)**
本年度淨溢利	339,790	**617,863**

5. 業務及地區之分部資料(續)

業務之分部(續)

資產及負債
於二零零三年六月三十日

	綜合資產				
	本公司及附屬公司 港幣千元	共同控制個體權益 港幣千元	聯營公司權益 港幣千元	總額 港幣千元	綜合負債總額 港幣千元
基建項目投資	185,238	7,801,489	10,566	7,997,293	30,906
物業投資	5,685,649	–	30,193	5,715,842	108,527
酒店營運	657,395	3,628	37,433	698,456	29,953
餐館及食品經營	18,344	–	–	18,344	8,985
建築	65,526	–	7,336	72,862	137,245
其他業務(附註)	2,071,788	443,494	–	2,515,282	775,545
分部資產/負債	8,683,940	8,248,611	85,528	17,018,079	1,091,161
契約廢止之存款				1,736,973	–
無抵押之應付票據				–	1,467,267
其他資產/負債				1,115,437	3,487,720
				19,870,489	6,046,148

5. 業務及地區之分部資料 (續)

業務之分部 (續)

資產及負債 (續)
於二零零二年六月三十日

	綜合資產				
	本公司及附屬公司 港幣千元	共同控制個體權益 港幣千元	聯營公司權益 港幣千元	總額 港幣千元	綜合負債總額 港幣千元
基建項目投資	457,361	7,752,946	10,671	8,220,978	22,351
物業投資	6,019,283	–	29,540	6,048,823	102,184
酒店營運	636,710	–	40,686	677,396	25,831
餐館及食品經營	21,225	–	–	21,225	10,223
建築	137,037	–	10,560	147,597	222,633
其他業務 (附註)	1,534,865	435,517	342	1,970,724	712,077
分部資產/負債	8,806,481	8,188,463	91,799	17,086,743	1,095,299
契約廢止之存款				5,086,602	–
無抵押之應付票據				–	4,501,724
其他資產/負債				951,682	3,713,316
				23,125,027	9,310,339

附註: 上述其他業務之資產及負債包括本集團已暫時終止之海外基建項目為數分別約港幣1,209,000,000元 (二零零二年:港幣848,000,000元) 及港幣722,000,000元 (二零零二年:港元693,000,000元)。

於結算日,本集團之總資產減流動負債及本集團之流動負債淨值分別為港幣17,699,161,000元 (二零零二年:港幣18,210,616,000元) 及港幣929,901,000元 (二零零二年:港幣876,738,000元)。

5. 業務及地區之分部資料 *(續)*

業務之分部 *(續)*

其他資料

	2002 資本性開支之增加 港幣千元	2002 折舊及攤銷 港幣千元	2002 其他非現金開支 港幣千元	2003 資本性開支之增加 港幣千元	2003 折舊及攤銷 港幣千元	2003 其他非現金開支 港幣千元
基建項目投資	221	40,599	–	**159**	**77,415**	**–**
物業投資	7,142	2,973	1,372	**12,180**	**2,749**	**208**
酒店營運	2,388	418	410	**11,483**	**1,701**	**120**
餐館及食品經營	3,260	1,700	96	**1,052**	**1,443**	**160**
建築	693	1,197	18	**944**	**834**	**–**

地區之分部

本集團之物業投資、酒店營運、餐館及食品經營及建築業務皆於香港運作。所有基建項目投資皆位於中華人民共和國其他地區(「中國」)。本集團營業額按地區分佈分析如下：

	營業額 2002 港幣千元	營業額 2003 港幣千元
香港	881,345	**719,518**
中國	251,138	**79,659**
	1,132,483	**799,177**

5. 業務及地區之分部資料 *(續)*

地區之分部 *(續)*

按所在地區劃分之分部資產賬面值及投資物業與物業、機械及設備增加之分析如下：

	資產賬面值		投資物業與物業、機械及設備之增加	
	2002 港幣千元	**2003 港幣千元**	2002 港幣千元	**2003 港幣千元**
香港	7,459,735	**7,106,788**	14,145	**25,382**
中國	9,452,082	**9,473,584**	–	**1,823**
印尼	752,296	**1,148,593**	–	**–**
美國	5,133,831	**1,823,853**	–	**–**
馬爾他共和國	150,450	**159,716**	–	**–**
其他地區	176,633	**157,955**	–	**–**
	23,125,027	**19,870,489**	14,145	**27,205**

6. 其他營運收入

	2002 港幣千元	**2003 港幣千元**
其他營運收入包括以下各項：		
來自契約廢止存款，其他銀行存款，貸款及應收賬款之利息	54,018	**95,592**
非上市投資之股息	467	**962**
回購票據之溢利	620	**–**

7. 其他營運費用

	2002 港幣千元	2003 港幣千元
投資於共同控制個體之成本攤銷	40,504	**77,271**
慈善捐款	–	**20,288**
投資證券之已確認減值虧損	–	**7,540**
所持其他投資之未變現虧損	–	**1,693**
回購票據之虧損	–	**3,509**
	40,504	**110,301**

8. 一電廠項目之減值虧損回撥

根據一附屬公司，P.T. Hi Power Tubanan 1(「HIPT」)與住友商事集團公司(「買方」)所簽訂之傘型收購協議，HIPT同意以總現金代價美金306,200,000元出售Tanjung Jati B發電廠之有關機械及其他資產予買方。該代價須於交割日期(即有關的出售協議均已變成無條件及已根據由買方訂立的貸款協議作出首次提款的日期)計起39個月分期支付。本出售交易於結算日後完成，本集團於二零零三年八月五日已收取及確認首期款項美金144,500,000元。惟因買方訂立之貸款協議及融資租約規定下，某些事件的發生，包括但不限於就該發電廠之建造產生重大不利結果的不可抗力事件，可引致貸款人取消予買方的項目貸款信貸額，因而對集團分期收取餘下之款項美金161,700,000元之最終收取數額及時間存在重要影響，因此本集團不會確認該餘下分期款項直至該等款項已獲收取。經參考於結算日後回收之款項(即已收之首期金額)，於本年度撥回往年就該電廠成本已作出之減值虧損準備達港幣366,000,000元。

9. 經營業務溢利

	2002 港幣千元	2003 港幣千元
經營業務溢利已扣除(計入)下列各項:		
核數師酬金	4,328	**4,497**
物業、機械及設備之折舊	7,636	**8,912**
應收貿易賬款呆賬準備	1,896	**488**
營業租賃之物業租金支出	624	**1,025**
員工成本(包括董事酬金)	206,815	**199,045**
匯兑虧損淨額	65	**1,700**
營業租賃下物業之租金收入扣除支出港幣118,153,000元(二零零二年:港幣112,590,000元)	(234,842)	**(202,484)**

10. 出售一共同控制個體權益之溢利

上年度之溢利來自出售一共同控制個體,深圳皇和房地產開發有限公司之權益。該共同控制個體經營於中國深圳皇崗之一物業發展項目。

11. 財務成本

	2002 港幣千元	2003 港幣千元
利息:		
銀行貸款及透支	124,911	**87,651**
須於五年內全數償還之票據	447,178	**186,498**
須於五年內全數償還之其他貸款	33,021	**39,410**
利息總額	605,110	**313,559**
減:已撥作基建項目成本數額	(6,000)	**(6,000)**
	599,110	**307,559**
其他財務成本		
提早贖回票據之溢價	112,528	**36,217**
發行票據支出之攤銷	56,720	**19,790**
貸款安排費用及銀行手續費	13,478	**8,621**
	182,726	**64,628**
	781,836	**372,187**

12. 稅項

	2002 港幣千元	2003 港幣千元
稅項已計入(扣除)下列各項：		
本公司及附屬公司		
香港利得稅		
本年度準備	(2,644)	**(18,704)**
前期準備不足	–	**(30,000)**
	(2,644)	**(48,704)**
其他地區稅項		
本年度準備	(23,168)	**(792)**
前期超額準備	83,712	**–**
	57,900	**(49,496)**
共同控制個體		
其他地區稅項	(7,194)	**(8,734)**
遞延稅項	(54,900)	**(49,000)**
	(62,094)	**(57,734)**
聯營公司		
香港利得稅	(864)	**(810)**
其他地區稅項	(8,297)	**(7,419)**
	(9,161)	**(8,229)**
	(13,355)	**(115,459)**

香港利得稅乃以本年度估計之應課稅溢利按17.5%(二零零二年：16%)計算。本集團於其他地區經營之稅項乃按該國所訂之稅率計算。

上年度其他地區稅項所產生之超額準備是由於本集團向一共同控制個體提供的貸款之利息收入所須繳付預提中國所得稅而作出的稅項準備，因該共同控制個體之一合夥人落實同意承擔，而於上年度全數撥回。

由於出售投資物業所產生之溢利或虧損無須課稅，故並無就該等資產重估之增加或減少作出任何遞延稅項撥備。因此，就遞延稅項而言，估值增減並不構成時差。

因並無存在重大時間差異，本集團並無於財務報告表中確認遞延稅項。

13. 股息

	2002 港幣千元	2003 港幣千元
已派股息		
中期：每股港幣7仙(二零零二年：每股港幣6仙)	52,559	**61,319**
擬派股息		
末期：每股港幣18仙(二零零二年：每股港幣7仙)	61,319	**157,677**
特別：無(二零零二年：每股港幣30仙)	262,794	**–**
	376,672	**218,996**

董事建議派發之末期股息每股港幣18仙(二零零二年：末期股息及特別股息分別為每股港幣7仙及港幣30仙)，尚待週年大會由股東批准通過。

14. 每股溢利

每股基本溢利乃根據本年度淨溢利港幣617,863,000元(二零零二年：港幣339,790,000元)，並按年內已發行之875,982,121股(二零零二年：875,982,121股)普通股計算。

兩年度之每股攤薄溢利並未列述，乃由於本公司所授出之認股權的行使價較年內平均市場價格為高。

15. 董事酬金及最高薪酬人士

(a) 董事酬金

	集團 2002 港幣千元	集團 2003 港幣千元
董事袍金	480	**488**
底薪、津貼及其他實物福利	12,851	**13,958**
業績表現獎金	960	**400**
強積金之供款	56	**68**
	14,347	**14,914**

15. 董事酬金及最高薪酬人士 (續)

(a) 董事酬金 (續)

屬於下列酬金組別之董事數目分列如下：

	2002 董事人數	2003 董事人數
港元		
無－1,000,000	7	**8**
1,000,001－1,500,000	4	**3**
1,500,001－2,000,000	5	**4**
3,000,001－3,500,000	–	**1**

除已包括於上表所付及應付予獨立非執行董事之袍金港幣129,000元(二零零二年：港幣150,000元)外，並沒有其他已付或應付酬金予該等董事。

(b) 最高薪酬人士

本集團五名最高薪酬人士為本公司之董事，該五名人士之本年度酬金分析如下：

	集團	
	2002 港幣千元	2003 港幣千元
董事袍金	110	**190**
底薪、津貼及其他實物福利	8,313	**9,609**
業績表現獎金	810	**400**
強積金之供款	50	**48**
	9,283	**10,247**

屬於下列五名人士之酬金組別分列如下：

	2002 董事人數	2003 董事人數
港元		
1,500,001－2,000,000	4	**4**
2,000,001－2,500,000	1	**–**
3,000,001－3,500,000	–	**1**

16. 投資物業

	集團 2002 港幣千元	集團 2003 港幣千元
投資物業按估值		
於年初	6,384,800	**5,986,300**
年內增加	4,379	**4,149**
建築成本調整	(4,326)	**–**
重估減少	(398,553)	**(335,049)**
於年末	5,986,300	**5,655,400**

本集團投資物業賬面淨值包括：

	2002 港幣千元	2003 港幣千元
香港土地及樓宇		
長期契約	3,017,000	**2,821,000**
中期契約	2,969,300	**2,834,400**
	5,986,300	**5,655,400**

本集團於二零零三年六月三十日持有之投資物業，乃根據一間獨立專業物業估值公司第一太平戴維斯(香港)有限公司以當日之公開市值作出重估，重估之減少已計入投資物業重估儲備金內(附註31)。

17. 物業、機械及設備

	土地及樓宇		發電廠		
	酒店物業 港幣千元	其他物業 港幣千元	(附註b) 港幣千元	其他資產 港幣千元	總值 港幣千元
集團					
按成本值					
於二零零二年七月一日	474,872	31,094	2,303,407	319,566	3,128,939
增加	–	–	–	23,056	23,056
出售	–	(2,593)	–	(64,796)	(67,389)
於二零零三年六月三十日	**474,872**	**28,501**	**2,303,407**	**277,826**	**3,084,606**
折舊及減值					
於二零零二年七月一日	–	8,136	1,703,348	298,048	2,009,532
本年度提撥	–	535	–	8,377	8,912
減值虧損回撥(附註8)	–	–	(366,000)	–	(366,000)
出售時撇除	–	(141)	–	(60,349)	(60,490)
於二零零三年六月三十日	–	**8,530**	**1,337,348**	**246,076**	**1,591,954**
賬面淨值					
於二零零三年六月三十日	**474,872**	**19,971**	**966,059**	**31,750**	**1,492,652**
於二零零二年六月三十日	474,872	22,958	600,059	21,518	1,119,407

附註：

(a) 本集團之土地及樓宇位於香港，並以中期契約持有。

(b) 在印尼共和國中爪哇之Tanjung Jati B發電廠項目自一九九八年暫時終止，該發電廠之成本值包括支付以中期契約在印尼持有之土地約港幣146,000,000元(二零零二年：港幣146,000,000元)。本集團已簽訂出售電廠協議，資料詳列於附註8。

18. 附屬公司權益

	公司	
	2002 港幣千元	2003 港幣千元
非上市股份		
按成本值扣除減值準備	147,162	**14,789**
按一九七二年董事之估值減已撇銷數額	12,245	**3,245**
	159,407	**18,034**
應收附屬公司之款項扣除減值準備	13,260,814	**13,280,813**
	13,420,221	**13,298,847**

主要附屬公司之資料詳列於附註40。

19. 待發展或發展中之物業

	集團	
	2002 港幣千元	2003 港幣千元
按成本值		
於年初	952,571	**1,122,491**
年內增加	169,920	**185,845**
於年末	1,122,491	**1,308,336**
減值虧損		
於年初及於年末	(290,000)	**(290,000)**
賬面淨值	832,491	**1,018,336**

待發展或發展中之物業成本包括已撥作成本之利息淨額共港幣78,900,000元(二零零二年:港幣76,300,000元)。

20. 共同控制個體權益

	集團 2002 港幣千元	集團 2003 港幣千元
在中國之公路及物業項目		
非上市投資，按成本值	5,359,509	**5,394,755**
應佔收購後之儲備	659,339	**974,766**
貸款予共同控制個體	1,898,214	**1,673,355**
減：累積攤銷	(164,116)	**(241,387)**
	7,752,946	**7,801,489**
在澳門之物業發展項目		
非上市投資，按成本值	4,850	**4,850**
應佔收購後之儲備	(43,585)	**(23,806)**
貸款予一共同控制個體	474,252	**462,450**
	435,517	**443,494**
其他非上市投資，按成本值	–	**3,628**
	8,188,463	**8,248,611**
減：列於流動資產內一年內到期之貸款(附註27)	(53,474)	**(41,321)**
	8,134,989	**8,207,290**

附註：

於結算日時，主要共同控制個體之資料詳列如下：

(a) **廣東省高速公路項目**
一附屬公司，合和中國發展(高速公路)有限公司，與廣東省公路建設公司達成合營企業合同及補充協議，由一間成立於中國名為廣深珠高速公路有限公司(「廣深高速公路合營企業」)之合營企業公司負責分三期進行興建、經營及管理位於中國廣東省之廣深珠高速公路(「高速公路」)項目。每期項目發展之合作期均為三十年，由每期所興建之公路正式通車日起計算。於合作期屆滿，廣深高速公路合營企業於每期之所有不可移動資產及設備，將在無補償下撥歸中方合夥人所有。

20. 共同控制個體權益(續)

(a) **廣東省高速公路項目**(續)
高速公路第一期(「廣深高速公路」)

本集團享有廣深高速公路之公路經營溢利分佔比率，由營運期首十年為50%，其後十年為48%，最後十年為45%。由廣深高速公路完工日起計三十年期間，本集團有權分佔來自公路沿線及路段下之商業中心及店鋪空間之租金及其他收入經扣除營運及財務支出後之80%。

廣深珠高速公路合營企業亦獲授發展權，發展若干位於廣深高速公路立交內之土地，作為出售或出租，並獲豁免若干土地之地價。該等安排之詳細條款正待作出最終決議。

本集團向廣深珠高速公路合營企業投入之注冊資本及墊支款額合共約港幣733,000,000元(二零零二年：港幣1,085,000,000元)，該款項並無抵押，利息以商業借貸利率計算及由該合營企業日常業務產生之淨現金盈餘支付還款。此廣深高速公路已於一九九七年七月正式通車。

廣深珠高速公路合營企業之財務資料如下：

營運業績

	截至六月三十日止年度	
	2002 人民幣千元	**2003 人民幣千元**
營業額	1,892,137	**2,109,310**
折舊	148,044	**218,249**
日常業務除税前溢利	1,018,010	**1,273,295**
本集團所佔日常業務除税前溢利	509,005	**636,648**

資產及負債

	於六月三十日結算	
	2002 人民幣千元	**2003 人民幣千元**
非流動資產		
收費公路及其他資產	11,452,574	**11,358,017**
非流動負債		
合營企業合夥人貸款	(468,162)	**(94,097)**
銀行貸款	(8,508,180)	**(7,912,608)**
其他遠期負債	(458,576)	**(375,228)**
由一合營企業合夥人投入之注冊資本	(742,646)	**(745,223)**
流動資產	412,711	**392,233**
流動負債	(465,605)	**(1,091,590)**

20. 共同控制個體權益(續)

(a) 廣東省高速公路項目(續)
高速公路第二期與第三期

該高速公路第二期及第三期(「珠江三角洲西岸幹道」)之發展權及權益在不須支付任何金額下轉予另一附屬公司，合和廣珠高速公路發展有限公司。集團於珠江三角洲西岸幹道之投資已重新歸類為其他項目及投資(附註22(b))。

(b) 廣州環城公路項目
一附屬公司，合和環穗公路(香港)有限公司，與一中方合夥人簽訂一合營企業合同，由一間成立於中國名為廣州東南西環高速公路有限公司(「環城公路合營企業」)之合營企業公司負責興建、經營及管理廣州東南西環高速公路。合和環穗公路(香港)有限公司的權利和義務已轉讓予本集團另一附屬公司合和環穗公路有限公司(「合和環穗」)。合和環穗與長江基建集團有限公司之一附屬公司長建環穗公路有限公司(「長建環穗」)及中方夥伴已簽訂協議，根據該等協議，合和環穗、長建環穗及中方夥伴已同意投入資金作為興建廣州東南西環高速公路。該公路合作期由二零零二年一月起為期約三十年。

本集團享有廣州環城公路合營企業之淨現金盈餘，首十年為45%，其後十年減至37.5%，餘下十年之合營期則減至32.5%。於合作期屆滿，環城公路合營企業之所有不可移動資產及設備將於無補償下撥歸中方合夥人所有。該公路已於二零零二年一月正式通車。

本集團墊支予環城公路合營企業約為港幣922,000,000元(二零零二年：港幣957,000,000元)。該款項為無抵押、免息及由該合營企業日常業務產生之淨現金盈餘支付還款。

(c) 順德市公路及橋樑系統項目
一附屬公司，合和順德道路有限公司(「合順」)與一中方合夥人已簽訂合營企業合同，由一間成立於中國名為順德市順合公路建設有限公司(「順德順合」)之合營企業公司負責興建及經營位於中國順德之一項公路及橋樑系統。合作期由一九九三年八月二十三日起計為期三十三年，包括三年建設期及三十年營運期。本集團可分佔順德順合經償還貸款及歸還注冊資本後之25%經營盈餘。該公路及橋樑系統已於一九九六年八月正式通車。

(d) 順德105國道項目
一附屬公司，合和順德105公路有限公司，與中方夥伴簽訂合營企業合同，由一間成立於中國名為順德市順大公路有限公司(「順德順大」)之合營企業公司負責順德105公路之擴建及改造工程。合作期由一九九七年十二月三十一日起為期二十八年，包括三年建設期及二十五年營運期。本集團有權分佔順德順大經償還貸款及歸還注冊資本後之30%經營盈餘。該公路已於二零零一年一月正式通車。

(e) 澳門物業發展項目
此項投資乃指本集團持有氹仔新城市發展有限公司(「氹仔新城」)之50%權益，其為一在澳門成立及運作之有限公司，主要業務為物業發展。本集團已墊支予氹仔新城合共約港幣462,000,000元(二零零二年：港幣474,000,000元)，該墊款為無抵押及固定還款期，以商業貸款利率計算利息至二零零一年十二月三十一日，該日後此款額並不計算利息。

21. 聯營公司權益

	集團	
	2002 港幣千元	2003 港幣千元
應佔資產淨值	92,053	**71,309**
應收聯營公司之款項	6,292	**6,214**
	98,345	**77,523**

	公司	
	2002 港幣千元	2003 港幣千元
非上市股份及投資，按成本值	7,939	**5,194**
減：被確認之減值虧損	(2,250)	**–**
應收聯營公司之款項	5,886	**5,775**
	11,575	**10,969**

主要聯營公司之資料詳列於附註41。

22. 其他項目及投資

	集團		公司	
	2002 港幣千元	**2003** **港幣千元**	2002 港幣千元	**2003** **港幣千元**
BERTS特許權(附註a)				
發展費用，按成本值	5,313,000	**5,313,000**	–	–
減：已確認之減值虧損	(5,313,000)	**(5,313,000)**	–	–
	–	–	–	–
其他發展中項目，按成本值(附註b)	454,913	**181,637**	–	–
投資證券				
非上市股本投資，按成本值	131,008	**119,765**	3,000	**3,000**
減：已確認之減值虧損	(90,951)	**(98,491)**	–	–
	40,057	**21,274**	3,000	**3,000**
其他投資				
香港上市之股本證券，按市值	–	**18,055**	–	–
	494,970	**220,966**	3,000	**3,000**

附註：

(a) **BERTS特許權**

一附屬公司合和泰國有限公司(「HTL」)與泰國運輸及通訊部(「MOTC」)及泰國國家鐵路局(「SRT」)訂立一份特許權協議，於曼谷市興建及經營高架公路及鐵路系統即曼谷高架公路及鐵路系統(「BERTS」)，及於特許地段發展商業及住宅物業。本集團已收到由MOTC及SRT發出之特許權協議終止通告而HTL已提出反對。有關之資料詳列於附註38(b)。

(b) **其他發展中項目**

其他發展中項目乃指珠江三角洲西岸幹道項目已產生成本。珠江三角洲西岸幹道為珠江三角洲西岸之一主要交通幹道，此項目將透過一間為此目的而即將成立之共同控制個體分三期發展。根據本集團與中方合營夥伴簽訂之合營協議，此項目之第一期(「西線第一期」)之合作年期為共同控制個體之營業執照簽發日起計三十年。於合作期內，本集團有權分佔共同控制個期於西線第一期之營運淨收益百分之五十。珠江三角洲西岸幹道之第二及第三期發展之詳細條款仍有待雙方協議。合營企業合同尚待有關的中國決策機構審批。於結算日，西線第一期已訂立之發展費用約港幣361,000,000元(二零零二年：港幣566,000,000元)。

於往年度購入作為發展此項目因經修訂計劃而超越現時需求之若干土地，本年度內已出售予當地政府機構，以令本集團回收部份於該項目之投資成本，為人民幣296,000,000元。

23. 長期應收款項

	集團 2002 港幣千元	集團 2003 港幣千元
應收貸款	448,154	**4,436**
應收契約廢止存款利息	24,674	**80,707**
出售一共同控制個體所得之應收款項	257,593	**240,718**
	730,421	**325,861**
減：於一年內到期並列於流動資產之部分		
應收貸款(附註27)	(122,257)	**(4,436)**
出售一共同控制個體所得之應收款項(附註26)	(20,159)	**(45,373)**
	588,005	**276,052**

24. 契約廢止／已抵押之存款

	集團 2002 港幣千元	集團 2003 港幣千元
契約廢止存款(附註如下)	5,086,602	**1,736,973**
已抵押之銀行存款(附註38(b))	95,504	**93,260**
	5,182,106	**1,830,233**
減：列於流動資產之契約廢止存款之即期部份	(3,349,259)	**(149,390)**
	1,832,847	**1,680,843**

附註： 契約廢止存款乃集團依據票據之行使契約廢止條款以信託方式存放於銀行，而其利益歸票據持有人之存款(附註32)。

25. 存貨

	集團 2002 港幣千元	集團 2003 港幣千元
酒店及餐館存貨	9,696	**8,588**

為數約港幣53,210,000元(二零零二年:港幣70,522,000元)之存貨成本於年內確認為支出。

26. 貿易及其他應收賬款

除應收之租金款項乃見票即付外,集團予其貿易客戶應收款項之平均信貸期為十五至六十天。

於結算日之貿易及其他應收賬款分析如下:

	集團 2002 港幣千元	集團 2003 港幣千元
應收賬款賬齡		
0-30天	67,223	**30,843**
31-60天	29,672	**9,418**
60天以上	7,670	**4,995**
出售一共同控制個體所得之應收款項(附註23)	20,159	**45,373**
應收保固金	33,928	**21,247**
	158,652	**111,876**

27. 應收貸款之即期部分

	集團 2002 港幣千元	集團 2003 港幣千元
貸款予共同控制個體(附註20)	53,474	**41,321**
其他應收貸款(附註23)	122,257	**4,436**
	175,731	**45,757**

28. 就合約工程應收(付)客戶之款項

	集團	
	2002 港幣千元	2003 港幣千元
已產生之合約成本	928,379	**15,687**
已確認溢利減虧損	5,893	**1,419**
	934,272	**17,106**
減：已收及應收之進度款	(938,024)	**(31,206)**
	(3,752)	**(14,100)**
代表為：		
應收客戶之款項包括於流動資產內	11,927	**323**
應付客戶之款項包括於流動負債內	(15,679)	**(14,423)**
	(3,752)	**(14,100)**

於二零零三年六月三十日，客戶所持之應收保固金及合約工程收取客戶預付款分別約為港幣21,000,000元(二零零二年：港幣34,000,000元)及港幣9,000,000元(二零零二年：港幣9,000,000元)。

29. 貿易及其他應付賬款

於結算日之貿易及其他應付賬款分析如下：

	集團	
	2002 港幣千元	2003 港幣千元
應付賬款到期日		
0－30天	198,443	**197,754**
31－60天	174,682	**55,896**
60天以上	125,850	**114,036**
應付保固金	32,761	**25,055**
應付發展費用(附註)	693,218	**683,219**
	1,224,954	**1,075,960**

附註： 應付發展費用乃為集團之若干附屬公司就發展集團之海外基建項目所產生之建築及機械廠房成本，該等項目發展現已終止。附屬公司已擱置支付該等已逾期之發展費用，尚待就磋商討回有關項目投資成本之結果。

30. 股本

	集團及公司	
	股份數目	面值
	2002及2003	2002及2003
	千股	港幣千元
普通股每股面值港幣2.5元：		
法定	1,200,000	3,000,000
已發行及繳足	875,982	2,189,955

本公司截至二零零三年六月三十日止兩年內之股本並無變動。

優先認股權計劃

本公司之優先認股權計劃(「認股權計劃」)根據普通決議案於一九九四年十月十一日獲通過後被採納，認股權計劃之有效期為十年，其目的為激勵董事及合資格僱員。按認股權計劃，董事局被授權授予本公司或其任何附屬公司之執行董事及僱員優先認股權以認購公司之股票。

授出之認股權須於授予函件發出日起二十八日內接受，而接納認股權時須支付之款項為每股權港幣一元，此款項當收取時於收益表內確認。

除上文提及，授出其他認股權之價值並無計入或扣減於呈報之兩年之財務報告表。

30. 股本(續)

優先認股權計劃(續)

以下表格詳細披露本公司以象徵性代價授予董事及一僱員之優先認股權及變動：

		授出認股權股份數目		
授出日期	每股行使價 港幣	於二零零一年七月一日之結餘	授出數目	於二零零二年及二零零三年六月三十日之結餘
董事				
二零零二年三月二十八日	6.15	–	3,000,000	3,000,000
二零零二年四月一日	6.15	–	1,000,000	1,000,000
二零零二年四月二日	6.15	–	1,000,000	1,000,000
二零零二年四月三日	6.15	–	2,500,000	2,500,000
		–	7,500,000	7,500,000
僱員				
二零零二年四月二日	6.15	–	800,000	800,000
		–	8,300,000	8,300,000

上述之認股權授出日期乃指該股權獲授讓人接納之日。

此認股權可按下列方式行使：

可行使認股權包括已行使部分之最大比例	行使期限
三分之一	由認股權授出日後之六個月至認股權授出日後之十八個月內
三分之二	由認股權授出日後十八個月至認股權授出日後之三十個月內
三分之三	由認股權授出日後三十個月至認股權授出日後之四十二個月內

除上文所披露者外，年內並無任何認股權授出、行使、註銷或失效。

31. 儲備金

	股本溢價 港幣千元	投資物業重估儲備金 港幣千元	資本儲備金 港幣千元	匯兌換算儲備金 港幣千元	中國法定儲備金 港幣千元	股息儲備金 港幣千元	保留溢利 港幣千元	總數 港幣千元
集團								
於二零零一年七月一日	8,508,890	2,652,868	83,010	(1,815)	–	61,319	471,323	11,775,595
已付截至二零零一年六月三十日止年度末期股息	–	–	–	–	–	(61,319)	–	(61,319)
重估減少	–	(398,553)	–	–	–	–	–	(398,553)
伸算附屬公司、共同控制個體及聯營公司財務報告表所引起兌換差額	–	–	–	2,148	–	–	–	2,148
應佔共同控制個體及聯營公司之儲備	–	–	–	(837)	–	–	–	(837)
年度淨溢利	–	–	–	–	–	–	339,790	339,790
轉往中國法定儲備金	–	–	–	–	22,884	–	(22,884)	–
股息支出儲備(附註13)	–	–	–	–	–	376,672	(376,672)	–
已付中期股息	–	–	–	–	–	(52,559)	–	(52,559)
於二零零二年六月三十日	8,508,890	2,254,315	83,010	(504)	22,884	324,113	411,557	11,604,265
已付截至二零零二年六月三十日止年度末期及特別股息	–	–	–	–	–	(324,113)	–	(324,113)
重估減少	–	(335,049)	–	–	–	–	–	(335,049)
伸算附屬公司、共同控制個體及聯營公司財務報告表所引起兌換差額	–	–	–	2,990	–	–	–	2,990
應佔共同控制個體及聯營公司之儲備	–	(2,298)	–	6,946	–	–	–	4,648
年度淨溢利	–	–	–	–	–	–	617,863	617,863
轉往中國法定儲備金	–	–	–	–	33,580	–	(33,580)	–
股息支出儲備(附註13)	–	–	–	–	–	218,996	(218,996)	–
已付中期股息	–	–	–	–	–	(61,319)	–	(61,319)
於二零零三年六月三十日	**8,508,890**	**1,916,968**	**83,010**	**9,432**	**56,464**	**157,677**	**776,844**	**11,509,285**
以上包括本集團應佔共同控制個體收購後之儲備如下:								
於二零零三年六月三十日	**–**	**–**	**–**	**916**	**56,564**	**–**	**893,480**	**950,960**
於二零零二年六月三十日	–	–	–	(259)	22,884	–	700,046	722,671
以上包括本集團應佔聯營公司收購後之儲備如下:								
於二零零三年六月三十日	**–**	**22,975**	**–**	**30,624**	**–**	**–**	**9,641**	**63,240**
於二零零二年六月三十日	–	25,273	–	24,853	–	–	33,364	83,490

31. 儲備金(續)

中國共同控制個體須按當地之規則提撥法定儲備金，該等儲備金包括一般資金及發展資金，並於合作期屆滿前不可分派。

	股本溢價 港幣千元	投資物業重估儲備金 港幣千元	資本儲備金 港幣千元	匯兌換算儲備金 港幣千元	股息儲備金 港幣千元	保留溢利 港幣千元	總數 港幣千元
公司							
於二零零一年七月一日	8,508,890	-	9,872	-	61,319	459,889	9,039,970
已付截至二零零一年六月三十日止年度末期股息	-	-	-	-	(61,319)	-	(61,319)
年度淨溢利	-	-	-	-	-	246,559	246,559
股息支出儲備(附註13)	-	-	-	-	376,672	(376,672)	-
已付中期股息	-	-	-	-	(52,559)	-	(52,559)
於二零零二年六月三十日	8,508,890	-	9,872	-	324,113	329,776	9,172,651
已付截至二零零二年六月三十日止年度末期股息	-	-	-	-	(324,113)	-	(324,113)
年度淨溢利	-	-	-	-	-	596,503	596,503
股息支出儲備(附註13)	-	-	-	-	218,996	(218,996)	-
已付中期股息	-	-	-	-	(61,319)	-	(61,319)
於二零零三年六月三十日	**8,508,890**	**-**	**9,872**	**-**	**157,677**	**707,283**	**9,383,722**

於二零零三年六月三十日，本公司可供分派儲備金為保留溢利及股息儲備金總數分別為港幣707,283,000元(二零零二年：港幣329,776,000元)及港幣157,677,000元(二零零二年：港幣324,113,000元)。

32. 遠期貸款

	集團 2002 港幣千元	集團 2003 港幣千元
無抵押之應付票據(附註)		
本金	4,415,541	**1,473,822**
提早贖回票據之溢價預提	112,528	**–**
減：未攤銷發行票據支出	(26,345)	**(6,555)**
	4,501,724	**1,467,267**
有抵押之銀行貸款之償還期		
一年內	289,776	**312,954**
一年後，兩年內	400,499	**475,854**
兩年後，五年內	1,751,569	**1,568,821**
五年後	501,000	**–**
	2,942,844	**2,357,629**
無抵押之銀行貸款之償還期		
一年內	–	**7,525**
一年後，兩年內	–	**133,553**
	–	**141,078**
其他無抵押之貸款之償還期		
兩年後，五年內	46,880	**47,480**
	7,491,448	**4,013,454**
減：於一年內到期列於流動負債		
無抵押之應付票據	(2,902,341)	**–**
提早贖回票據之溢價	(112,528)	**–**
未攤銷發行票據支出	13,252	**–**
	(3,001,617)	**–**
有抵押之銀行貸款	(289,776)	**(312,954)**
無抵押之銀行貸款	–	**(7,525)**
	(3,291,393)	**(320,479)**
	4,200,055	**3,692,975**

32. 遠期貸款(續)

附註：

結餘代表：

	集團	
	2002 港幣千元	2003 港幣千元
應付票據之本金償還期		
一年內	2,902,341	–
一年後，兩年內	–	**1,473,822**
兩年後，五年內	1,513,200	–
	4,415,541	**1,473,822**

由一附屬公司，廣深高速公路(控股)有限公司分別以本金之99.622%及99.349%發行價發行本金為美金200,000,000元(「2004票據」)及本金為美金400,000,000元(「2007票據」)之無抵押票據。2004票據及2007票據之年息分別按9.875%及10.25%計算，於每年二月十五日及八月十五日每半年支付一次利息。

於二零零二年六月三十日內集團依據行使契約廢止條款，將足夠支付未償還債務之本金及應付利息存於2004票據及2007票據信託人。於二零零二年八月集團根據票據條款行使選擇權，提早贖回未償還的2007票據，其尚欠之本金約為美金372,000,000元。

二零零三年六月三十日之應付票據乃指於二零零四年八月十五日到期之2004票據之未償還本金。該票據須於到期日以百分之百本金贖回。

以上之集團負債已扣除集團於年內回購及／或註銷之票據其本金總約美金5,000,000元(二零零二年：美金10,000,000元)。

33. 應付附屬公司之款項

應付附屬公司之款項均無抵押、不計利息及無固定還款期限。因由結算日起一年內將不須歸還該等款項，故有關款項被歸類為非流動負債。

34. 應付聯營公司之款項

應付聯營公司之款項均為無抵押、不計利息及無固定還款期限。因由結算日起一年內將不須歸還該等款項，故有關款項被歸類為非流動負債。

35. 資產抵押及一附屬公司之股份認購權

(a) 於結算日，本集團以參予基建項目之一共同控制個體之權益，其賬面值為港幣1,915,000,000元(二零零二年：港幣1,986,000,000元)作為抵押，向銀行取得並提取約港幣372,000,000元(二零零二年：港幣467,000,000元)之貸款額，以作為本集團發展上述項目。

(b) 本集團以賬面總值約港幣5,571,000,000元(二零零二年：港幣5,895,000,000元)之投資物業及約港幣795,000,000元(二零零二年：港幣781,000,000元)之其他物業作為抵押，以取得本集團之其他信貸總額約達港幣2,933,000,000元(二零零二年：港幣3,072,000,000元)。於結算日，該等信貸額已被提用約達港幣2,241,000,000元(二零零二年：港幣2,451,000,000元)。

(c) 若干附屬公司結欠其控股公司為數共約港幣7,294,000,000元(二零零二年：港幣7,226,000,000元)之款項，其還款次序次於本集團之銀行貸款。

(d) 就往年度一項提供本集團之信貸安排，本集團已以象徵式代價，授予借款人一認購權，可購入一附屬公司合和公路基建有限公司達5%之權益，該附屬公司乃一投資控股公司，旗下之公司主要於中國經營業務。該股份認購權只可於該附屬公司於香港聯合交易所有限公司上市日起之三十六個月內以公開認購股份之價格行使。

36. 項目承擔

於結算日，本集團內公司之承擔茲列如下：

(a) 中國高速公路項目

如附註22(b)所述，一間將於中國成立之共同控制個體將會發展西線第一期。預計第一期的總發展費用約為人民幣1,680,000,000元，其中人民幣294,000,000元(二零零二年：人民幣294,000,000元)由本集團以資本投入共同控制個體方式提供。

於結算日，本集團應佔廣深高速公路合營企業就路面重鋪之已訂立但未計提之金額約為港幣35,000,000元(二零零二年：無)。

(b) 印尼共和國之電廠項目

一附屬公司承諾發展於印尼之Tanjung Jati B發電廠。該項目之總發展成本估計約達港幣13,687,000,000元。直至結算日，已投入之發展費用及項目成本約達港幣3,163,000,000元(二零零二年：港幣3,163,000,000元)。本集團已簽訂協議出售該電廠項目，並於結算日後完成交易。

36. 項目承擔(續)

(c) 其他投資

(i) 一附屬公司同意向一共同控制個體提供資金達港幣800,000,000元作其物業發展項目用途。於結算日，該附屬公司已向該共同控制個體提供墊款約港幣462,000,000元(二零零二年：港幣474,000,000元)。另外，本集團應佔該共同控制個體之已訂約但未計提之物業發展費用，其數額約為港幣20,107,000元(二零零二年：港幣33,933,000元)。

(ii) 若干附屬公司已同意承諾發展位於中國東莞市麻涌之商住物業項目，惟仍須有關當局批准，以及／或仍有待正式項目協議之簽署及其條款之決定。

(d) 物業發展支出

	集團		公司	
	2002	***2003***	*2002*	***2003***
	港幣千元	***港幣千元***	*港幣千元*	***港幣千元***
批准但未訂約	88,054	**99,525**	–	**–**
已訂約但未計提	4,607	**30,228**	–	**–**
	92,661	**129,753**	–	**–**

37. 營業租約承擔

本集團作為承租人

於結算日，本集團作出之不可撤銷營業租約之日後最低租賃付款之承擔如下：

	集團	
	2002	***2003***
	港幣千元	***港幣千元***
在一年內	952	**952**
在第二年至第五年(包括首尾兩年)內	2,216	**2,216**
	3,168	**3,168**

營業租賃款項指本集團就土地及樓宇之應付租金金額。租約按平均二至五年之租賃年期商議，而租金於租約期內維持不變。

37. 營業租約承擔(續)

本集團作為出租人

於結算日，本集團之投資物業賬面總值約港幣3,962,000,000元(二零零二年：港幣4,249,000,000元)乃以營業租約租出。

此項物業獲租客承諾於未來一至三年租用，租客並未有授予終止租約權。

於結算日，本集團與租客已簽約並按下列之最低租金付款：

	集團	
	2002 港幣千元	2003 港幣千元
在一年內	165,753	**129,823**
在第二年至第五年(包括首尾兩年)內	102,975	**86,221**
	268,728	**216,044**

本公司於結算日並無任何重大營業租賃承擔。

38. 或然事項

於結算日，有關之或然事項茲列如下：

(a) 出售亞洲電力

關於往年度本集團出售亞洲電力發展有限公司(「亞洲電力」)之權益，本集團與買家簽訂協議，訂明買家及其關連公司同意解除及放棄向本集團提出根據出售協議引致之索償。本集團亦同意解除及放棄向買家及其關連公司提出任何索償。本集團同意作出若干履約承擔及擔保，為此於往年度之財務報告中已予撥備約港幣164,000,000元。該撥備為管理層就卸下本集團對其上述協議中之債務及負債所需之費用及支出之最佳估計。董事認為該撥備由結算日起一年內無須支付，故有關撥備被歸類作非流動負債。

38. 或然事項(續)

(b) 泰國運輸系統

泰國運輸及通訊部(「MOTC」)向HTL發出終止通告，終止與其訂立的特許權協議，並保留因終止協議所產生損失之索償權利。MOTC更發信欲沒收所有由HTL付予的特許權費及由一銀行替HTL發出，並以本集團銀行存款作抵押，為數約港幣93,000,000元之履行保證書。但政府因其終止特許權之行動受到爭議，未能成功沒收保證書金額。於一九九八年九月，MOTC對終止特許權協議加以證實，並申明會稍後通知HTL疑索償之金額。另一方面，HTL申辯特許權已在特許權協議條款以外下被MOTC充公或剝奪，並且向MOTC索償約1,000億泰銖及要求釋放前述之履行保證書。董事局認為並不可行評估上述行動所帶來之後果。

(c) 呂宋之基建項目

一前董事與其有關之公司採取法律行動，就於菲律賓呂宋建議中之基建項目所產生約港幣13,900,000元之費用追討賠償，及聲稱本公司已受合約限制需分配負責發展該項目之聯營公司之若干股份。本公司已就指控提出反駁，並有意作出強烈辯護。本公司董事尋求法律意見後，認為該指控並無依據，亦不會為集團帶來任何重大損失。

(d) 其他項目

一供應商向本公司之一附屬公司採取法律行動，指就於往年度興建一公路項目違反合約追討賠償約港幣33,000,000元。該附屬公司有意作出強烈辯護。董事尋求法律意見後，認為該指控並無依據，亦不會為集團帶來任何重大損失。

		集團		公司	
		2002 港幣千元	**2003 港幣千元**	2002 港幣千元	**2003 港幣千元**
(e)	被下列提取之受擔保信貸：				
	附屬公司	–	**–**	3,147,778	**2,863,939**
	一共同控制個體	697,551	**697,551**	697,551	**697,551**

39. 退休金福利計劃

本集團已為香港僱員成立強制性公積金計劃(「強積金計劃」)。強積金計劃之資產由獨立信託人監管。於收益表扣除之退休金福利計劃供款為集團按各僱員有關薪金百分之五及以港幣20,000元為上限之應付供款。於結算日並無喪失權利之供款能用作減低未來供款責任。年內本集團對強積金計劃作出之供款約為港幣7,014,000元(二零零二年:港幣7,328,000元)。

40. 主要附屬公司

董事局認為若將所有附屬公司列出,篇幅冗長,故下文只概列主要影響本集團之業績、資產或負債之附屬公司於結算日之資料。除特別註明外,所有下列附屬公司均為私人公司,並主要於註冊或成立之地方經營,並且所有發行之股份均為普通股。所有附屬公司於年度內或年終時均無任何未償還之貸款資本。

公司名稱	*已發行繳足股本*	*本公司所持已發行普通股本面值之比例* 直接 %	間接 %	*主要業務*
於香港註冊成立:				
Goldhill Investments Limited	2股每股面值港幣100元及60,600股每股面值港幣100元之無投票權遞延股	–	100	物業投資
合和中國發展(高速公路)有限公司(ii)	2股每股面值港幣1元及4股每股面值港幣1元之無投票權遞延股	–	97.5	高速公路項目投資
合和建築有限公司	200,000股每股面值港幣100元	–	100	建築、項目管理及投資控股
HH Finance Limited	100,000股每股面值港幣10元	100	–	融資貸款
合和食品有限公司	1,000,000股每股面值港幣1元	–	100	經營餐廳飲食
合和廣珠高速公路發展有限公司(ii)	2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股	–	100	高速公路項目投資
合和屋宇有限公司	30,000股每股面值港幣100元	100	–	物業代理及投資控股
合和皇崗發展有限公司(ii)	2股每股面值港幣1元	–	100	物業投資

40. 主要附屬公司(續)

公司名稱	已發行繳足股本	本公司所持已發行普通股本面值之比例 直接 %	間接 %	主要業務
於香港註冊成立:(續)				
合和物業管理有限公司	2股每股面值港幣100元	100	–	樓宇及車位管理
合和順德道路有限公司(ii)	2股每股面值港幣1元	–	100	公路系統項目投資
合和滑模工程有限公司	2,000,000股 每股面值港幣1元	–	100	專科工程承建分包商
Hopewell 108 Limited	1,000股 每股面值港幣100元	–	100	物業投資
Hopewell 109 Limited	100股 每股面值港幣100元	100	–	投資控股
Hopewell 110 Limited	10,000股 每股面值港幣100元	–	100	物業投資及發展
國際展貿中心有限公司	2股每股面值港幣1元 及10,000股 每股面值港幣1元 之無投票權遞延股	–	100	物業投資及管理一展貿中心
九龍悅來酒店有限公司	2股每股面值港幣100元 及20,000股 每股面值港幣100元 之無投票權遞延股	–	100	酒店持有及經營
樂富有限公司	52,000股 每股面值港幣100元	100	–	投資控股
美家酒店管理有限公司	3,000,000股 每股面值港幣1元	–	100	酒店管理及投資控股
Parkgate Enterprises Limited	10,000股 每股面值港幣10元	–	100	物業投資
滑模工程有限公司	1,000,001股 每股面值港幣1元	–	100	建築、項目顧問及投資控股
韋安投資有限公司	2股每股面值港幣1元及 2股每股面值港幣1元 之無投票權遞延股	–	100	物業投資及投資控股
Yuba Company Limited	10,000股 每股面值港幣1元	–	100	物業投資

40. 主要附屬公司(續)

公司名稱	已發行繳足股本	本公司所持已發行普通股本面值之比例 直接 %	間接 %	主要業務
於澳門註冊成立：				
Slipform Engineering (Macau) Limited	500,000股每股面值葡幣1元	–	100	建築
於中國成立：				
廣州市合和(花都)置業發展有限公司(iii)	人民幣99,200,000(註冊資本)	–	95	物業發展
於英屬處女群島註冊成立：				
Goldvista Properties Limited (i)	1股每股面值1美元	–	100	物業投資
廣深高速公路(控股)有限公司(i)	20,000股每股面值1美元	–	100	投資控股
合和(花都)置業投資有限公司(i)	1股每股面值1美元	–	100	投資控股
合和環穗公路有限公司(ii)	1股每股面值1美元	–	100	公路系統項目投資
Hopewell Shunde Highway 105 Limited (ii)	2股每股面值1美元	–	100	公路系統項目投資
Kammer Investment Limited (i)	1股每股面值1美元	100	–	投資控股
兼松電力(華南)有限公司(ii)	10,000股每股面值1美元	–	83.34	發展發電廠
Primax Investment Limited (i)	1股每股面值1美元	100	–	投資控股
Procelain Properties Ltd. (i)	1股每股面值1美元	–	100	物業投資
Singway (B.V.I.) Company Limited (i)	1股每股面值1美元	–	100	物業投資
Tubanan Power Limited (i)	100股每股面值1美元	–	100	投資控股
怡盛國際有限公司(ii)	1股每股面值1美元	–	100	財務投資

40. 主要附屬公司 *(續)*

公司名稱	已發行繳足股本	本公司所持已發行普通股本面值之比例 直接 %	間接 %	主要業務
於開曼群島註冊成立：				
Delta Roads Limited (i)	46,422股 每股面值港幣10元	–	100	投資控股
合和公路基建有限公司 *(附註42(a))*	3,120,250股 每股面值港幣10仙	–	100	投資控股
於泰國註冊成立：				
Hopewell (Thailand) Limited	1,500,000,000股 每股面值10泰銖	100	–	高架公路及鐵路系統項目投資
於馬爾他共和國註冊成立：				
Grand Hotel Excelsior Limited	50,000股 每股面值LM1	–	100	發展及經營酒店
Slipform Engineering (Malta) Limited	10,000股 每股面值LM1	–	100	項目管理及建築
於印尼共和國註冊成立：				
P.T. Hi Power Tubanan 1	2,200,000股 每股面值100美元 繳足合計為美元220,000,000	–	80	發展發電廠項目

附註：

(i) 主要於香港經營業務

(ii) 主要於中國經營業務

(iii) 於中國註冊之中外合作企業

無投票權遞延股實際上不附帶任何收取有關公司之股息或通告及出席其股東大會或投票之權利，亦無權於公司清盤時獲取任何分派。

上述附屬公司及其他並未列出之附屬公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之本公司周年申報表內詳列。

41. 主要聯營公司資料

下述主要聯營公司之資料。除特別註明外，所有下列聯營公司均於香港註冊及營運。

公司名稱	本公司持有已發行股本面值之比例 %	主要業務
添麗有限公司(i)	46	物業投資
新合成發展有限公司(i)及(ii)	20	酒店營運

附註：

(i) 採納十二月三十一日為財政年度結算日

(ii) 主要於中國經營業務

董事局認為若將所有聯營公司列出，篇幅冗長。上述聯營公司及其他並未列出之聯營公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之本公司周年申報表內詳列。

42. 結算日後事項

(a) 於本年度內，集團就分拆若干高速公路之權益進行重組，投資於廣深高速公路，廣州東南西環高速公路及珠江三角洲西岸幹道之項目公司轉移到一間全資附屬公司合和公路基建有限公司(「合和公路基建」)。於結算日後，合和公路基建公開發售720,000,000股股份，每股作價港幣4.18元，共得扣除支出前現金港幣3,009,600,000元。合和公路基建同時發售總數87,533,636認股權證，可認購合和公路基建股份，以每十股本公司之股份可獲一認股權證為基準分派予本公司之股東。合和公路基建之股份及認股權證已獲批准於香港聯合交易所有限公司之主板上市，並於二零零三年八月六日開始交易。分拆之詳細資料載於本公司於二零零三年六月三十日刊發予股東之通函內。

(b) 出售Tanjung Jati B電廠項目於結算日後已經完成。有關是項交易之詳細資料概述於附註8。

43. 財務報告表之批准

載於第43至94頁之財務報告表已於二零零三年九月八日獲本公司董事會批准及授權刊發。

主要物業一覽表

A. 已落成投資物業及酒店物業(除非特別説明，物業乃長期租約)：

物業／土地	座落地點	用途	地塊面積(平方米)	總樓面面積(平方米)	本集團權益(%)
國際展貿中心(中期租約)	九龍九龍灣展貿徑1號	會議、展覽、食肆、陳列寫字樓及停車場	22,280	163,702*	100
合和中心	香港灣仔皇后大道東183號	商業、寫字樓及停車場	5,207	78,102*	100
悦來酒店(中期租約)	新界荃灣荃華街3號				
一商場及停車場		商場及停車場		22,689*	100
一酒店物業		酒店經營		49,073	100
			5,750	71,762	
荃威花園商場(中期租約)	新界荃灣安育路9號	商業	不適用	20,742	100
荃威花園停車場125個車位(中期租約)	新界荃灣安育路9號	停車場	不適用	不適用	100
胡忠大廈停車場80個車位(中期租約)	香港灣仔皇后大道東213號3字樓－5字樓	停車場	不適用	不適用	100
興偉中心22－24樓及V1－V15車位(中期租約)	香港香港仔田灣海旁道7號	工業、商業及停車場	不適用	7,551*	100

B. 持作發展或發展中之投資物業:

物業／土地	座落地點	用途	地塊面積(平方米)	總樓面面積(平方米)	本集團權益(%)
Mega Tower Hotel	香港灣仔堅尼地道、厚豐里、船街	酒店、購物綜合設施及會議設施(計劃中)	7,509#	計劃中	100
皇后大道東196－206號	香港灣仔皇后大道東196－206號	待發展	464	不適用	100
城東大廈	香港灣仔皇后大道東214－224號	待發展	459	4,145*	100
三板街9－19號	香港灣仔三板街9－19號	待發展	623	不適用	100
濠景花園(第二至五期)	澳門氹仔北面	住宅、商業、酒店／會議中心及停車場(第二期下層結構工程已完成)	146,174	不適用	50
Grand Hotel Excelsior	馬爾他共和國	酒店(重建中)	33,428	55,328	100
花都發展	中國廣州花都區	住宅、商業、物流及社區設施大樓	733,000	不適用	95

附註:

* 不包括車位之面積

\# 該物業發展計劃所需土地面積約13,000平方米，其中7,509平方米之土地為本集團持有，另其餘之土地將主要通過與政府土地交換方式收購，惟尚未達成有關之補地價金額。

Hopewell Holdings Limited
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2865 6276
Web Page : www.hopewellholdings.com

合和實業有限公司
香港皇后大道東183號
合和中心64樓
電話 : (852) 2528 4975
圖文傳真 : (852) 2865 6276
網址 : www.hopewellholdings.com